
how
when
where

consumer-driven.
future-focused.

Valassis®

2011 Annual Report

deliver value to consumers —

# howwhenwhere

they want. that's our mission.

We have been doing it since George Valassis founded our company more than forty years ago, pioneering a new industry to deliver savings to consumers on behalf of advertisers looking for an exceptional return on investment. What an incredible journey it has been. Our mission is more powerful than ever. Today our RedPlum® Media Portfolio delivers this sought after value – in the mail, in your newspaper, in your store, and increasingly, online.

## 2011 Results and Highlights

2011 was defined by the strong performances of our Shared Mail and NCH coupon clearing and analytics businesses, as well as growing momentum in digital.

Full-year 2011 adjusted net earnings per common share, diluted[b] increased 44.2% and our fourth-quarter adjusted EBITDA[b] of $91.3 million is a single-quarter record for Valassis®

Shared Mail revenue grew 3.3% in 2011 over 2010, while segment profit was up 22.4% due to the strong operating leverage of this business. Since acquiring the Shared Mail business in 2007, it has proven to be both a profitable and strategic addition to our company. While newspaper-distributed promotions remain an integral part of our clients' media plans, Shared Mail has addressed the secular decline in newspaper circulation. We anticipate Shared Mail, along with our innovation initiatives, will continue to be a major driver of growth in the future.

During the recent recession, there was a dramatic shift in consumer behavior toward savings. This value-seeking behavior has now become a way of life for an increasing number of consumers. According to NCH, consumers redeemed and saved $4.6 billion with consumer packaged goods coupons in 2011 – $500 million more than they did in 2010.

The upside of this strength in coupon redemption was another exceptional performance by our NCH coupon clearing and analytics business. Revenue for NCH was up 9.1% in 2011 over 2010 with segment profit contribution up over 25%. We acquired NCH in 2003 and it has been another profitable, strategic addition to our company. The downside of steep growth in coupon redemption was the pull back in consumer packaged goods media spending in the second half of the year. That impacted both our FSI and In-store businesses.

Our investment in innovation has been guided by consumer trends and the increasing use of online media. We are very pleased with the momentum in our Digital business in 2011 where we achieved a significant 59% year-over-year revenue growth. We have recruited and built an incredibly talented Digital team, and we are confident we have the right plan and people in place to gain a greater share of the growing advertising budgets in the dynamic digital space. Going forward, we expect Digital to become an increasingly important contributor to both revenue and profit.



Al Schultz, Chairman, and Rob Mason, President and CEO

We are also pleased that pricing improvement was an overall contributor to revenue and profit in 2011. This was a true organization-wide accomplishment and reflects the increased value, performance and return on investment our products provide clients.

2011 was also a year in which we made significant improvement in our capital structure. We refinanced substantially all of our outstanding debt, reducing annual interest expense from $65 million in 2010 to an estimated $30 million in 2012. Our low-cost, long-tenured capital structure provides us with increased flexibility to use our free cash flow to drive shareholder value and invest in our future growth. While we have no material debt repayment due until 2017, we reduced our total debt by over $100 million in 2011, ending the year with a net leverage ratio of 1.6x.

While we have significant experience investing in innovation, organic start-ups and acquisitions, in 2011 it became apparent that one of our best investments of free cash flow was to buy back shares. We repurchased 8.9 million of our shares in 2011, representing 17% of our beginning-of-the-year, fully diluted share base, for $215 million.

## Consumer Driven and Focused on the Future

The value-seeking lifestyle is the "new normal" and advertisers are challenged to deliver this value with a high degree of relevance within a fragmented and changing media landscape. The traditional path to purchase was linear and brought the consumer from awareness to purchase one step at a time. It doesn't work like that anymore. Consumers now have multiple media touch points throughout the process and are always connected in real time. Our clients need solutions to reach the right consumers throughout the process of that purchase decision. That's where Valassis has a unique advantage. We can deliver targeted, print and digital solutions to engage consumers throughout the path to purchase.

While digital will continue to grow in importance, we believe print is here to stay as clients increasingly seek to blend the scale of traditional with new media. We look to our core businesses to fuel our investment in the future while our digital platform continues to develop. Today we offer online display advertising, targeted acquisition email and an expanding digital offer network where consumers can print coupons securely from online sites or download offers directly to their frequent shopper cards or other unique identifier.

We are experts at what we do, combining unparalleled targeting expertise with a deep understanding of consumers and our clients' businesses. Valassis offers blended solutions of targeted print and digital media to engage consumers and drive results for our clients.

Together, as Chairman and CEO, we are excited to begin a new chapter in our company's history. Our product portfolio is more relevant than ever, and our award-winning culture brings together the best and brightest in 28 states and eight countries. In fact, we were recognized with 23 awards in 2011 from institutions such as *Working Mother* magazine, *Advertising Age*, *InformationWeek* and more, celebrating diversity and inclusion, innovation and our culture. We are confident we have the right strategies, and most importantly, the right people to drive our business into the future. Our team of 7,000 associates is energized and passionate about continuing to be the number one source of value to consumers and number one provider of value to our clients. That's the cornerstone of our mission; one that we expect will continue to deliver unprecedented value to our shareholders.

Al Schultz
Chairman

Rob Mason
President and CEO

Valassis®

See footnote b in the section entitled "2011 Financials at a Glance"

# deliveringvalue

## through our RedPlum Media Portfolio

Today's consumer seeks value, coupons and deals across all media channels. We are uniquely positioned to reach today's value-centric consumer by integrating print and digital to deliver blended solutions through our RedPlum Media Portfolio. To ensure our 15,000 clients are effectively reaching their target audiences with the right media – whether shared mail, newspapers or digital – we have developed an award-winning, targeting platform that uses advanced analytics to help clients achieve the best return on their ad spend.

Saving remains top of mind as 91% of shoppers plan a shopping list with coupons before going to the store.[1] Consumers saved $4.6 billion with coupons in 2011 – a 12.2% increase from the previous year – embracing a forever frugal mindset developed during recessionary times.[2]


redplum.com
Good Deal
30-Day
Money-Back
Guarantee
HBO Included
$99
Call 1-877-545-8122.

RedPlum Media
blendedsolutions

SOURCES: [1] 2011 NCH Consumer Survey; [2] NCH Marketing Services, Inc., Annual Topline U.S. CPG Coupon Facts Report for Year-end 2011


Shared Mail
Inserts
Co-op FSI
Digital
In-store
redplum.com
Sweet gets a jolt.
50% less
sugar & calories
Trop50
$1.00 OFF 2
Best Tasting Shakes
BUY ONE GET ONE 50%

**Shared Mail** This product combines individual promotional inserts from various advertisers including national and local grocers, restaurants, specialty retail stores and more into a single shared mail package. With primary delivery through the U.S. Postal Service, it reaches approximately 70 million U.S. households weekly, and with our comprehensive residential address list, we have a total reach of over 130 million U.S. households. Valassis' advanced targeting capabilities enable clients to select areas they service and, at the same time, distribute different versions of the targeted advertisements to reach their desired consumers.

Our signature "Have You Seen Me?℠" program across our portfolio has fundamentally changed the way America searches for missing children. Of the more than 2,600 children featured in photo programs like this, more than 1,400 have been recovered.

**Inserts** We provide our clients with print and media placement of solo insert formats, as well as specialty print promotion products in various customized formats. Valassis was the recipient of nine Gold Ink Awards in the 2011 annual competition that recognizes excellence in printing.

**Variable Data Postcard** The latest innovation to our Shared Mail offerings, this personalized direct mail postcard is delivered on top of the Shared Mail Package, offering clients high visibility, targetability and measurability. Advertisers can change addressee names, messages, images, offers or any combination thereof at a household level to meet their objectives.

**Run-of-Press (ROP)** We offer clients the ability to run their promotional advertising directly on the pages of newspapers in our network of over 15,000 publications. The short lead time and broad reach makes this medium attractive for last-minute client marketing decisions.

**Sampling and Direct-to-Door** Our targeted newspaper-delivered and direct-to-door sampling products offer manufacturers the ability to cover over 60 million U.S. households. In addition, our Direct-to-Door programs can be targeted at radius, ZIP or block group level, and reach up to 53 million homes.

**Digital** Valassis continues to develop digital media solutions and coupon functionality that empower clients and their brands to better reach, engage and activate consumers across today's ever-changing digital media landscape. With Online Display Ads, our robust targeting uses geographic, contextual and behavioral attributes to effectively reach consumers with flexible ad formats and rich media including video and mobile ads. Using Acquisition Email, clients can get their promotional messages and offers directly to targeted consumers via their inbox. In 2011, Valassis introduced a new proprietary secure print technology, making it even easier for consumers to print coupons from redplum.com and across the Internet including our RedPlum Network of over 6,500 websites, blogs and social media links. In addition, Valassis' coupon-to-card/ID functionality, delivered via our award-winning proprietary technology platform, provides advertisers access to the largest digital coupon retailer network capable of reaching over 140 million retailer loyalty cardholders across 45 retail banners and 12,000 stores nationwide.

**Co-op FSI (Free-standing Insert)** This four-color booklet contains promotions and coupons primarily from consumer packaged goods manufacturers. We print our RedPlum booklets at our own facilities, which are then distributed through newspapers and Shared Mail. In 2011, we delivered our traditional Co-op FSIs to approximately 60.4 million households on 42 publishing dates. Overall in 2011, 89.4% of all coupons were distributed in FSI coupon booklets.[3]

**In-store** Reaching a network of over 3,000 grocery stores, our in-store portfolio consists of brand equity, price and coupon-driven solutions designed to increase brand awareness and influence purchases at shelf.

**NCH Marketing Services** NCH is a provider of coupon clearing, analytical promotion management products and marketing services for retailers and consumer packaged goods manufacturers in the United States and Europe. Services include retailer coupon clearing, manufacturer redemption and promotion analysis.

NCH
A Valassis Company

# 2011 financials at a glance

## Adjusted Net Earnings per Common Share, Diluted[b]



$1.09
$0.29
$1.23
$1.90
$2.74
2007
2008
2009
2010
2011


| Millions of Dollars, Except Share Data | Years Ended December 31, 2011 | 2010 | % Change |
|---|---|---|---|
| Total Revenues | $2,236.0 | $2,333.5 | -4.2% |
| Average Shares Outstanding, Diluted (in thousands) | 48,777 | 51,957 | -6.1% |
| Net Earnings | $113.4 | $385.4[a] | -70.6% |
| Adjusted Net Earnings[b] | $133.5 | $98.7 | +35.3% |
| Adjusted EBITDA[b] | $316.6 | $318.6 | -0.6% |

[a] Includes a $301.4 million gain on litigation settlement, net of tax and related payments, associated with the News America litigation settlement proceeds (equivalent to $5.80 earnings per share) and a $14.7 million loss on extinguishment of debt, net of tax, related to our tender offer and open market repurchases of $297.8 million aggregate principal amount of our 8¼% Senior Notes due 2015 (equivalent to $0.28 earnings per share).

[b] We define Adjusted Net Earnings as net earnings excluding litigation settlement proceeds, net of tax and related payments, loss on extinguishment of debt and related charges, net of tax and impairment charges and other non-recurring costs, net of tax. We define Adjusted EBITDA as net earnings excluding interest expense, net, other non-cash income, net, income taxes, loss on extinguishment of debt, depreciation and amortization, stock-based compensation expense, impairment charges and other non-recurring costs and litigation settlement proceeds, net of related payments. We define Adjusted Net Earnings per Common Share, Diluted as net earnings per share, diluted, excluding the after-tax effect of litigation settlement cash proceeds, net of related payments, loss (gain) on extinguishment of debt and related charges and impairment charges and other non-recurring costs. Adjusted Net Earnings, Adjusted EBITDA and Adjusted Net Earnings per Common Share Diluted are non-GAAP financial measures, have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow or other income or cash flow data prepared in accordance with GAAP. These financial measures are considered by management to be more comparable measures of Valassis' performance versus prior years. For further discussion of these non-GAAP financial measures, see Valassis' fourth quarter and full-year 2011 press release dated February 16, 2012 available at www.valassis.com under "Investors." Reconciliations of Adjusted EBITDA to net earnings and cash flows from operating activities, Adjusted Net Earnings to net earnings and Adjusted Net Earnings per Common Share, Diluted to net earnings per common share, diluted are set forth below.

### Reconciliation of Adjusted EBITDA to Net Earnings and Cash Flows from Operating Activities

| Millions of Dollars | Fourth Quarter 2011 | Years Ended December 31, 2011 | 2010 |
|---|---|---|---|
| Net Earnings | $34.3 | $113.4 | $385.4 |
| Income Taxes | 15.9 | 66.3 | 247.3 |
| Interest Expense, Net | 6.0 | 35.3 | 64.3 |
| Other Non-Cash Income, Net | (0.4) | (2.3) | (5.7) |
| Depreciation and Amortization | 15.2 | 60.7 | 61.4 |
| Loss on Extinguishment of Debt | — | 16.3 | 23.9 |
| EBITDA | $71.0 | $289.7 | $776.6 |
| Stock-Based Compensation Expense | 6.3 | 12.9 | 32.1 |
| Litigation Settlement Proceeds, Net of Related Payments | — | — | (490.1) |
| Impairment Charges and Other Non-Recurring Costs | 14.0 | 14.0 | — |
| Adjusted EBITDA | $91.3 | $316.6 | $318.6 |
| Interest Expense, Net | (6.0) | ($35.3) | ($64.3) |
| Income Taxes | (15.9) | (66.3) | (247.3) |
| Litigation Settlement Proceeds, Net of Related Payments | — | — | 490.1 |
| Changes in Operating Assets and Liabilities | 7.6 | (14.8) | (33.8) |
| Cash Flows from Operating Activities | $77.0 | $200.2 | $463.3 |

### Reconciliation of Adjusted Net Earnings to Net Earnings

| | Years Ended December 31, 2011 | 2010 |
|---|---|---|
| Net Earnings | $113.4 | $385.4 |
| Litigation Settlement Proceeds, Net | — | (301.4) |
| Loss on Extinguishment of Debt, Net | 11.6 | 14.7 |
| Impairment Charges and Other Non-Recurring Costs | 8.5 | — |
| Adjusted Net Earnings | $133.5 | $98.7 |

### Reconciliation of Adjusted Net Earnings per Common Share, Diluted to Net Earnings Per Common Share, Diluted

| Years Ended December 31, | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Net Earnings Per Common Share, Diluted | $2.33 | $7.42 | $1.36 | ($4.37) | $1.09 |
| Litigation Settlement Proceeds, Net | — | (5.80) | — | — | — |
| Loss (Gain) on Extinguishment of Debt, Net | 0.24 | 0.28 | (0.13) | | |
| Impairment Charges and Other Non-Recurring Costs, Net | 0.17 | — | — | 4.66 | — |
| Adjusted Net Earnings Per Common Share, Diluted | $2.74 | $1.90 | $1.23 | $0.29 | $1.09 |

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2011**

**or**

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Commission File Number: 1-10991**

# VALASSIS COMMUNICATIONS, INC.
**(Exact Name of Registrant as Specified in its Charter)**

| | |
|---|---|
| **Delaware**<br>**(State of Incorporation)** | **38-2760940**<br>**(IRS Employer Identification Number)** |

**19975 Victor Parkway**
**Livonia, MI 48152**
**(Address of principal executive offices)**

**Registrant's Telephone Number: (734) 591-3000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Exchange on which registered |
|---|---|
| Common Stock, par value $.01 per share | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act:
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

| | |
|---|---|
| Large Accelerated Filer ☒ | Accelerated Filer ☐ |
| Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) | Smaller Reporting Company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the voting and non-voting stock held by non-affiliates* of the registrant was approximately $1.1 billion. As of February 21, 2012, there were 42,709,442 shares of the Registrant's Common Stock outstanding.

**Documents Incorporated by Reference**

The applicable portions of Valassis' Definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be held on or about May 3, 2012 are incorporated by reference herein into Part III of this Annual Report on Form 10-K.

* Without acknowledging that any individual director or executive officer of Valassis is an affiliate, the shares over which they have voting control have been included as owned by affiliates solely for purposes of this computation.

**VALASSIS COMMUNICATIONS, INC.**
**Index to Annual Report on Form 10-K**

**Year Ended December 31, 2011**

# PART I

## ITEM 1. BUSINESS

### The Company

Valassis is one of the nation's leading media and marketing services companies, offering unparalleled reach and scale to more than 15,000 advertisers. Our RedPlum™ media portfolio delivers value on a weekly basis to over 100 million shoppers across a multi-media platform – in-home, in-store and in-motion. Through our digital offering, including redplum.com and save.com, consumers can find compelling national and local deals online.

Our products and services are positioned to help our clients reach their customers through mass-delivered or targeted programs. We provide our clients with blended solutions, including shared mail, newspaper, in-store and digital delivery. We offer the only national shared mail distribution network in the industry. We utilize a proprietary patent pending targeting tool that provides our clients with multi-media recommendations and optimization. We are committed to providing innovative marketing solutions to maximize the efficiency and effectiveness of promotions for our clients and to deliver value to consumers how, when and where they want.

We currently operate our business in the following reportable segments:

- Shared Mail—Products that have the ability to reach 9 out of 10 U.S. households through shared mail distribution. Our Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered primarily through the United States Postal Service ("USPS").
- Neighborhood Targeted—Products that are targeted to specific newspaper zones or neighborhoods based on geographic and demographic characteristics.
- Free-standing Inserts—Four-color booklets that contain promotions, primarily coupons, from multiple advertisers (cooperative), which we publish and distribute to approximately 60 million households through newspapers and shared mail, as well as customized FSIs (custom co-ops) featuring multiple brands of a single client.

In addition, all other lines of business that are not separately reported are captioned as International, Digital Media & Services, which includes NCH Marketing Services, Inc. ("NCH"), Valassis Canada, Inc., Promotion Watch, direct mail, analytics, digital and in-store.

### *Shared Mail*

We distribute, through our wholly-owned subsidiary, Valassis Direct Mail, Inc., shared mail advertising products to approximately 70 million U.S. households, primarily on a weekly basis, largely through the USPS. The Shared Mail segment also includes solo mail and other products and services.

We maintain one of the most comprehensive and up-to-date residential address lists in the United States and have a total reach of over 113 million U.S. households. Our client base for this segment consists principally of national and local grocers, restaurants, drug stores, discount, department and home furnishing stores, and other retailers.

Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered mainly through the USPS. Individual clients can select targeting levels by choosing all ZIP code zones, specific ZIP code zones, or sub-zip code zones; these sub-zip code zones average approximately 3,500 households. Our advanced targeting capabilities enable clients, such as retail chains, to select areas serviced by their stores and, at the same time, distribute different versions of the targeted advertisements to reach their target consumers. Shared Mail clients share bulk pre-sort mailing rates for a single package, generating substantial savings relative to an individual mailing. In addition, the Shared Mail nationwide network of state-of-the-art distribution facilities provide clients with the ability to reach consumers within a two-day window, assuring timely delivery of coupons, dated offers and sale-break announcements. In 2011, we distributed approximately 3.6 billion shared mail packages, including 36.8 billion shared mail pieces.

Our core Shared Mail program is published under our consumer brand name RedPlum™. The RedPlum Shared Mail Package is a four-page, color booklet wrapped around individual print advertisements of various clients. This program reaches approximately 70 million U.S. households on a weekly basis. Shared Mail can reach an additional 35 million U.S. households that extend coverage to markets not already served by Shared Mail's core distribution network. Shared Mail handles clients' orders directly and manages distribution of their advertising through its Allied National Network Extension, or A.N.N.E.—a partnership of independent shared mail companies. Conversely, A.N.N.E enables participating members to offer their clients extended marketplace reach with the shared mail household coverage.

Solo mail and other products and services included in this segment consist of list procurement, addressing, processing and the distribution of brochures and circulars for individual clients through the USPS. We also provide ancillary services to complement our mail programs, such as list rental, and provide direct mail advertising solutions for local neighborhood businesses utilizing an envelope format.

Distribution costs, which include postage, transportation and other alternative delivery costs, are the largest cost component of the Shared Mail segment. For the year ended December 31, 2011, distribution costs represented approximately 55% of total Shared Mail costs.

Shared Mail revenues for the year ended December 31, 2011 were $1,350.8 million, or 60.4% of our total revenues. The top 10 clients accounted for approximately 17.0% of Shared Mail's revenues for the year ended December 31, 2011, and no one client accounted for over 10% of the segment revenues during the same period.

***Neighborhood Targeted***

We believe that our clients use us to place Neighborhood Targeted advertising because of our ability to negotiate favorable media rates, our experience in selecting the best newspapers to meet our clients' needs through our unique targeting capabilities, our well-developed production and national network placement capabilities. Media is the major cost component of the Neighborhood Targeted segment.

*Newspaper Inserts*—We provide our clients with print and media placement of traditional free-standing solo insert formats, as well as specialty print promotion products in various customized formats. Because these promotions feature only one client, the client has the ability to create a completely individualized promotion. This allows clients the flexibility to run inserts any day of the week in newspapers and through shared mail throughout the United States and to efficiently target these promotions. We specialize in producing full-service promotions for a wide range of clients allowing orders to be placed on a national, regional or local basis.

*Polybag Advertising and Sampling*—We offer newspaper-delivered or direct-to-door sampling products that give manufacturers the ability to cover over 60 million households. Samples can either be machine-inserted into newspapers (Newspac®), placed in a polybag around the newspaper, or pre-sealed in a pouch that forms part of the polybag (Newspouch®). In addition, Brand Bag™ and Brand Bag+™ offer clients the opportunity to deliver an impactful advertising message on a newspaper polybag without including a sample. The bags feature the client's advertising with the option of a weather-resistant tear-off coupon.

*Run-of-Press ("ROP")*—We offer our clients the ability to run their promotional advertising directly on the pages of newspapers by brokering advertising space. We offer the flexibility to run promotional advertising in any number of the available newspapers in our network of over 15,000 publications. The short lead time associated with this business makes this medium attractive for last-minute marketing decisions by our clients.

Neighborhood Targeted products generated revenues of $374.7 million for the year ended December 31, 2011, or 16.8% of our total revenues. The top 10 clients accounted for approximately 50.8% of Neighborhood Targeted revenues for the year ended December 31, 2011, and no one client accounted for over 10% of the segment revenues during the same period.

**Free-standing Inserts ("FSI")**

Cooperative FSIs are four-color booklets containing promotions, primarily coupons, from multiple clients, printed by us at our own facilities and distributed through newspapers and shared mail. In 2011, we delivered our traditional cooperative FSIs to approximately 60.4 million households on 42 publishing dates. We have also produced customized FSIs (custom co-ops) featuring multiple brands of a single client.

The majority of our cooperative FSI business is conducted under long-term contracts, which currently average over two years in duration. Under these contracts, clients typically guarantee us a percentage of their cooperative FSI pages at agreed upon pricing covering a specified amount of time. The FSI offers product category exclusivity for our clients so that competing products in the same product category will not be printed in the same FSI book. If a category is not available on the date requested, the client has the option to use our competitor's FSI or select another date from us to include their promotion. Due to this environment, many clients reserve their space well in advance of the actual promotion date.

At the end of the selling cycle for each cooperative FSI program, there is generally space in the booklet that has not been sold. This "remnant" space is sold at a discounted price, primarily to direct response marketers, who are placed on a waiting list for space that may become available. We select direct response marketers as remnant space clients on the basis of a number of factors, including price, circulation, reputation and credit-worthiness. Direct response clients are subject to being "bumped" in favor of a regular price client in need of space at the last minute. Remnant space represents approximately 20% of the total FSI pages we distribute annually and the associated revenues are included in total cooperative FSI revenues for financial reporting purposes.

The cost components of the FSI segment are media distribution, paper and manufacturing/transportation costs, which represented approximately 38%, 32% and 29% of total FSI segment costs, respectively, for the year ended December 31, 2011.

Total FSI segment revenues for the year ended December 31, 2011 were $316.0 million, or 14.1% of our total revenues. The top 10 FSI clients accounted for approximately 45.3% of FSI segment revenues for the year ended December 31, 2011, and one client accounted for approximately 17.6% of FSI segment revenues for the same period.

***International, Digital Media & Services***

*NCH*—NCH is a provider of coupon clearing, analytical promotion information management products and marketing services for retailers and consumer-packaged goods manufacturers in the United States and Europe and has production facilities in Mexico and Poland. Services include retailer coupon clearing, manufacturer redemption and promotion analysis. During 2011, approximately 27.1% of NCH revenues were from Europe. In 2011, consumers redeemed $4.6 billion in coupons, an approximately $500 million increase from 2010.

*Valassis Canada, Inc.*—Valassis Canada provides promotional products and services in Canada, including FSIs, which reach approximately 7.5 million Canadian households.

*Promotion Watch, Inc.*—Promotion Watch offers a variety of promotion security and consulting services, including the execution of sweepstakes and contests. Promotion Watch helps clients with the entire promotion process, from preliminary planning, through the writing of official rules, overseeing the printing and placement of winning pieces and conducting background investigations of winners.

*Direct Mail/Analytics*—We produce direct-mail programs based on multiple data sources, including frequent shopper card data. We also provide proprietary software solutions for clients to manage and analyze frequent shopper data.

*Digital*—Our suite of digital products, including display advertisements, secure digital coupon prints and coupon and mobile offer to frequent shopper cards, provides our clients with the unique opportunity to integrate offline and online media. Redplum.com, save.com and our RedPlum Network of affiliate sites allow clients to reach consumers as they increasingly seek value online.

*In-store*—Reaching a network of over 3,000 grocery stores, the Valassis RedPlum In-store portfolio consists of brand equity, price and coupon-driven solutions designed to increase brand awareness and influence purchases at shelf.

International, Digital Media & Services generated revenues of $194.5 million for the year ended December 31, 2011, or 8.7% of our total revenues. The top 10 clients accounted for approximately 29.3% of International, Digital Media & Services revenues for the year ended December 31, 2011, and no one client accounted for over 10% of the segment revenues during the same period.

## Competition

### *Shared Mail*

Our Shared Mail segment competes for advertising dollars from clients who want the ability to target selected potential consumers on a cost-effective basis and provide a superior return on their advertising investment. This segment's principal direct marketing competitors are other companies with residential lists and similar cooperative mailing advertising programs. These companies have a significant presence in many of our markets and represent direct competition to the RedPlum Shared Mail package in those areas. Competition for market share and advertising dollars from clients comes from other forms of print media, such as newspapers, magazines and other advertising printers, and electronic media such as radio, broadcast, the Internet and other communication media. The extent and nature of such competition are, in large part, determined by location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. To the extent our clients decide to use other forms of print and electronic media and other advertising in general, it could have a material adverse effect on our business, financial condition and results of operations.

### *Neighborhood Targeted*

Our Neighborhood Targeted segment competes against commercial printers and media placement agencies for solo specialized promotional programs for single advertisers. While both types of competitors have a history of competing on the basis of price to increase volume and improve economies of scale, commercial printers tend to be particularly aggressive during the periods when they have unused capacity. To the extent our competitors in these businesses decide to compete more aggressively on price due to excess capacity or for other reasons, it could have a material adverse effect on our business, financial condition and results of operations.

We also compete with several newspaper network groups in the ROP market. While entering the ROP business does not require a significant investment in machinery and equipment, it does require a significant investment in systems and human resources in order to compete in today's environment. An increase in the number of ROP competitors could result in a loss of market share.

### *Free-standing Inserts*

Our RedPlum cooperative FSI competes principally with the FSI distributed by News America Marketing FSI, or News America, a company owned by The News Corporation. We compete for business primarily on the basis of price, category availability, targeting ability and customer service and relationships. We believe our unique ability to blend our national shared mail network with newspaper-delivered distribution will differentiate us in the FSI industry as newspaper circulation continues to decline. The FSI industry as a whole has experienced a 2.8% decrease in FSI industry units in 2011. Our FSI segment profit has been impacted by a decrease in our market share in 2011 and substantial pricing pressure over the last several years.

### *International, Digital Media & Services*

In our International, Digital Media & Services segment, NCH competes against Carolina Manufacturing Services and Carolina Services, both owned by Inmar, Inc., and International Outsourcing Services, LLC for coupon clearing services in the United States. To the extent our competitors in this business decide to compete more aggressively on price, it could reduce our market share and have a material adverse effect on our business, financial condition and results of operations.

In Direct Mail/Analytics, we compete against full-service direct mail providers, commercial letter shops and direct/loyalty marketing agencies. To the extent our competitors in this business decide to compete more aggressively on price, it could reduce our market share and have a material adverse effect on our business, financial condition and results of operations.

Our in-store business competes against News America primarily on the basis of our grocery store network, price and customer service and relationships. To the extent our competitor in this business decides to compete more aggressively on price or the acquisition or retention of grocery stores for its network, it could reduce our market share and have a material adverse effect on our business, financial condition and results of operations.

## Clients

No single client accounted for more than 10% of our consolidated revenues during the years ended December 31, 2011, 2010 or 2009.

## Employees

As of December 31, 2011, we had approximately 7,100 full-time employees worldwide. Approximately 4,500 are employed in the United States. One domestic and some foreign locations have employees represented by labor unions; we consider labor relations with employees to be good and have not experienced any interruption of our operations due to labor disagreements.

## Raw Materials

Paper is the primary raw material essential to our business. A variety of factors, including demand, capacity, pulp supply and general economic conditions, can affect paper prices. To protect against significant price fluctuations and to maximize purchasing efficiencies, including volume discounts, from time to time we enter into long-term contracts which protect us from significant near-term increases in the price of paper. During 2011, we purchased approximately 85% of our paper from a single supplier pursuant to a contract which expired at the end of 2011. In 2012, we intend to enter into a new long-term contract. See "Significant increases in the cost of paper, which are beyond our control, could adversely affect our business, results of operations and financial condition" in **Item 1A. Risk Factors**.

## Segment Reporting

For segment financial information for the years 2011, 2010 and 2009, see **Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations** and Note 14, *Segment Reporting*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K.

**Availability of Filings**

We make all of our reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, available, free of charge, on our Web site at www.valassis.com, as soon as reasonably practicable after electronically filing with the Securities and Exchange Commission, or the SEC.

## ITEM 1A. RISK FACTORS

*Before you make an investment decision with respect to any of our securities, you should carefully consider all the information we have included or incorporated by reference in this Annual Report on Form 10-K and our subsequent periodic filings with the SEC. In particular, you should carefully consider the risk factors described below and read the risks and uncertainties related to "forward-looking statements" as set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," or MD&A. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also adversely affect our business and operations. The following risk factors should be read in conjunction with MD&A and our consolidated financial statements and related notes included in this Annual Report on Form 10-K.*

**Our substantial indebtedness could adversely affect our financial health and make it more difficult for us to service our debt or obtain additional financing, if necessary.**

Our substantial level of indebtedness could have a material adverse effect on our business and make it more difficult for us to satisfy our obligations under our outstanding indebtedness. As a result of our significant amount of debt and debt service obligations, we face increased risks regarding, among other things, the following:

- our ability to borrow additional amounts or refinance existing indebtedness in the future for working capital, capital expenditures, acquisitions, debt service requirements, investments, stock repurchases, execution of our growth strategy, or other purposes may be limited or such financing may be more costly;
- we have reduced availability of cash flow to fund working capital requirements, capital expenditures, investments, acquisitions or other strategic initiatives and other general corporate purposes because a substantial portion of our cash flow is needed to pay principal and interest on our debt;
- we are more vulnerable to competitive pressures and to general adverse economic or industry conditions, including fluctuations in market interest rates or a downturn in our business;
- we may be placed at a competitive disadvantage relative to our competitors that have greater financial resources than us, including News America and its parent corporation;
- it may be more difficult for us to satisfy our financial obligations; and
- there could be a material adverse effect on our business and financial condition if we were unable to service our debt or obtain additional financing, as needed.

In addition, the indentures governing our unsecured 6 ⅝% Senior Notes due 2021, or the 2021 Notes, and our Senior Secured Convertible Notes due 2033, or the 2033 Secured Notes, and our Senior Secured Credit Facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. We cannot assure you that our assets or cash flow would be sufficient to fully repay such debt, if accelerated, or that we would be able to repay, refinance or restructure the payments on such debt. See "—The restrictive covenants in our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes and any of the agreements governing our future indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks."

**Despite our current indebtedness levels and the restrictive covenants set forth in the agreements governing our indebtedness, we and our subsidiaries may be able to incur substantially more indebtedness. This could increase the risks associated with our substantial indebtedness.**

The terms of our Senior Secured Credit Facility and the indentures governing our 2021 Notes and the 2033 Secured Notes permit us and our subsidiaries (including non-guarantor subsidiaries) to incur certain additional indebtedness, including additional secured indebtedness, and other liabilities that do not constitute indebtedness. If we or our subsidiaries are in compliance with the financial covenants set forth in these agreements, if any, we and our subsidiaries may be able to incur substantial additional indebtedness, including secured indebtedness. The indentures governing our 2021 Notes and 2033 Notes allow us to issue additional notes and other indebtedness in certain circumstances which may also be guaranteed by the guarantors and future domestic subsidiaries. In addition, under certain circumstances we will have the right to increase the size of our Senior Secured Credit Facility and incur additional secured indebtedness thereunder. As of December 31, 2011, we had $40.1 million available under the Revolving Line of Credit portion of our Senior Secured Credit Facility after giving effect to outstanding letters of credit. If new indebtedness is added to our or our subsidiaries' current indebtedness levels, the related risks that we and they now face could intensify.

**We may not be able to generate a sufficient amount of cash flow to meet our debt obligations.**

Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness depends on our future financial and operating performance, which, in turn, will be subject to prevailing economic conditions and certain financial, business, competitive and other factors beyond our control. If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of our debt could declare all outstanding principal and interest on our debt to be due and payable and we could be forced into bankruptcy or liquidation. If our cash flow and capital resources are insufficient to fund our debt obligations, we would face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt or revise or delay our strategic plans. In addition, we cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future. If we are required to take any of the actions referred to above, it could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would be able to take any of these actions on terms acceptable to us, or at all, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

**The restrictive covenants in our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes and any of the agreements governing our future indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.**

Our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes contain affirmative and negative covenants that limit our and our subsidiaries' ability to take certain actions. Our Senior Secured Credit Facility requires us to maintain specified financial ratios and satisfy other financial conditions. Our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes also restrict, among other things, our and our subsidiaries' ability to:

- incur additional debt;
- pay dividends and make other restricted payments;
- make certain investments, loans and advances;
- create or permit certain liens;
- issue or sell capital interests of restricted subsidiaries;
- use the proceeds from sales of assets and subsidiary interests;

- enter into certain types of transactions with affiliates;
- create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into sale and leaseback transactions; and
- sell all or substantially all of our assets or consolidate or merge with or into other companies.

These restrictions may limit our ability to operate our business and may prohibit or limit our ability to execute our business strategy, compete, enhance our operations, take advantage of potential business opportunities as they arise or meet our capital needs. Furthermore, future debt instruments or other contracts could contain financial or other covenants more restrictive than those applicable to our Senior Secured Credit Facility, the 2033 Secured Notes or the 2021 Notes.

The breach of any of these covenants by us or the failure by us to meet any of these conditions or requirements could result in a default under any or all of such indebtedness. Our ability to continue to comply with these covenants and requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under our debt agreements could trigger events of default under our other debt agreements and the holders of the defaulted debt could declare all of the amounts outstanding thereunder, together with accrued interest, to become immediately due and payable. If such acceleration occurs, we would not be able to repay our debt and we may not be able to borrow sufficient funds to refinance our debt. Even if new financing is made available to us, it may not be on terms acceptable to us.

**The borrowings under our Senior Secured Credit Facility are based on variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates.**

As of December 31, 2011, $342.5 million of aggregate indebtedness remains outstanding under our Senior Secured Credit Facility and was subject to variable interest rates. However, in December 2009, we entered into an interest rate swap agreement with an effective date of December 31, 2010 and an initial notional amount of $300.0 million, which amortizes by $40.0 million at the end of each quarter subsequent to the effective date until it reaches $100.0 million for the quarter ended June 30, 2012, the expiration date of the interest rate swap agreement. This interest rate swap agreement effectively fixes, at 3.755% (including the current applicable margin), the interest rate for the portion of our variable rate debt outstanding under our Senior Secured Credit Facility equal to the outstanding notional amount of the interest rate swap agreement, which was $140.0 million as of December 31, 2011. In addition, on July 6, 2011, we entered into an interest rate swap agreement with an initial notional amount of $186.3 million. The effective date of this agreement is June 30, 2012. Once effective, this interest rate swap agreement will effectively fix, at 3.6195% (including the current applicable margin), the interest rate for the portion of our variable rate debt outstanding under our Senior Secured Credit Facility equal to the outstanding notional amount of the interest rate swap agreement. The initial notional amount of $186.3 million amortizes quarterly by (i) $2.8 million from the effective date through the quarter ended September 30, 2013, (ii) $5.6 million from September 30, 2013 through the quarter ended September 30, 2014, and (iii) $8.4 million from September 30, 2014 until June 30, 2015, the expiration date of the agreement.

As of December 31, 2011, the variable rate indebtedness outstanding under our Senior Secured Credit Facility in excess of the outstanding notional amount of the effective interest rate swap agreement described above was an aggregate principal amount of $202.5 million, and is subject to interest rate risk, as our interest payments will fluctuate as the underlying interest rate changes. If there is a 1% increase in the Eurodollar Rate, the interest rate currently applicable to this variable rate indebtedness, and we do not alter the terms of our current interest rate swap agreements or enter into a new interest rate swap agreement, our debt service obligations on our variable rate indebtedness would increase by a total of $6.4 million between January 1, 2012 and June 27, 2016, the maturity date of the Senior Secured Credit Facility, which would affect our cash flows and results of operations. If we borrow additional amounts under the Revolving Line of Credit portion of our Senior Secured Credit Facility, our interest rate risk may increase.

**Increased competition could reduce the demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations and business prospects.**

It is possible that alternative media or changes in promotional materials, strategies or coupon delivery methods, including, without limitation, as a result of declines in newspaper circulation, could make our products less attractive to our clients and could cause a loss of demand for our products and services.

Our products that reach a large area at low cost compete in the cooperative FSI business principally with News America. We compete for business primarily on the basis of price, category availability, targeting ability and customer service and relationships.

FSI prices have declined substantially over the last several years. We cannot predict when, or if, FSI prices will stabilize or increase. This has resulted generally in decreasing revenues and profitability for our FSI segment. When FSI contracts come up for renewal, we may not be able to renew them on favorable terms or at all. In addition, our primary competitor, News America, and its parent corporation, have substantially greater financial resources than we do and may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do. During 2011, News America took a greater market share and could take a greater market share going forward and cause us to lose business from our clients.

Our Shared Mail segment is our largest revenue producer and most profitable segment. Our Shared Mail segment's media business faces intense competition based primarily on the ability to target selected potential consumers on a cost-effective basis and provide a satisfactory return on advertising investment. Shared Mail products also compete for advertising dollars against other forms of print and electronic media and other advertising in general. Competition for market share also comes from magazines, radio, broadcast and cable television, shoppers, the Internet, other communications media and other advertising printers that operate in Shared Mail markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. Shared Mail clients and prospective clients are operating with lower advertising budgets, while trying to allocate their spending across a growing number of media channels. They are increasingly faced with the challenge of doing more with less. The failure to develop new products and services could result in the loss of clients to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect growth.

Our Neighborhood Targeted segment competes against commercial printers and media placement agencies for solo specialized promotional programs for single advertisers. While both types of competitors have a history of competing on the basis of price to increase volume and improve economies of scale, commercial printers tend to be particularly aggressive during periods when they have unused capacity. In addition, we compete with Sunflower Marketing with respect to our polybag advertising and sampling products. To the extent our competitors in these businesses decide to compete more aggressively on price due to excess capacity or for other reasons, it could have a material adverse effect on our business, financial condition and results of operations.

Our Neighborhood Targeted products also compete with several newspaper network groups in the ROP market. While entering the ROP market does not require a significant investment in machinery and equipment, it does require a significant investment in systems and human resources in order to compete effectively. An increase in the number of ROP competitors could result in a loss of market share.

In our International, Digital Media & Services segment, our subsidiary, NCH Marketing Services, Inc., competes against Carolina Manufacturing Services and Carolina Services, both owned by Inmar, Inc., and International Outsourcing Services, LLC for coupon clearing and redemption services in the U.S., and our in-store business competes against News America. To the extent that our competitors in these businesses decide to compete more aggressively on price, it could lower our market share and have a material adverse effect on our business, financial condition and results of operations.

**Our Shared Mail segment depends on the USPS for delivery of its products. If the USPS does not fulfill their obligations, our Shared Mail segment may lose clients and experience reduced revenues and profitability.**

Our Shared Mail segment's products are primarily delivered through the USPS. Postage expense is our Shared Mail segment's largest expense. The inability of the USPS to deliver our Shared Mail segment's products on a timely basis or a significant reduction in the number of days the USPS delivers mail could disrupt our Shared Mail segment's business and, in turn, have a material adverse effect on our business, financial condition and results of operations. Furthermore, USPS rates increase periodically, and we have no control over increases that may occur in the future. An increase in the cost of postage combined with our Shared Mail segment's inability to successfully pass through such postage rate increase directly to its clients could have a material adverse effect on our business, financial condition and results of operations.

**Significant increases in the cost of paper, which are beyond our control, could adversely affect our business, financial condition and results of operations.**

We are dependent upon the availability of paper to print our clients' advertising circulars. Paper costs have historically experienced significant fluctuations. During 2011, we purchased approximately 85% of our paper from a single supplier pursuant to a contract that expired at the end of 2011 and the remainder of our paper purchases were subject to variable market prices. We intend to enter into new long-term contracts in the future; however, we may be unable to do so upon similar terms and conditions, including price increase limitations and volume discounts. Changes in the supply of, or demand for, paper could affect the cost of paper or delivery times. We do not engage in hedging activities to limit our exposure to increases in paper prices and we have a limited ability to pass increased costs along to our clients. In the future, the price of paper may fluctuate significantly due to changes in supply and demand. We cannot assure you that we will have access to paper in the necessary amounts or at reasonable prices or that any increases in paper costs would not have a material adverse effect on our business, financial condition and results of operations.

**The possibility of consolidation in our client base, the loss of clients to alternative advertising methods or decreases in the frequency or amount of clients' programs could impact our revenue growth and profitability.**

In recent years, there has been a growing trend toward retailer consolidation. As a result of this consolidation, the number of retailers to which we sell our products and services may decline and lead to a decrease in our revenues. In addition, we may lose clients due to the acquisition of such clients by companies that are not interested in using our products and services or that eliminate retail locations of our existing clients. Also, a client may decide to decrease its program frequency or modify the amount, pages and weight, and kind of advertising pieces it purchases from us, whether due to the increased use of alternative advertising methods or shifts in consumer behavior, such as the recent increase in coupon redemption rates that has increased the cost per program for our clients, which has resulted in our clients in the consumer packaged goods vertical reducing the number of programs across many of our products. Our clients may be impacted by the items detailed above and by other general economic and business conditions that could affect their demand for our products and services. In the event of significant revenue decreases in our Shared Mail segment, we may experience a corresponding impact to profit due to the fixed cost nature of postage expense. Postage costs associated with advertising packages are fixed in nature for packages that weigh 3.3 ounces or less, whether or not the package is partially or completely filled. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

**Our clients may be susceptible to changes in general economic conditions.**

Our revenues are affected by our clients' marketing spending and advertising budgets. Our revenues and results of operations may be subject to fluctuations based upon general economic conditions in the geographic locations where we offer services or distribute content. A continued recession or slower than anticipated improvement in economic conditions in these geographic locations may reduce demand for our products and services or depress pricing or prevent us from increasing pricing of those products and services and have a material adverse effect on our business, financial condition and results of operations. Changes in global economic conditions could also shift demand to products and services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. In addition, if we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

**We depend on vendors to timely supply us with quality materials at the right prices.**

Global economic and political conditions may affect our vendors. A prolonged economic downturn could limit their ability to timely provide us with acceptable materials at affordable prices. To the extent that the financial condition of our vendors changes or deteriorates, including possible bankruptcies, mergers or liquidations or their sales otherwise decline, we may need to find alternative vendors. Our inability to acquire suitable materials on acceptable terms or in a timely manner or the loss of key vendors could have a material adverse effect on our business, financial condition and results of operations.

**If a client experiences financial difficulty, or is otherwise unable to meet its obligations as they become due, our financial condition and results of operations could be adversely affected.**

If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. Bankruptcy filings by or relating to one of our clients could bar us from collecting pre-bankruptcy debts from that client. A client bankruptcy would delay our efforts to collect past due balances and could ultimately preclude full collection of these amounts. We may recover substantially less than the full value of any unsecured claims in the event of the bankruptcy and there is no guarantee our allowance for doubtful accounts would adequately cover such unrecovered amounts, which could adversely impact our financial condition and results of operations.

**Failure to maintain adequate internal controls may affect our ability to report timely and accurate financial statements and adversely affect our business and stock price.**

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies design and maintain an adequate system of internal control over financial reporting and assess and report on such internal control structure annually. Such a system of controls, however well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. In addition, the design of any internal control system is based in part upon certain assumptions regarding the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There can be no assurance that our internal control systems and procedures will not result in or lead to a future material weakness, or that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. A material weakness in internal control over financial reporting would require our management and independent registered public accounting firm to evaluate our internal controls as ineffective. Furthermore, if we fail to maintain proper and effective internal controls, our ability to report our financial results on a timely and accurate basis may be impaired. If our internal control over financial reporting is not considered adequate, or if as a result we are unable to report our financial results on a timely and accurate basis, we may, among other things, experience a loss of public confidence, which could have an adverse effect on our business and stock price.

**Because we self-insure a number of our benefit plans, unexpected changes in claim trends may negatively impact our financial condition.**

We self-insure a significant portion of expected losses under our workers' compensation program and medical benefits claims. While we maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts, unexpected changes in claim trends, including the severity and frequency of claims, actuarial estimates and medical cost inflation could result in costs that are significantly different than initially reported. If future claims-related liabilities increase due to unforeseen circumstances, our self-insurance costs could increase significantly.

**Due to uncertainty in the application and interpretation of applicable state sales tax laws, we may be exposed to additional sales tax liability.**

The application and interpretation of applicable state sales tax laws to certain of our products is uncertain. Accordingly, we may be exposed to additional sales tax liability to the extent various state jurisdictions determine that certain of our products are subject to such jurisdictions' sales tax. We have recorded a liability of $10.0 million, reflecting our best estimate of our potential sales tax liability. While we believe all of our estimates and assumptions are reasonable and will be sustained upon audit, the actual liabilities may exceed such estimates. If so, it could have a material adverse effect on our business, financial condition and results of operations.

**The uncertainty of current economic and political conditions make budgeting and forecasting difficult and may reduce sales promotion spending.**

The future direction of the overall domestic and global economies could have a significant impact on our business. The potential for future terrorist attacks, increased global conflicts and the escalation of existing conflicts has created worldwide uncertainties that may have a negative impact on demand for our products. In addition, the continuing economic downturn of the past several years has decreased the advertising budgets of our client base, which could have a material impact on our business, results of operations and financial condition. Because all components of our budgeting and forecasting, as well as that of our clients, are dependent upon estimates of growth in the markets served and demand for our products and services, the global economic downturn of the past several years and related financial market uncertainties may render estimates of future income and expenditures even more difficult to make than usual. Future events that may not have been anticipated could have a material adverse effect on our business, financial condition and results of operations.

*These risk factors that may affect future performance and the accuracy of forward-looking statements are illustrative. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.*

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our corporate headquarters are located in a leased office complex in Livonia, Michigan. In addition, throughout the United States, we have 45 total leased office buildings and operations facilities. Internationally, we have three leased sales offices and five leased operations facilities. Below is a listing of our owned facilities:

| Location | Type | Primary Segment |
|---|---|---|
| Delicias, Mexico | Production/Office | International, Digital Media & Services |
| Durham, NC USA | Printing | FSI/Shared Mail |
| Juarez, Mexico | Operations | International, Digital Media & Services |
| Livonia, MI USA* | Printing/Warehouse | Neighborhood Targeted |
| Livonia, MI USA* | Operations | FSI/Neighborhood Targeted |
| Nuevo Laredo, Mexico | Operations | International, Digital Media & Services |
| Wichita, KS USA | Printing | FSI/Shared Mail |

* In connection with entering into the credit agreement governing our new senior secured credit facility, we granted a security interest in these domestic locations.

We have renewal rights for most of the leases and anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities are in good condition and have sufficient capacity to handle present volumes although, during periods of unusual demand, we may require services of contract printers.

## ITEM 3. LEGAL PROCEEDINGS

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on our financial position, results of operations or liquidity.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange (ticker symbol: VCI). There were approximately 760 record holders of Valassis' common stock at December 31, 2011.

High and low stock prices per share during the years ended December 31, 2011 and 2010:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| **Quarter Ended** | **High** | **Low** | **High** | **Low** |
| March 31, | $33.48 | $27.00 | $29.45 | $18.23 |
| June 30, | $30.81 | $25.70 | $38.43 | $27.19 |
| September 30, | $31.95 | $18.50 | $35.82 | $27.74 |
| December 31, | $23.11 | $14.71 | $37.44 | $30.02 |

Currently, we have no plans to pay cash dividends. In addition, should we change our dividend policy, the payment of future dividends would be dependent on covenants contained in the documents governing our indebtedness, future earnings, capital requirements and alternate uses of our cash. Currently, the documents governing our indebtedness restrict the payment of cash dividends.

### Purchases of Equity Securities by the Issuer

The following table reflects our repurchases of our common stock during the three months ended December 31, 2011:

| Period | Total Number of Shares Purchased | Average Price Paid per Share (including broker commissions) | Total Number of Shares Purchased as Part of Publicly Announced Plan (a) | Maximum Number of Shares that May Yet be Purchased under the Plan (b) |
|---|---|---|---|---|
| October 1, 2011 to October 31, 2011 | 210,000 | $19.54 | 210,000 | 4,286,273 |
| November 1, 2011 to November 30, 2011 | 2,765,738 | $19.71 | 2,765,738 | 1,520,535 |
| December 1, 2011 to December 31, 2011 | 32,600 | $19.27 | 32,600 | 1,487,935 |
| | 3,008,338 | $19.70 | 3,008,338 | |

(a) On August 25, 2005, our Board of Directors approved the repurchase of 5 million shares of our common stock. This share repurchase plan was suspended in February 2006. On May 6, 2010, our Board of Directors reinstated this share repurchase plan. In May 2011, our Board of Directors approved an increase of 6 million shares to this share repurchase plan.

(b) Our ability to make share repurchases may be limited by the documents governing our indebtedness.

## ITEM 6. SELECTED FINANCIAL DATA

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (in millions of U.S. dollars, except per share data and ratios) | | | | |
| Revenues | $2,236.0 | $2,333.5 | $2,244.2 | $2,381.9 | $2,242.2 |
| Net earnings (loss) | 113.4(a) | 385.4(b) | 66.8(c) | (209.7)(d) | 52.2 |
| Total assets | 1,644.4 | 1,845.7 | 1,744.0 | 1,853.2 | 2,190.5 |
| Long-term debt, less current portion | 587.6 | 699.2 | 1,004.9 | 1,111.7 | 1,279.6 |
| Net earnings (loss) per share, basic | 2.43(a) | 7.84(b) | 1.39(c) | (4.37)(d) | 1.09 |
| Net earnings (loss) per share, diluted | 2.33(a) | 7.42(b) | 1.36(c) | (4.37)(d) | 1.09 |
| Ratio of earnings to fixed charges (e) | 5.01x | 9.54x | 2.15x | (f) | 1.78x |

(a) Includes $4.3 million, net of tax, or $0.09 per common share, basic and common share, diluted, in intangible asset write-offs (for further information, see Note 2, *Goodwill and Other Intangible Assets*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K) and $4.2 million, net of tax, $0.09 per common share, basic or $0.08 per common share, diluted, in postemployment and other reorganization costs. Includes a $11.6 million loss on extinguishment of debt and related charges, net of tax, $0.25 per common share, basic or $0.24 per common share, diluted, related to our cash tender offer, consent solicitation and redemption of our outstanding 2015 Notes and the replacement and termination of our Prior Senior Secured Credit Facility (for further information, see Note 3, *Long-Term Debt*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K).

(b) Includes a $301.4 million gain on litigation settlement, net of tax and related payments, $6.13 per common share, basic or $5.80 per common share, diluted, associated with the News America litigation settlement proceeds (for further information, see Note 8, *Gain from Litigation Settlement*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K) and $14.7 million loss on extinguishment of debt, net of tax, $0.30 per common share, basic or $0.28 per common share, diluted, related to our tender offer and open market repurchases of $297.8 million aggregate principal amount of our 8 ¼% Senior Notes due 2015 (for further information, see Note 3, *Long-Term Debt*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K).

(c) Includes a $6.2 million gain on extinguishment of debt, net of tax, or $0.13 per common share, basic and common share, diluted, related to our repurchases of an aggregate principal amount of $133.5 million of outstanding term loans under our Senior Secured Credit Facility. For further information, see Note 3, *Long-Term Debt*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K.

(d) Includes a $223.4 million non-cash impairment charge, net of tax, or $4.66 per common share, basic and common share, diluted, related to the carrying value of the goodwill and intangible assets associated with the Shared Mail and International, Digital Media & Services segments.

(e) The ratio of earnings to fixed charges was computed by dividing (a) earnings before fixed charges, income taxes and extraordinary items by (b) fixed charges, which consist of interest expense, amortization of debt issuance costs and the interest portion of rent expense.

(f) Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $215.8 million.

This information should be read in conjunction with our consolidated financial statements and the notes thereto included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K. See also **Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Forward-Looking Statements

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as statements made elsewhere in this Annual Report on Form 10-K, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and to cause future results to differ from our operating results in the past. For a discussion of certain of these risks, uncertainties and other factors, see **Item 1A. Risk Factors**. There can be no assurances that our expectations will necessarily come to pass. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

### Consolidated Results of Operations

Our results of operations for the years ended December 31, 2011, 2010 and 2009 were as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| (in millions of U.S. dollars) | Actual | % of Revenues | Actual | % of Revenues | Actual | % of Revenues |
| Revenues: | | | | | | |
| Shared Mail | $1,350.8 | 60.4% | $1,307.2 | 56.0% | $1,279.1 | 57.0% |
| Neighborhood Targeted | 374.7 | 16.8 | 479.9 | 20.6 | 444.7 | 19.8 |
| FSI | 316.0 | 14.1 | 367.6 | 15.7 | 361.4 | 16.1 |
| International, Digital Media & Services | 194.5 | 8.7 | 178.8 | 7.7 | 159.0 | 7.1 |
| **Total revenues** | **2,236.0** | **100.0** | **2,333.5** | **100.0** | **2,244.2** | **100.0** |
| Cost of sales | 1,670.3 | 74.7 | 1,724.6 | 73.9 | 1,693.7 | 75.5 |
| **Gross profit** | **565.7** | **25.3** | **608.9** | **26.1** | **550.5** | **24.5** |
| Selling, general and administrative | 329.1 | 14.7 | 371.3 | 15.9 | 354.9 | 15.8 |
| Amortization expense | 12.6 | 0.6 | 12.6 | 0.5 | 12.6 | 0.6 |
| Gain from litigation settlement, net | — | — | 490.1 | 21.0 | — | — |
| **Earnings from operations** | **224.0** | **10.0** | **715.1** | **30.6** | **183.0** | **8.1** |
| Other expenses and income: | | | | | | |
| Interest expense, net | 35.3 | 1.6 | 64.2 | 2.8 | 86.5 | 3.9 |
| Loss (gain) on extinguishment of debt | 16.3 | 0.7 | 23.9 | 1.0 | (10.0) | (0.4) |
| Other income, net | (7.3) | (0.3) | (5.7) | (0.2) | (4.4) | (0.2) |
| Total other expenses, net | 44.3 | 2.0 | 82.4 | 3.5 | 72.1 | 3.2 |
| **Earnings before income taxes** | **179.7** | **8.0** | **632.7** | **27.1** | **110.9** | **4.9** |
| Income tax expense | 66.3 | 2.9 | 247.3 | 10.6 | 44.1 | 1.9 |
| **Net earnings** | **$ 113.4** | **5.1%** | **$ 385.4** | **16.5%** | **$ 66.8** | **3.0%** |
| **Net earnings per common share, diluted** | **$ 2.33** | | **$ 7.42** | | **$ 1.36** | |
| **Weighted average common shares, diluted** | **48,777** | | **51,957** | | **49,270** | |

## General

Our Shared Mail segment and NCH businesses were strong contributors to revenues and earnings from operations in the year ended December 31, 2011, while our Neighborhood Targeted and Free-standing Inserts segments were adversely impacted by global economic uncertainty and a pullback in spend by consumer packaged goods ("CPG") clients resulting in a reduced number of programs across many of our products (the "reduction of CPG programs").

### *Revenues*

We reported revenues of $2.2 billion for the year ended December 31, 2011, compared to revenues of $2.3 billion for the year ended December 31, 2010, a decrease of 4.2%. These declines in revenues resulted from the negative impact of the macroeconomic climate on client advertising budgets, decreased Run-of-Press ("ROP") revenues within the Neighborhood Targeted segment and the reduction in CPG programs.

We reported revenues of $2.3 billion for the year ended December 31, 2010, compared to revenues of $2.2 billion for the year ended December 31, 2009, an increase of 4.0%. This increase in revenues reflects the successful execution of our recession-based strategy to grow volume across our product portfolio, which was partially offset by a decline in prices.

### *Cost of Sales*

Cost of sales was $1.7 billion for the years ended December 31, 2011, 2010 and 2009. Gross profit as a percentage of revenues was 25.3%, 26.1% and 24.5% for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in gross profit as a percentage of revenues for the year ended December 31, 2011 as compared to the year ended December 31, 2010 resulted primarily from the declines in revenues discussed above and was also impacted by $7.1 million in intangible asset impairment charges and $0.3 million in postemployment and other reorganization costs recognized in the year ended December 31, 2011. The increase in gross profit as a percentage of revenues for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily the result of improvements made in the cost structure of our business.

### *Selling, General and Administrative ("SG&A") Expenses*

SG&A expenses were $329.1 million, $371.3 million and $354.9 million for the years ended December 31, 2011, 2010 and 2009.

The decrease in SG&A expenses for the year ended December 31, 2011 as compared to the year ended December 31, 2010 reflects a $19.2 million decrease in stock-based compensation expense, reduced incentive compensation expense, our cost containment efforts and the non-recurrence of $2.1 million in legal costs associated with the News America litigation settled in February 2010 (as defined and further described in ***Gain from Litigation Settlement*** below), which were offset, in part, by $6.6 million in postemployment and other reorganization costs recognized in the year ended December 31, 2011.

The increase in SG&A expenses for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was due primarily to an increase in stock-based compensation expense of $25.0 million, which resulted from the following:

- The appreciation of our stock price, which triggered the accelerated vesting of certain executives' stock options, resulting in the immediate recognition of the related remaining unrecognized stock-based compensation expense;

- Our modification of outstanding stock option and restricted stock awards to employees and directors to provide for the continued vesting and exercisability in accordance with the terms as originally granted of any outstanding stock options or restricted stock awards held by a grantee, if the grantee has satisfied specified service and age requirements at the time the grantee's employment or directorship with the Company terminates. As a result of this modification, we recognized previously unrecognized compensation expense that we would have been required to be expensed in future periods related to grantees that had met or will meet the specified service and age requirements prior to the original vesting date. The fair value of outstanding awards did not change based on the modified terms; and
- In 2009 and 2010, annual stock awards were granted to executives on January 1st. However, the 2011 stock awards were granted as of the close of the trading day on December 14, 2010, the date of approval of the awards by the Compensation/Stock Option Committee of our Board of Directors.

These increases were offset, in part, by reduced legal costs of $8.8 million for the year ended December 31, 2010 compared to the year ended December 31, 2009 related to the News America litigation.

### *Gain from Litigation Settlement*

On February 4, 2010, we executed a settlement agreement and release (the "Settlement Agreement") with News America Incorporated, a/k/a News America Marketing Group, News America Marketing, FSI, Inc. a/k/a News America Marketing FSI, LLC and News America Marketing In-Store Services, Inc. a/k/a News America Marketing In-Store Services, LLC (collectively, "News"), and pursuant to the terms of the Settlement Agreement, News paid us $500.0 million. During the year ended December 31, 2010, in connection with the successful settlement of these lawsuits, we made $9.9 million in related payments, including special bonuses to certain of our employees (including our named executive officers in our proxy statement) in an aggregate amount of $8.1 million. These expenses were netted against the $500.0 million of proceeds received, and the net proceeds of $490.1 million have been recorded as a separate line item "Gain from litigation settlement, net" in our consolidated statement of income for the year ended December 31, 2010.

### *Loss (Gain) on Extinguishment of Debt*

On June 27, 2011, we entered into the Senior Secured Credit Facility, which replaced and terminated our Prior Senior Secured Credit Facility (both of which as defined and further described below). We used the proceeds of the Senior Secured Credit Facility along with existing cash to repay all outstanding borrowings under our Prior Senior Secured Credit Facility, to pay accrued interest with respect to such loans and to pay the fees and expenses related to the Senior Secured Credit Facility. As a result, we recognized a pre-tax loss on extinguishment of debt of $3.0 million during the year ended December 31, 2011, which represents the write-off of related capitalized debt issuance costs.

On January 13, 2011, we commenced a cash tender offer and consent solicitation to purchase any and all of our outstanding 8 ¼% Senior Notes due 2015 (the "2015 Notes") and to amend the indenture governing the 2015 Notes, which we refer to as the 2015 Indenture, to eliminate substantially all of the restrictive covenants and certain events of default. We used the net proceeds from the 2021 Notes (described below) to fund the purchase of the 2015 Notes, the related consent payments pursuant to the tender offer and consent solicitation, and the subsequent redemption of the 2015 Notes that were not tendered and remained outstanding after the expiration of the tender offer and consent solicitation. As a result, we recognized a pre-tax loss on extinguishment of debt of $13.3 million during the year ended December 31, 2011, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the write-off of related capitalized debt issuance costs.

During the year ended December 31, 2010, we purchased $297.8 million aggregate principal amount of the 2015 Notes pursuant to a cash tender offer and open market repurchases. As a result, we recognized a pre-tax loss on extinguishment of debt of $23.9 million during the year ended December 31, 2010, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the proportionate write-off of related capitalized debt issuance costs.

During the year ended December 31, 2009, we repurchased, at a discount to par, an aggregate principal amount of $133.5 million of outstanding term loans under our Prior Senior Secured Credit Facility for an aggregate purchase price of $123.5 million, including fees. As a result of these repurchases, during the year ended December 31, 2009, we recognized a pre-tax gain on extinguishment of debt of $10.0 million, which represents the difference between the aggregate purchase price and the aggregate principal amount of the term loans repurchased.

### *Interest Expense, Net*

Interest expense, net was $35.3 million, $64.2 million and $86.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. The decreases in interest expense, net were due to the following:

- A decrease in outstanding indebtedness resulting from our repurchase of $297.8 million aggregate principal amount of the 2015 Notes during the second quarter of 2010;
- A decrease in outstanding indebtedness resulting from our repurchase of an aggregate principal amount of $133.5 million of outstanding term loans under our Prior Senior Secured Credit Facility during the year ended December 31, 2009;
- The $112.2 million reduction in outstanding indebtedness that resulted from the replacement and termination of our Prior Senior Secured Credit Facility with the Senior Secured Credit Facility on June 27, 2011; and
- The reduced interest rate associated with the 2021 Notes as compared to the 2015 Notes and the reduced margins associated with the Senior Secured Credit Facility as compared to the Prior Senior Secured Credit Facility.

On December 17, 2009, we entered into an interest rate swap agreement with an initial notional amount of $300.0 million to fix three-month LIBOR at 2.005%, plus the applicable margin, for $300.0 million of our variable rate debt under our Prior Senior Secured Credit Facility. The swap was designated as and qualified as a cash flow hedge through the termination of the Prior Senior Secured Credit Facility on June 27, 2011. During the year ended December 31, 2011, as a result of the termination of the Prior Senior Secured Credit Facility, pre-tax losses of $2.6 million were reclassified from accumulated other comprehensive income to earnings as a component of interest expense, which partially offset the decreases in interest expense, net for the year ended December 31, 2011 described above.

### *Income Tax Expense*

Income tax expense represented 36.9%, 39.1% and 39.8% of earnings before income taxes for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in income tax expense as a percentage of earnings before income taxes for the year ended December 31, 2011 as compared to the years ended December 31, 2010 and 2009, reflect certain discrete items favorably impacting the period. Prospectively, we expect our effective tax rate to be approximately 38.5%.

### *Net Earnings*

Net earnings were $113.4 million, $385.4 million and $66.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Net earnings per common share, diluted were $2.33, $7.42 and $1.36 for the years ended December 31, 2011, 2010 and 2009, respectively. Net earnings and net earnings per common share, diluted for the years ended December 31, 2011, 2010 and 2009 included certain items affecting the comparability of such periods; specifically, an intangible asset impairment and non-recurring postemployment and other reorganization costs in the year ended December 31, 2011, losses on extinguishment of debt and related charges in the years ended December 31, 2011 and 2010, a gain from litigation settlement in the year ended December 31, 2010 and a gain on extinguishment of debt in the year ended December 31, 2009. In ***Non-GAAP Financial Measures*** below, we compare net earnings and net earnings per common share, diluted for the years ended December 31, 2011, 2010 and 2009 excluding these items. In addition, net earnings per common share, diluted was favorably impacted by the repurchases of our common stock during the year ended December 31, 2011.

### *Non-GAAP Financial Measures*

We define adjusted net earnings and adjusted net earnings per common share, diluted, as net earnings excluding the gain from litigation settlement, net of tax, losses and gains on extinguishment of debt (including the related reclassification of previously unrealized losses on interest rate swaps from accumulated other comprehensive income to earnings, net of tax), the impairment of intangible assets and non-recurring postemployment and other reorganization costs. We present adjusted net earnings and adjusted net earnings per common share, diluted, because we believe these measures are useful to investors as they provide measures of our profitability on a more comparable basis to historical periods because they exclude items we do not believe are indicative of our core operating performance. In addition, we exclude these items when we internally evaluate our company's performance.

Adjusted net earnings and adjusted net earnings per common share, diluted, are not calculated or presented in accordance with U.S. GAAP and have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, operating income, net income, cash flow, EPS or other income or cash flow data prepared in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP financial measures only supplementally. Further, other companies, including companies in our industry, may calculate adjusted net earnings and adjusted net earnings per common share, diluted, differently and as the differences in the way two different companies calculate these measures increase, the degree of their usefulness as comparative measures correspondingly decreases.

The following table reconciles net earnings and net earnings per common share, diluted, for the year ended December 31, 2011, 2010 and 2009 to adjusted net earnings and adjusted net earnings per common share, diluted:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| | U.S. Dollars in Millions | Per Diluted Common Share | U.S. Dollars in Millions | Per Diluted Common Share | U.S. Dollars in Millions | Per Diluted Common Share |
| Net earnings | $113.4 | $2.33 | $ 385.4 | $ 7.42 | $66.8 | $ 1.36 |
| Excluding, net of tax: | | | | | | |
| Gain from litigation settlement | — | — | (301.4) | (5.80) | — | — |
| Loss (gain) on extinguishment of debt and related charges | 11.6 | 0.24 | 14.7 | 0.28 | (6.2) | (0.13) |
| Intangible asset impairment | 4.3 | 0.09 | — | — | — | — |
| Postemployment and other reorganization costs | 4.2 | 0.08 | — | — | — | — |
| Adjusted net earnings | $133.5 | $2.74 | $ 98.7 | $ 1.90 | $60.6 | $ 1.23 |

The increases in adjusted net earnings and adjusted net earnings per common share, diluted, for the year ended December 31, 2011 as compared to the year ended December 31, 2010 reflect, as further discussed above, decreased selling, general and administrative and interest expense, which were offset, in part, by reduced gross profit associated with the decline in revenues. The increases in adjusted net earnings and adjusted net earnings per common share, diluted, for the year ended December 31, 2010 as compared to the year ended December 31,

2009 reflect, as further discussed above, increased gross profit associated with the increase in revenues and decreased interest expense, which were offset, in part, by increased selling, general and administrative expenses. In addition, adjusted net earnings per common share, diluted was favorably impacted by repurchases of our common stock during the year ended December 31, 2011.

## Segment Results

We currently operate our business in the following reportable segments:

- Shared Mail—Products that have the ability to reach 9 out of 10 U.S. households through shared mail distribution. Our Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered primarily through the United States Postal Service ("USPS").
- Neighborhood Targeted—Products that are targeted to specific newspaper zones or neighborhoods based on geographic and demographic characteristics.
- Free-standing Inserts—Four-color booklets that contain promotions, primarily coupons, from multiple advertisers (cooperative), which we publish and distribute to approximately 60 million households through newspapers and shared mail.

In addition, all other lines of business that are not separately reported are captioned as International, Digital Media & Services, which includes NCH Marketing Services, Inc. ("NCH"), Valassis Canada, Inc., Promotion Watch, direct mail, analytics, digital and in-store.

We evaluate reportable segment performance based on segment profit, which we define as earnings (loss) from operations excluding unusual or non-recurring items. For additional information, including a reconciliation of total segment profit to earnings from operations, see Note 13, *Segment Reporting,* to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K.

### *Shared Mail*

Shared Mail revenues were $1,350.8 million, $1,307.2 million and $1,279.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. These increases in revenues were primarily attributable to volume gains in inserts. For the year ended December 31, 2011 as compared to the year ended December 31, 2010, incremental printing revenue also contributed to the growth in revenues. For the year ended December 31, 2010 as compared to year ended December 31, 2009, the volume gains in inserts were offset to a degree by lower priced and lighter weight inserts.

The volume gains in inserts were demonstrated in the Shared Mail piece growth which increased 2.0% to 36.8 billion pieces for the year ended December 31, 2011 as compared to the year ended December 31, 2010, and increased 9.4% to 36.1 billion pieces for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Shared Mail packages delivered were 3.6 billion, 3.6 billion and 3.8 billion for the years ended December 31, 2011, 2010 and 2009, respectively. Shared Mail packages were relatively flat for the year ended December 31, 2011 compared to the year ended December 31, 2010; however, Shared Mail packages decreased 4.8% for the years ended December 31, 2010 compared to December 31, 2009 due to the reduction of underperforming packages in certain markets. As a result of the year over year growth in Shared Mail pieces for all periods presented, relatively flat growth in packages in 2011 and the decreases in packages delivered in 2010, Shared Mail average pieces per package have increased to 9.8 pieces, 9.7 pieces and 8.4 pieces for the years ended December 31, 2011, 2010 and 2009, respectively.

Shared Mail's gross margin as a percentage of revenues was 28.7%, 28.5% and 25.8% for the years ended December 31, 2011, 2010 and 2009, respectively. Gross margin as a percentage of revenues was favorably impacted for all periods by the flow-through of the increased volume and related efficiencies in unused postage.

Unused postage as a percentage of base postage decreased to 14.9% for the year ended December 31, 2011 from 16.6% for the year ended December 31, 2010 and from 19.9% for the year ended December 31, 2009. Offsetting the favorable impact in gross margin as a percentage of revenues for the year ended December 31, 2011 were increased print costs due to a product mix shift toward printed products. For the year ended December 31, 2010 compared to December 31, 2009, our business optimization efforts from distribution savings from newspaper alliances and fewer packages contributed to the gross margin improvement.

Segment profit was $191.9 million, $156.8 million and $110.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Segment profit as a percentage of revenues was 14.2%, 12.0% and 8.6% for the years ended December 31, 2011, 2010 and 2009, respectively. The increases in segment profit and segment profit as a percentage of revenues were the result of the growth in revenues, gross margin improvement and decreased SG&A costs.

***Neighborhood Targeted***

Neighborhood Targeted segment revenues were $374.7 million and $479.9 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 21.9%. This decrease resulted from a significant decline in ROP revenues associated with reduced advertising spending by one client in each of the telecommunications and energy verticals, a decrease in our Newspaper Inserts product line related to the loss of two large retailers that liquidated in the first quarter of 2011, overall softness in our telecommunications vertical and the reduction in CPG programs. Segment profit was $7.7 million and $20.6 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 62.6%. In addition to the items impacting revenues detailed above, segment profit decreased as a result of continued margin pressure associated with the products in this segment.

Neighborhood Targeted segment revenues were $479.9 million and $444.7 million for the years ended December 31, 2010 and 2009, respectively, an increase of 7.9%. This increase reflected the continued execution of our strategy of building market share in newspaper insert distribution with the intention of shifting a portion of this distribution to Shared Mail. Segment profit was $20.6 million and $36.3 million for the years ended December 31, 2010 and 2009, respectively, a decrease of 43.3%. This decrease was due primarily to pricing declines, changes in product mix, an increase in SG&A allocation and a significant client bankruptcy.

***FSI***

FSI segment revenues were $316.0 and $367.6 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 14.0%. Segment profit was $14.1 million and $24.9 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 43.4%. These decreases in revenues and segment profit reflect industry volume declines due to the reduction in CPG programs, the absence of custom co-op business in the fourth quarter of 2011 and a decrease in market share.

FSI segment revenues were $367.6 million and $361.4 million for the years ended December 31, 2010 and 2009, respectively, an increase of 1.7%. Industry pages were up 4.6% for the year; however, our pricing declined slightly. Segment profit was $24.9 million and $11.5 million for the years ended December 31, 2010 and 2009, respectively, an increase of 116.5%. This increase reflected lower costs and efficiencies gained through increased volume resulting from industry growth, which was partially offset by lower pricing.

***International, Digital Media & Services***

International, Digital Media & Services segment revenues were $194.5 million and $178.8 million for the years ended December 31, 2011 and 2010, respectively, an increase of 8.8%. The increase in revenues reflects the positive effect on NCH of increased coupon redemptions by consumers and the continued growth of our digital business. Segment profit was $24.3 million and $22.7 million for the years ended December 31, 2011 and 2010, respectively, an increase of 7.0%. The increase in segment profit reflects strong performance by NCH, which was partially offset by pressure on the in-store business resulting from the reduction in consumer packaged goods spend and our continued investment in our digital and in-store businesses.

International, Digital Media & Services segment revenues were to $178.8 million and $159.0 million for the years ended December 31, 2010 and 2009, respectively, an increase of 12.5%. Segment profit was $22.7 million and $25.0 million for the years ended December 31, 2010 and 2009, respectively, a decrease of 9.2%. This decrease in segment profit primarily resulted from reduced volume in our European business, the loss of a significant customer and continued investment in our digital business.

**Financial Condition, Liquidity and Sources of Capital**

Our operating cash flows are our primary source of liquidity. We believe we will generate sufficient cash flows from operating activities and will have sufficient existing cash balances and lines of credit available to meet currently anticipated short- and long-term liquidity needs, including the working capital requirements of our operations, interest and required repayments of indebtedness and capital expenditures necessary to support growth and productivity improvement. We may consider other uses for our cash flows from operating activities and other sources of cash (such as additional borrowings under our Senior Secured Credit Facility), including, without limitation, future acquisitions and repurchases of our common stock.

The following table presents our available sources of liquidity as of December 31, 2011:

| (in millions of U.S. dollars) | Facility Amount | Amount Outstanding | Available |
|---|---|---|---|
| Cash and cash equivalents | | | $102.0 |
| Debt facilities: | | | |
| New Senior Secured Revolving Credit Facility | $100.0 | 59.9(a) | 40.1 |
| Total Available | | | $142.1 |

(a) Represents $50.0 million outstanding under the senior secured revolving line of credit and $9.9 million in outstanding letters of credit.

***Sources and Uses of Cash and Cash Equivalents***

The following table summarizes the decrease in cash and cash equivalents for the indicated period:

| (in millions of U.S. dollars) | Year Ended December 31, 2011 |
|---|---|
| **Net cash provided by operating activities** | **$ 200.2** |
| **Net cash used in investing activities** | **(20.0)** |
| **Net cash used in financing activities** | **(323.6)** |
| Effect of exchange rate changes on cash and cash equivalents | (0.5) |
| Net decrease in cash and cash equivalents | (143.9) |
| **Cash and cash equivalents at beginning of year** | **245.9** |
| **Cash and cash equivalents at end of year** | **$ 102.0** |

*Operating Activities*—Net cash provided by operating activities was $200.2 million for the year ended December 31, 2011. In addition to cash received related to our net earnings, the following changes in assets and liabilities affected cash from operating activities for the year ended December 31, 2011:

- a net cash inflow of $7.6 million associated with the decrease in accounts receivable, net;
- a net cash inflow of $4.8 million related to the increase in accounts payable; and
- net cash outflows of $13.0 million and $7.2 million related to decreases in progress billings and accrued expenses, respectively.

*Investing Activities*—Net cash used in investing activities was $20.0 million for the year ended December 31, 2011, which reflects capital acquisitions of property, plant and equipment of $21.7 million, offset by proceeds of $1.7 million related to the sales of property, plant and equipment and available-for-sale securities.

*Financing Activities*—Net cash used in financing activities was $323.6 million for the year ended December 31, 2011, which resulted from $350.0 million in proceeds from the Senior Secured Credit Facility (as defined and further described below), $260.0 million in proceeds related to the issuance of the 2021 Notes (as defined and further described below) and $6.8 million of proceeds from stock option exercises, offset by $713.7 million of principal payments of long-term debt, primarily related to the repayment and termination of the Prior Senior Secured Credit Facility (as defined and further described below) and the cash tender offer, consent solicitation and redemption of the 2015 Notes (described in ***Loss on Extinguishment of Debt*** above) and $11.7 million of costs associated with the Senior Secured Credit Facility and issuance of the 2021 Notes. In addition, during the year ended December 31, 2011, we repurchased 8.9 million shares of our common stock for $215.1 million, at an average price of $24.25 per share.

***Current and Long-term Debt***

As of December 31, 2011, we had outstanding $602.6 million in aggregate indebtedness, which consisted of $260.0 million of our unsecured 6⅝% Senior Notes due 2021, or the 2021 Notes, $292.5 million and $50.0 million under the Term Loan A and Revolving Line of Credit portions of our Senior Secured Credit Facility, respectively, and $0.1 million of our Senior Secured Convertible Notes due 2033, or the 2033 Secured Notes. As of December 31, 2011, we had total outstanding letters of credit of approximately $9.9 million.

***Our Senior Secured Credit Facility***

*General*—On June 27, 2011, we entered into a new senior secured credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders jointly arranged by J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility and related loan documents replaced and terminated our prior credit agreement, dated as of March 2, 2007, as amended (the "Prior Senior Secured Credit Facility"), by and among Valassis, Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of lenders jointly arranged by Bear, Stearns & Co. Inc. and Banc of America Securities LLC. In connection with the termination of the Prior Senior Secured Credit Facility, all obligations and rights under the related guarantee, security and collateral agency agreement, dated as of March 2, 2007, as amended (the "Prior Security Agreement"), by Valassis and certain of its domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the Secured Parties (as defined in the Prior Security Agreement), were also simultaneously terminated.

The Senior Secured Credit Facility consists of:

- a five-year term loan A in an aggregate principal amount equal to $300.0 million, with principal repayable in quarterly installments at a rate of 5.0% during each of the first two years from issuance, 10% during the third year from issuance, 15% during the fourth year from issuance and 11.25% during the fifth year from issuance, with the remaining 53.75% due at maturity (the "Term Loan A");
- a five-year revolving credit facility in an aggregate principal amount of $100 million (the "Revolving Line of Credit"), including $15.0 million available in Euros, Pounds Sterling or Canadian Dollars, $50.0 million available for letters of credit and a $20.0 million swingline loan subfacility, of which $50.0 million was drawn at closing and remains outstanding as of December 31, 2011 (exclusive of outstanding letters of credit described below); and

- an incremental facility pursuant to which, prior to the maturity of the Senior Secured Credit Facility, we may incur additional indebtedness in an amount up to $150.0 million under the Revolving Line of Credit or the Term Loan A or a combination thereof, subject to certain conditions, including receipt of additional lending commitments for such additional indebtedness. The terms of the incremental facility will be substantially similar to the terms of the Senior Secured Credit Facility, except with respect to the pricing of the incremental facility, the interest rate for which could be higher than that for the Revolving Line of Credit and the Term Loan A.

We used the initial borrowing under the Revolving Line of Credit, the proceeds from the Term Loan A and existing cash of $120.0 million to repay the $462.2 million outstanding under the Term Loan B and Delayed Draw Term Loan portions of our Prior Senior Secured Credit Facility (reflecting all outstanding borrowings thereunder), to pay accrued interest with respect to such loans and to pay the fees and expenses related to the Senior Secured Credit Facility.

All borrowings under our Senior Secured Credit Facility, including, without limitation, amounts drawn under the Revolving Line of Credit, are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of December 31, 2011, we had approximately $40.1 million available under the Revolving Line of Credit portion of our Senior Secured Credit Facility (after giving effect to the reductions in availability pursuant to $9.9 million in standby letters of credit outstanding as of December 31, 2011).

*Interest and Fees*—Borrowings under our Senior Secured Credit Facility bear interest, at our option, at either the alternate base rate (defined as the higher of the prime rate announced by the Administrative Agent, the federal funds effective rate plus 0.5% or one-month LIBOR plus 1%) (the "Base Rate") or at the Eurodollar Rate (one-, two-, three- or six-month LIBOR, at our election, as defined in the credit agreement governing the Senior Secured Credit Facility), except for borrowings made in alternate currencies which may not accrue interest based upon the alternate base rate, in each case, plus an applicable interest rate margin. The applicable margins are currently 0.75% per annum for Base Rate loans and 1.75% per annum for Eurodollar Rate loans. The margins applicable to the borrowings under our Senior Secured Credit Facility may be adjusted based on our consolidated leverage ratio, with 1.00% being the maximum Base Rate margin and 2.00% being the maximum Eurodollar Rate. See Note 11, *Derivative Financial Instruments and Fair Value Measurements*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K for discussion regarding our various interest rate swap agreements.

*Guarantees and Security*—Our Senior Secured Credit Facility is guaranteed by certain of our existing and future domestic restricted subsidiaries pursuant to a Guarantee and Collateral Agreement. In addition, our obligations under our Senior Secured Credit Facility and the guarantee obligations of the subsidiary guarantors are secured by first priority liens on substantially all of our and our subsidiary guarantors' present and future assets and by a pledge of all of the equity interests in our domestic subsidiary guarantors and 65% of the capital stock of certain of our existing and future foreign subsidiaries.

The Guarantee and Collateral Agreement also secures our Senior Secured Convertible Notes due 2033 on an equal and ratable basis with the indebtedness under our Senior Secured Credit Facility to the extent required by the indenture governing such notes.

*Prepayments*—The Senior Secured Credit Facility also contains a requirement that we make mandatory principal prepayments on the Term Loan A and Revolving Line of Credit in certain circumstances, including, without limitation, with 100% of the aggregate net cash proceeds from certain asset sales, casualty events or condemnation recoveries (in each case, to the extent not otherwise used for reinvestment in our business or related business and subject to certain other exceptions). The Senior Secured Credit Facility further provides that, subject to customary notice and minimum amount conditions, we may make voluntary prepayments without payment of premium or penalty.

*Covenants*—Subject to customary and otherwise agreed upon exceptions, our Senior Secured Credit Facility contains affirmative and negative covenants, including, but not limited to:

- the payment of other obligations;
- the maintenance of organizational existences, including, but not limited to, maintaining our property and insurance;
- compliance with all material contractual obligations and requirements of law;
- limitations on the incurrence of indebtedness;
- limitations on creation and existence of liens;
- limitations on certain fundamental changes to our corporate structure and nature of our business, including mergers;
- limitations on asset sales;
- limitations on restricted payments, including certain dividends and stock repurchases and redemptions;
- limitations on capital expenditures;
- limitations on any investments, provided that certain "permitted acquisitions" and strategic investments are allowed;
- limitations on optional prepayments and modifications of certain debt instruments;
- limitations on modifications to organizational documents;
- limitations on transactions with affiliates;
- limitations on entering into certain swap agreements;
- limitations on negative pledge clauses or clauses restricting subsidiary distributions;
- limitations on sale-leaseback and other lease transactions; and
- limitations on changes to our fiscal year.

Our Senior Secured Credit Facility also requires us to comply with:

- a maximum consolidated leverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the most recent four quarters), of 3.50:1.00; and
- a minimum consolidated interest coverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated EBITDA to consolidated interest expense for the most recent four quarters), of 3.00:1.00.

The following table shows the required and actual financial ratios under our Senior Secured Credit Facility as of December 31, 2011:

| | Required Ratio | Actual Ratio |
|---|---|---|
| **Maximum consolidated leverage ratio** | No greater than 3.50:1.00 | 1.88:1.00 |
| **Minimum consolidated interest coverage ratio** | No less than 3.00:1.00 | 10.18:1.00 |

In addition, we are required to give notice to the administrative agent and the lenders under our Senior Secured Credit Facility of defaults under the facility documentation and other material events, make any wholly-owned domestic subsidiary (other than an immaterial subsidiary) a subsidiary guarantor and pledge substantially all after-acquired property as collateral to secure our and our subsidiary guarantors' obligations in respect of the facility.

*Events of Default*—Our Senior Secured Credit Facility contains customary events of default, including upon a change in control. If such an event of default occurs, the lenders under our Senior Secured Credit Facility would be entitled to take various actions, including in certain circumstances increasing the effective interest rate and accelerating the amounts due under our Senior Secured Credit Facility.

***Prior Senior Secured Credit Facility***

On January 22, 2009, we entered into an amendment to our Prior Senior Secured Credit Facility, which permitted us to use up to $125.0 million to repurchase from tendering lenders term loans outstanding under the Prior Senior Secured Credit Facility at prices below par acceptable to such lenders through one or more modified Dutch auctions at any time or times during 2009. During the year ended December 31, 2009, we repurchased, at a discount to par, an aggregate principal amount of $133.5 million of outstanding term loans under our Prior Senior Secured Credit Facility for an aggregate purchase price of $123.5 million, including fees. As discussed above, on June 27, 2011, we entered into the Senior Secured Credit Facility, which replaced and terminated our Prior Senior Secured Credit Facility.

***8 1/4% Senior Notes due 2015***

On January 13, 2011, we commenced a cash tender offer and consent solicitation to purchase any and all of our outstanding 8 1/4% Senior Notes due 2015 (the "2015 Notes") and to amend the indenture governing the 2015 Notes, which we refer to as the 2015 Indenture, to eliminate substantially all of the restrictive covenants and certain events of default. We used the net proceeds from the 2021 Notes (described below) to fund the purchase of the 2015 Notes, the related consent payments pursuant to the tender offer and consent solicitation, and the subsequent redemption of the 2015 Notes that were not tendered and remained outstanding after the expiration of the tender offer and consent solicitation.

During the year ended December 31, 2010, we purchased $297.8 million aggregate principal amount of the 2015 Notes pursuant to a cash tender offer and open market repurchases.

***6 5/8% Senior Notes due 2021***

On January 28, 2011, we issued in a private placement $260.0 million aggregate principal amount of our 6 5/8% Senior Notes due 2021 (the "2021 Notes"). The net proceeds were used to fund the purchase of the outstanding 2015 Notes and the related consent payments in a concurrent tender offer and consent solicitation as described above and the redemption of the remaining outstanding 2015 Notes. We capitalized related debt issuance costs of $5.1 million, which will be amortized over the term of the 2021 Notes.

Interest on the 2021 Notes is payable every six months on February 1 and August 1. The 2021 Notes are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing and future domestic restricted subsidiaries on a senior unsecured basis.

In July 2011, in accordance with the terms of the registration rights agreement between us and the initial purchasers of the 2021 Notes, we completed an exchange offer to exchange the original notes issued in the private placement for a like principal amount of exchange notes registered under the Securities Act of 1933, as amended. An aggregate principal amount of $260.0 million, or 100%, of the original notes were exchanged for exchange notes in the exchange offer. The exchange notes are substantially identical to the original notes, except that the exchange notes are not subject to certain transfer restrictions.

The 2021 Notes were issued under an indenture with Wells Fargo Bank, National Association, as trustee (the "2021 Indenture"). Subject to a number of exceptions, the 2021 Indenture restricts our ability and the ability of our restricted subsidiaries (as defined in the 2021 Indenture) to incur or guarantee additional indebtedness, transfer or sell assets, make certain investments, pay dividends or make distributions or other restricted payments, create certain liens, merge or consolidate, repurchase stock, create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us and enter into transactions with affiliates.

We may redeem all or a portion of the 2021 Notes at our option at any time prior to February 1, 2016, at a redemption price equal to 100% of the principal amount of 2021 Notes to be redeemed, plus a make-whole premium as described in the 2021 Indenture, plus accrued and unpaid interest to the redemption date, if any. At any time on or after February 1, 2016, we may redeem all or a portion of the 2021 Notes at our option at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 1 of the years set forth below:

| Year | Percentage |
|---|---|
| 2016 | 103.313% |
| 2017 | 102.208% |
| 2018 | 101.104% |
| 2019 and thereafter | 100.000% |

In addition, we must pay accrued and unpaid interest to the redemption date, if any. On or prior to February 1, 2014, we may also redeem at our option up to 35% of the principal amount of the outstanding 2021 Notes with the proceeds of certain equity offerings at the redemption price specified in the 2021 Indenture, plus accrued and unpaid interest to the date of redemption, if any. Upon the occurrence of a change of control, as defined in the 2021 Indenture, we must make a written offer to purchase all of the 2021 Notes for cash at a purchase price equal to 101% of the principal amount of the 2021 Notes, plus accrued and unpaid interest to the date of repurchase, if any.

### *Additional Provisions*

The indenture governing the 2033 Secured Notes contains a cross-default provision which becomes applicable if we default under any mortgage, indenture or instrument evidencing indebtedness for money borrowed by us and the default results in the acceleration of such indebtedness prior to its express maturity, and the principal amount of any such accelerated indebtedness aggregates in excess of $25.0 million. The 2021 Indenture contains a cross-default provision which becomes applicable if we (a) fail to pay the stated principal amount of any of our indebtedness at its final maturity date, or (b) default under any of our indebtedness and the default results in the acceleration of indebtedness, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50.0 million or more. Our credit agreement contains a cross-default provision which becomes applicable if we (a) fail to make any payment under any indebtedness for money borrowed by us (other than the obligations under such credit agreement) in an aggregate outstanding principal amount of at least $50.0 million or, (b) otherwise default under any such indebtedness, or trigger another event which causes such indebtedness to become due or to be repurchased, prepaid, defeased or redeemed or become subject to an offer to repurchase, prepay, defease or redeem such indebtedness prior to its stated maturity.

Subject to applicable limitations in our Senior Secured Credit Facility and indentures, we may from time to time repurchase our debt in the open market, through tender offers, through exchanges for debt or equity securities, by exercising rights to call, by satisfying put obligations, or in privately negotiated transactions or otherwise.

### *Other Indebtedness*

We have entered into various interest rate swap agreements. For further detail regarding these agreements, see Note 11, *Derivative Financial Instruments*, to our Consolidated Financial Statements included in **Item 8. Financial Statements and Supplementary Data.**

### *Covenant Compliance*

As of December 31, 2011, we were in compliance with all of our indenture and Senior Secured Credit Facility covenants.

### *Future Commitments and Contractual Obligations*

Our contractual obligations as of December 31, 2011 were as follows:

| | Payments due by Period | | | | |
|---|---|---|---|---|---|
| (in millions of U.S. dollars) | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years |
| Debt | $602.6 | $15.0 | $ 60.0 | $267.5 | $260.1 |
| Interest on debt | $210.6 | 27.2 | 57.7 | 55.4 | 70.3 |
| Executive employment and retirement agreements | $ 24.2 | 3.6 | 6.7 | 4.6 | 9.3 |
| Operating leases | $109.9 | 22.3 | 35.7 | 21.6 | 30.3 |
| Unrecognized tax benefits | $ 2.4 | 0.5 | 1.9 | — | — |
| Total | $949.7 | $68.6 | $162.0 | $349.1 | $370.0 |

* We have an additional $9.7 million in gross unrecognized tax benefits for which the amount or period of related future payments cannot be reasonably estimated.

### *Off-balance Sheet Arrangements*

As of December 31, 2011, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

### *Capital Expenditures*

Capital expenditures were $21.7 million for the year ended December 31, 2011, largely representing technology enhancements. Management expects future capital spending to meet the business needs of enhancing technology and replacing equipment as required. It is expected these expenditures will be made using funds provided by operations.

## New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which provides companies with the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. When adopted, ASU 2011-08 will have no impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, which eliminates the option to present the components of other comprehensive income as a part of the statement of stockholders' equity. Instead, ASU 2011-05 requires all non-owner transactions that affect an entity's equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive, statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present the components of other comprehensive income, total other comprehensive income and the total of comprehensive income. In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive*

*Income in Accounting Standards Update No. 2011-05*, which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. We have adopted the provisions of ASU 2011-05 that were not deferred by ASU 2011-12 and retrospectively applied herein the two-statement approach described above.

In October 2009, the FASB issued ASU 2009-13, *Multiple-Deliverable Revenue Arrangements*, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The adoption of ASU 2009-13, applied prospectively for revenue arrangements entered into or materially modified beginning on or after January 1, 2011, did not have a material impact on our financial position or results of operations.

**Critical Accounting Policies and Estimates**

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, useful lives of intangible and fixed assets, fair value of reporting units for goodwill impairment testing and income taxes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

***Revenue Recognition***

Our revenue recognition policies vary by product and are summarized as follows:

- Revenues for newspaper-delivered promotions are recognized in the period the product is distributed in the newspaper. In accordance with industry practice, we generally bill clients in advance of the related distribution date. However, these billings are reflected as a progress billings liability until the distribution date.
- Products and services not distributed via newspapers are recognized as revenues when the product is shipped, accepted by the USPS or the service is performed.
- Coupon processing fee revenues are recognized on completion of coupon processing, and do not include the face value of the coupon or the retailer handling fee.
- Taxes collected from clients are reported on a net basis and, as such, excluded from revenues.

*Shared Mail*—Revenues are recognized when persuasive evidence of a sales arrangement exists and when services are rendered. Shared Mail services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the package has been shipped and accepted by the USPS. There is no risk pertaining to customer acceptance and the sales arrangement specifies a fixed and determinable price and collectibility is reasonably assured. We provide for an allowance for sales adjustments to estimate claims resulting from billing and sales adjustments in the event of incorrect invoicing, pricing disputes or untimely mailings of clients' advertising material. The amount of this reserve is evaluated monthly taking into account historical trends, specific items and trended sales adjustments.

*Neighborhood Targeted*—The majority of Neighborhood Targeted products are newspaper delivered, and revenues are recognized in the period that the product is distributed within the newspapers. For non-newspaper-delivered products, revenues are recognized when the product is shipped to the customer or distributed to the consumer via direct to door.

ROP revenues are recognized on the date that the advertisement runs in the newspaper. Some clients have contracts whereby we earn a transaction fee and the media costs are pass-through costs to the client. In such cases, we only recognize the transaction fee as revenue on the date the advertisement runs in the newspaper.

Client contracts can vary, which may lead to material changes in revenues recognized for this segment, while not materially affecting absolute gross margin dollars.

*FSI*—Revenues from FSIs and custom cooperative FSIs are recognized in the period that the product is distributed in the newspaper or shared mail package. In accordance with industry practice, we generally pre-bill FSI customers (except remnant space) in advance of the related distribution date. However, these billings are reflected as progress billings (liability) until the appropriate distribution period. Provision for rebates or pricing adjustments is made at the time that the related revenues are recognized.

*International, Digital Media & Services*—Revenues for coupon clearing do not include the face value of the coupons processed or the retailer service fee. However, clients are billed for the face value and retailer fee which are included in both accounts receivable and accounts payable. Once coupon processing has been completed, fee revenues are recognized.

Revenues for solo direct-mail products are recognized when the product is accepted by the USPS for insertion into the mail stream. In most cases, postage costs are passed through directly to the client and are not recognized as revenues.

***Accounts Receivable***

Accounts receivables are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable amounts will not be collected based on specific identification of customer circumstances or age of the receivable. Accounts receivable are written off when it becomes apparent such amounts will not be collected. Generally, we do not require collateral or other security to support client receivables.

***Client Contract Incentives***

We occasionally provide upfront cash incentives to key clients to secure the value of a long-term contract. The cost of such incentives is capitalized and amortized as a reduction to revenues using the straight-line method over the life of the client contract.

***Goodwill, Intangible Assets and Other Long-Lived Assets***

Our long-lived assets consist primarily of plant, property and equipment, mailing lists, customer relationships, trade names and goodwill. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized but is evaluated at least annually as of December 31st for impairment and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, competition and other economic factors. We have determined that our trade names have indefinite useful lives and, therefore, we do not amortize them. We periodically review the carrying amounts of all of our long-lived assets. We undertake this review when facts and circumstances suggest that cash flows emanating from those assets may be diminished. The identification of units of accounting and the allocation of intangible assets by unit of accounting during 2011 were consistent with prior periods.

For goodwill, our annual impairment evaluation compares the fair value of each of our reporting units to its respective carrying amount and consists of two steps. First, we determine the fair values of each of our reporting units, as described below, and compare them to the corresponding carrying amounts. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner equivalent to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill.

We perform our impairment testing at the reporting unit level. The following table provides a summary of our goodwill by reporting unit as of December 31, 2011 (U.S. dollars in millions):

| | |
|---|---|
| Shared Mail | $534.2 |
| NCH Marketing Services, Inc. | 64.9 |
| Free-standing Inserts | 22.4 |
| Neighborhood Targeted | 5.3 |
| Valassis Relationship Marketing Systems | 6.1 |
| Solo Direct Mail | 3.6 |
| **Goodwill** | **$636.5** |

We estimate the fair values of our reporting units based on projected future debt-free cash flows that are discounted to present value using factors that consider the timing and risk of the future cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the expected long-term operations and cash flow performance of each reporting unit. We estimate future cash flows for each of our reporting units based on our operating result projections for the respective operating unit. These projected cash flows are discounted to present value using a weighted average cost of capital thought to be indicative of market participants.

Based on the valuation approach described above, our estimated fair values exceeded the carrying values for all reporting units and no impairment charge was warranted as of December 31, 2011. A 1% change in any of the assumptions used in our analysis would not have a material effect on this conclusion.

Consistent with the prior year, we tested the value assigned to our trade names utilizing an estimated market royalty rate representing the percentage of revenues a market participant would be willing to pay as a royalty for their use. As of December 31, 2011, the resulting fair value based on this calculation indicated no impairment.

### *Income Taxes*

Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

### *Derivatives and Hedging Transactions*

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates exposure to these risks with the intent of reducing the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives are not designated and do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive earnings until the underlying hedged item is recognized in earnings.

*Foreign Currency Translation*

The financial statements of foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year-to-year have been reported as a component of stockholders' equity in accumulated other comprehensive income/loss.

*Concentrations of Credit Risk*

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash in short-term high credit quality securities. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients comprising our client base and their dispersion across many different industries and geographies. No single client accounted for more than 10% of our consolidated accounts receivable or revenues as of and for the years ended December 31, 2011, 2010 and 2009. Generally, we do not require collateral or other security to support client receivables.

*Off-Balance Sheet Arrangements*

We do not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

We also have other key accounting policies, which involve the use of estimates, judgments and assumptions. For additional information see Note 1, *Basis of Presentation and Significant Accounting Policies*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** to this Annual Report on Form 10-K.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal market risks are interest rates on various debt instruments and foreign exchange rates at our international subsidiaries.

### Interest Rates

As of December 31, 2011, $342.5 million of aggregate indebtedness remains outstanding under our Senior Secured Credit Facility and was subject to variable interest rates. However, in December 2009, we entered into an interest rate swap agreement with an effective date of December 31, 2010 and an initial notional amount of $300.0 million, which amortizes by $40.0 million at the end of each quarter subsequent to effective date until it reaches $100.0 million for the quarter ended June 30, 2012, the expiration date of the interest rate swap agreement. This interest rate swap agreement effectively fixes, at 3.755% (including the current applicable margin), the interest rate for the portion of our variable rate debt outstanding our Senior Secured Credit Facility equal to the outstanding notional amount of the interest rate swap agreement, which was $140.0 million as of December 31, 2011. In addition, on July 6, 2011, we entered into an interest rate swap agreement with an initial notional amount of $186.3 million. The effective date of this agreement is June 30, 2012. Once effective, this interest rate swap agreement will effectively fix, at 3.6195% (including the current applicable margin), the interest rate for the portion of our variable rate debt outstanding our Senior Secured Credit Facility equal to the outstanding notional amount of the interest rate swap agreement. The initial notional amount of $186.3 million amortizes quarterly by (i) $2.8 million from the effective date through the quarter ended September 30, 2013, (ii) $5.6 million from September 30, 2013 through the quarter ended September 30, 2014, and (iii) $8.4 million from September 30, 2014 until June 30, 2015, the expiration date of the agreement.

As of December 31, 2011, the variable rate indebtedness outstanding under our Senior Secured Credit Facility in excess of the outstanding notional amount of the effective interest rate swap agreement described above was an aggregate principal amount of $202.5 million, and is subject to interest rate risk, as our interest payments will fluctuate as the underlying interest rate changes. If there is a 1% increase in the Eurodollar Rate, the interest rate currently applicable to this variable rate indebtedness, and we do not alter the terms of our current interest rate swap agreements or enter into a new interest rate swap agreement, our debt service obligations on our variable rate indebtedness would increase by a total of $6.4 million between January 1, 2012 and June 27, 2016, the maturity date of the Senior Secured Credit Facility, which would affect our cash flows and results of operations. If we borrow additional amounts under the Revolving Line of Credit portion of our Senior Secured Credit Facility, our interest rate risk may increase.

### Foreign Currency

Currencies to which we have exposure are the Mexican peso, Canadian dollar, Polish zloty, British pound and Euro. Currency restrictions are not expected to have a significant effect on our cash flows, liquidity, or capital resources. Our forward exchange contracts have not been designated and do not qualify as cash flow hedges. Accordingly, realized and unrealized exchange losses or gains are recorded against production expense monthly. As of December 31, 2011, we had commitments to purchase $10.8 million in Mexican pesos and $0.9 million in Polish zlotys over the next year.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### VALASSIS COMMUNICATIONS, INC.
**Consolidated Balance Sheets**
**(in thousands of U.S. dollars)**

| | December 31, | |
|---|---|---|
| | **2011** | **2010** |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 101,971 | $ 245,935 |
| Accounts receivable, net (Note 1) | 448,320 | 459,952 |
| Inventories (Note 1) | 41,120 | 41,987 |
| Prepaid expenses and other | 37,655 | 38,657 |
| **Total current assets** | **629,066** | **786,531** |
| Property, plant and equipment, net (Note 1) | 148,905 | 175,567 |
| Goodwill (Note 2) | 636,471 | 636,471 |
| Other intangible assets, net (Note 2) | 213,613 | 233,817 |
| Other assets | 16,392 | 13,272 |
| **Total assets** | **$1,644,447** | **$1,845,658** |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current portion long-term debt (Note 3) | $ 15,000 | $ 7,058 |
| Accounts payable | 334,378 | 329,602 |
| Progress billings | 39,975 | 53,001 |
| Accrued expenses (Note 4) | 98,409 | 99,612 |
| **Total current liabilities** | **487,762** | **489,273** |
| Long-term debt (Note 3) | 587,560 | 699,169 |
| Deferred income taxes | 67,404 | 78,764 |
| Other non-current liabilities | 52,187 | 49,568 |
| **Total liabilities** | **1,194,913** | **1,316,774** |
| **Commitments and contingencies (Note 6 and Note 7)** | | |
| Stockholders' equity: | | |
| Preferred stock ($0.01 par value; 25,000,000 shares authorized; no shares issued or outstanding at December 31, 2011 and 2010) | — | — |
| Common stock ($0.01 par value; 100,000,000 shares authorized; 65,398,539 and 65,283,749 shares issued at December 31, 2011 and 2010, respectively; 42,347,368 and 50,361,749 shares outstanding at December 31, 2011 and 2010, respectively) | 654 | 653 |
| Additional paid-in capital | 123,881 | 124,988 |
| Retained earnings | 1,021,566 | 908,136 |
| Accumulated other comprehensive income | 2,775 | 3,299 |
| Treasury stock, at cost (23,051,171 and 14,922,000 shares at December 31, 2011 and 2010, respectively) | (699,342) | (508,192) |
| **Total stockholders' equity** | **449,534** | **528,884** |
| **Total liabilities and stockholders' equity** | **$1,644,447** | **$1,845,658** |

See accompanying notes to consolidated financial statements.

**VALASSIS COMMUNICATIONS, INC.**
**Consolidated Statements of Income**
**(in thousands of U.S. dollars, except per share data)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Revenues** | **$2,235,959** | **$2,333,512** | **$2,244,248** |
| Costs and expenses: | | | |
| Cost of sales | 1,670,271 | 1,724,606 | 1,693,652 |
| Selling, general and administrative | 329,060 | 371,264 | 354,933 |
| Amortization expense | 12,624 | 12,624 | 12,624 |
| Total costs and expenses | 2,011,955 | 2,108,494 | 2,061,209 |
| Gain from litigation settlement, net (Note 8) | — | 490,085 | — |
| **Earnings from operations** | **224,004** | **715,103** | **183,039** |
| Other expenses and income: | | | |
| Interest expense | 35,696 | 64,904 | 87,041 |
| Interest income | (372) | (653) | (546) |
| Loss (gain) on extinguishment of debt (Note 3) | 16,318 | 23,873 | (10,028) |
| Other income, net | (7,382) | (5,676) | (4,371) |
| Total other expenses, net | 44,260 | 82,448 | 72,096 |
| **Earnings before income taxes** | **179,744** | **632,655** | **110,943** |
| Income tax expense | 66,314 | 247,250 | 44,175 |
| **Net earnings** | **$ 113,430** | **$ 385,405** | **$ 66,768** |
| **Net earnings per common share, basic (Note 9)** | **$ 2.43** | **$ 7.84** | **$ 1.39** |
| **Net earnings per common share, diluted (Note 9)** | **$ 2.33** | **$ 7.42** | **$ 1.36** |
| **Weighted average common shares, basic (Note 9)** | **46,684** | **49,140** | **48,129** |
| **Weighted average common shares, diluted (Note 9)** | **48,777** | **51,957** | **49,270** |

See accompanying notes to consolidated financial statements.

**VALASSIS COMMUNICATIONS, INC.**
**Consolidated Statements of Comprehensive Income**
**(in thousands of U.S. dollars)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Net earnings** | **$113,430** | **$385,405** | **$66,768** |
| Other comprehensive income, net of tax of $(4), $4,528 and $6,292 for the years ended December 31, 2011, 2010 and 2009, respectively: | | | |
| Unrealized changes in fair value of cash flow hedges | (3,116) | (3,276) | 2,118 |
| Unrealized changes in fair value of available for sale securities | (117) | 117 | — |
| Realized losses on cash flow hedges reclassified from AOCI into earnings | 3,040 | — | — |
| Amortization of realized losses and unrealized changes in fair value of discontinued cash flow hedges | — | 10,721 | 10,146 |
| Foreign currency translation adjustment | (331) | 6 | 1,786 |
| **Total other comprehensive (loss) income** | **(524)** | **7,568** | **14,050** |
| **Comprehensive income** | **$112,906** | **$392,973** | **$80,818** |

See accompanying notes to consolidated financial statements.

**VALASSIS COMMUNICATIONS, INC.**
**Consolidated Statements of Stockholders' Equity**
**(in thousands of U.S. dollars)**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Earnings (Loss) | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balances at December 31, 2008** | **$635** | **$ 87,305** | **$ 455,963** | **$(18,319)** | **$(520,170)** | **$ 5,414** |
| Net earnings | — | — | 66,768 | — | — | 66,768 |
| Other comprehensive income, net of tax | — | — | — | 14,050 | — | 14,050 |
| Grant/exercise of stock awards | 7 | 4,513 | — | — | — | 4,520 |
| Stock-based compensation expense | — | 7,109 | — | — | — | 7,109 |
| **Balances at December 31, 2009** | **$642** | **$ 98,927** | **$ 522,731** | **$ (4,269)** | **$(520,170)** | **$ 97,861** |
| Net earnings | — | — | 385,405 | — | — | 385,405 |
| Other comprehensive income, net of tax | — | — | — | 7,568 | — | 7,568 |
| Grant/exercise of stock awards | 11 | (6,064) | — | — | 70,203 | 64,150 |
| Stock-based compensation expense | — | 32,125 | — | — | — | 32,125 |
| Repurchases of common stock | — | — | — | — | (58,225) | (58,225) |
| **Balances at December 31, 2010** | **$653** | **$124,988** | **$ 908,136** | **$ 3,299** | **$(508,192)** | **$ 528,884** |
| Net earnings | — | — | 113,430 | — | — | 113,430 |
| Other comprehensive loss, net of tax | — | — | — | (524) | — | (524) |
| Grant/exercise of stock awards | 1 | (14,015) | — | — | 23,921 | 9,907 |
| Stock-based compensation expense | — | 12,908 | — | — | — | 12,908 |
| Repurchases of common stock | — | — | — | — | (215,071) | (215,071) |
| **Balances at December 31, 2011** | **$654** | **$123,881** | **$1,021,566** | **$ 2,775** | **$(699,342)** | **$ 449,534** |

See accompanying notes to consolidated financial statements.

## VALASSIS COMMUNICATIONS, INC.
## Consolidated Statements of Cash Flows
## (in thousands of U.S. dollars)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Cash flows from operating activities:** | | | |
| **Net earnings** | **$ 113,430** | **$ 385,405** | **$ 66,768** |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation and amortization | 60,708 | 61,446 | 67,848 |
| Amortization of debt issuance costs | 3,028 | 2,353 | 3,281 |
| Provision for losses on accounts receivable | 4,024 | 10,138 | 5,732 |
| Loss (gain) on debt extinguishment, net | 5,748 | 3,429 | (10,028) |
| Loss on derivatives, net | 6,326 | 18,816 | 2,513 |
| Loss (gain) on sale of property, plant and equipment | 72 | (47) | (228) |
| Stock-based compensation expense | 12,908 | 32,125 | 7,109 |
| Deferred income taxes | (7,951) | (3,520) | (10,965) |
| Intangible asset impairment | 7,134 | — | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | 7,608 | (41,254) | 45,181 |
| Inventories | 867 | (1,515) | 7,701 |
| Prepaid expenses and other | (221) | 4,297 | (5,810) |
| Other assets | (532) | (1,259) | 2,799 |
| Accounts payable | 4,776 | (8,817) | 1,059 |
| Progress billings | (13,026) | 12,469 | (4,007) |
| Accrued expenses | (7,194) | (18,262) | 7,889 |
| Other non-current liabilities | 2,536 | 7,522 | 10,571 |
| Total adjustments | 86,811 | 77,921 | 130,645 |
| **Net cash provided by operating activities** | **200,241** | **463,326** | **197,413** |
| **Cash flows from investing activities:** | | | |
| Additions to property, plant and equipment | (21,720) | (26,678) | (19,104) |
| Additions to intangible assets | — | (7,582) | — |
| Proceeds from sales of property, plant and equipment | 200 | 99 | 96 |
| Proceeds from sales of available-for-sale securities | 1,494 | 465 | — |
| **Net cash used in investing activities** | **(20,026)** | **(33,696)** | **(19,008)** |
| **Cash flows from financing activities:** | | | |
| Borrowings of long-term debt | 610,000 | — | 20,000 |
| Repayments of long-term debt | (713,667) | (304,845) | (200,134) |
| Debt issuance costs | (11,695) | — | (1,335) |
| Repurchases of common stock | (215,071) | (58,225) | — |
| Proceeds from issuance of common stock | 6,814 | 49,461 | 4,520 |
| **Net cash used in financing activities** | **(323,619)** | **(313,609)** | **(176,949)** |
| Effect of exchange rate changes on cash and cash equivalents | (560) | 68 | 1,834 |
| Net (decrease) increase in cash and cash equivalents | (143,964) | 116,089 | 3,290 |
| Cash and cash equivalents at beginning of the year | 245,935 | 129,846 | 126,556 |
| **Cash and cash equivalents at end of the year** | **$ 101,971** | **$ 245,935** | **$ 129,846** |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid during the year for interest | $ 31,349 | $ 72,394 | $ 79,501 |
| Cash paid during the year for income taxes | $ 81,539 | $ 237,674 | $ 43,518 |
| Non-cash financing activities: | | | |
| Stock issued under stock-based compensation plan | $ 3,385 | $ 7,634 | $ 68 |

See accompanying notes to consolidated financial statements.

**VALASSIS COMMUNICATIONS, INC.**
**Notes to Consolidated Financial Statements**

## 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Significant Accounting Policies

***Principles of Consolidation***

The consolidated financial statements include the accounts of Valassis Communications, Inc. (referred to herein as "Valassis," "we," and "our") and domestic and non-U.S. subsidiaries in which we hold a controlling financial interest. Our share of the earnings or losses of non-controlled affiliates over which we exercise significant influence (generally a 20% to 50% ownership interest) is included in Other income, net in the consolidated statements of income using the equity method of accounting. All intercompany balances and transactions between consolidated entities have been eliminated.

***Revenue Recognition***

Our revenue recognition policies vary by product and are summarized as follows:

- Revenues for newspaper-delivered promotions are recognized in the period the product is distributed in the newspaper. In accordance with industry practice, we generally bill clients in advance of the related distribution date. However, these billings are reflected as a progress billings liability until the distribution date.
- Products and services not distributed via newspapers are recognized as revenues when the product is shipped, accepted by the USPS or the service is performed.
- Coupon processing fee revenues are recognized on completion of coupon processing, and do not include the face value of the coupon or the retailer handling fee.
- Taxes collected from clients are reported on a net basis and, as such, excluded from revenues.

***Use of Estimates***

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, useful lives of intangible and fixed assets, fair value of reporting units for goodwill impairment testing and income taxes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

***Cash Equivalents***

All highly-liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

***Accounts Receivable***

Accounts receivables are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable amounts will not be collected based on specific identification of customer circumstances or the age of the receivable. The allowance for doubtful accounts was

$6.9 million and $12.1 million as of December 31, 2011 and 2010, respectively. Accounts receivable are written off when it becomes apparent such amounts will not be collected. Generally, we do not require collateral or other security to support client receivables.

### *Inventories*

Inventories are accounted for at the lower of cost, determined on a first in, first out ("FIFO") basis, or market. Inventories included on the consolidated balance sheets consist of:

| (in thousands of U.S. dollars) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Raw materials | $28,075 | $27,035 |
| Work in progress | 13,045 | 14,952 |
| **Inventories** | **$41,120** | **$41,987** |

### *Client Contract Incentives*

We occasionally provide upfront cash incentives to key clients to secure the value of a long-term contract. The cost of such incentives is capitalized and amortized as a reduction to revenues using the straight-line method over the life of the client contract.

### *Property, Plant and Equipment*

Property, plant, and equipment are stated at cost less accumulated depreciation. Improvements that add significantly to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the estimated life of the related asset or the lease-term using the straight-line method. We review the carrying amounts of our plant, property and equipment when facts and circumstances suggest the cash flows emanating from those assets may be diminished. The following table summarizes the cost and ranges of useful lives of the major classes of property, plant and equipment and the total accumulated depreciation related to the Property, plant and equipment, net included on the consolidated balance sheets:

| | Useful Lives (in years) | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| | | (in thousands of U.S. dollars) | |
| Land, at cost | N/A | $ 7,167 | $ 7,195 |
| Buildings, at cost | 10 – 30 | 37,511 | 37,657 |
| Machinery and equipment, at cost | 3 – 20 | 217,764 | 225,762 |
| Office furniture and equipment, at cost | 3 – 10 | 236,994 | 221,804 |
| Leasehold improvements, at cost | 5 – 10 | 28,563 | 28,174 |
| | | 527,999 | 520,592 |
| Less accumulated depreciation | | (379,094) | (345,025) |
| **Property, plant and equipment, net** | | **$ 148,905** | **$ 175,567** |

Depreciation expense was $48.1 million, $48.8 million and $55.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

***Goodwill and Other Intangible Assets***

Our intangible assets consist primarily of mailing lists, customer relationships, trade names and goodwill. An intangible asset with a finite useful life is amortized on a straight-line basis over its expected useful life, which approximates the manner in which the economic benefits of the intangible asset will be consumed. We review the carrying amounts of our finite-lived assets when facts and circumstances suggest the cash flows emanating from those assets may be diminished. An intangible asset with an indefinite useful life is not amortized but is evaluated at least annually as of December 31st for impairment and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, competition and other economic factors. We have determined that our trade names have indefinite useful lives; therefore, we do not amortize them. The identification of units of accounting and the allocation of intangible assets by unit of accounting during 2011 were consistent with prior periods.

For goodwill, our annual impairment evaluation compares the fair value of each of our reporting units to its respective carrying amount and consists of two steps. First, we determine the fair values of each of our reporting units, as described below, and compare them to the corresponding carrying amounts. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner equivalent to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill.

We estimate the fair values of our reporting units based on projected future debt-free cash flows that are discounted to present value using factors that consider the timing and risk of the future cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the expected long-term operations and cash flow performance of each reporting unit. We estimate future cash flows for each of our reporting units based on our operating result projections for the respective operating unit. These projected cash flows are discounted to present value using a weighted average cost of capital thought to be indicative of market participants.

Consistent with the prior year, we tested the value assigned to our trade names utilizing an estimated market royalty rate representing the percentage of revenues a market participant would be willing to pay as a royalty for their use.

***Income Taxes***

Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

***Derivatives and Hedging Transactions***

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates exposure to these risks with the intent of reducing the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives are not designated and do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings.

### *Accumulated Other Comprehensive Income*

Accumulated other comprehensive income included the following:

| (in thousands of U.S. dollars) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Unrealized changes in fair value of cash flow hedges | $(2,863) | $(2,787) |
| Unrealized changes in fair value of available for sale securities | — | 117 |
| Foreign currency translation | 5,638 | 5,969 |
| Accumulated other comprehensive income, net of tax of $1,768 and $1,764 as of December 31, 2011 and 2010, respectively | $ 2,775 | $ 3,299 |

### *Foreign Currency Translation*

The financial statements of foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year-to-year have been reported as a component of stockholders' equity in accumulated other comprehensive income.

### *Concentrations of Credit Risk*

Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash in short-term high credit quality securities. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients comprising our client base and their dispersion across many different industries and geographies. No single client accounted for more than 10% of our consolidated accounts receivable or revenues as of or for the years ended December 31, 2011, 2010 or 2009.

### New Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which provides companies with the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. When adopted, ASU 2011-08 will have no impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, which eliminates the option to present the components of other comprehensive income as a part of the statement of stockholders' equity. Instead, ASU 2011-05 requires all non-owner transactions that affect an entity's equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive, statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present the components of other comprehensive income, total other comprehensive income and the total of comprehensive income. In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, which defers certain aspects of ASU 2011-05 related to the presentation of reclassification adjustments. We have adopted the provisions of ASU 2011-05 that were not deferred by ASU 2011-12 and retrospectively applied herein the two-statement approach described above.

In October 2009, the FASB issued ASU 2009-13, *Multiple-Deliverable Revenue Arrangements*, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The adoption of ASU 2009-13, applied prospectively for revenue arrangements entered into or materially modified beginning on or after January 1, 2011, did not have a material impact on our financial position or results of operations.

## 2. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the goodwill by reportable segment for the years ended December 31, 2011 and 2010 (there were no changes in the gross amount, accumulated impairment losses or allocation by reportable segment of goodwill for the years then ended):

| (in thousands of U.S. dollars) | Shared Mail | Neighborhood Targeted | Free-standing Inserts | International, Digital Media & Services | Total |
|---|---|---|---|---|---|
| Goodwill acquired | $ 721,384 | $5,325 | $22,357 | $ 93,405 | $ 842,471 |
| Accumulated impairment losses | (187,200) | — | — | (18,800) | (206,000) |
| **Goodwill** | **$ 534,184** | **$5,325** | **$22,357** | **$ 74,605** | **$ 636,471** |

We performed annual impairment tests of goodwill as of December 31, 2011, 2010 and 2009. As of December 31, 2011, 2010 and 2009, the estimated fair values of our reporting units were in excess of the carrying values of the reporting units; therefore, we concluded goodwill was not impaired as of these dates.

The components of intangible assets were as follows:

| (in thousands of U.S. dollars) | December 31, 2011 Gross Amount | December 31, 2011 Accumulated Amortization | December 31, 2011 Net Amount | December 31, 2011 Weighted Average Remaining Useful Life (in years) | December 31, 2010 Gross Amount | December 31, 2010 Accumulated Amortization | December 31, 2010 Net Amount | December 31, 2010 Weighted Average Remaining Useful Life (in years) |
|---|---|---|---|---|---|---|---|---|
| Finite-lived intangible assets: | | | | | | | | |
| Mailing lists, non compete agreements and other | $ 40,457 | $ (9,894) | $ 30,563 | 15.1 | $ 48,037 | $ (7,871) | $ 40,166 | 15.0 |
| Customer relationships | 140,000 | (44,591) | 95,409 | 9.0 | 140,000 | (33,990) | 106,010 | 10.0 |
| Total | $180,457 | $(54,485) | $125,972 | | $188,037 | $(41,861) | $146,176 | |
| Indefinite-lived intangible assets: | | | | | | | | |
| Valassis name, tradenames, trademarks and other | | | 87,641 | | | | 87,641 | |
| **Other intangible assets, net** | | | **$213,613** | | | | **$233,817** | |

During the year ended December 31, 2011, the gross amount of finite-lived intangible assets was reduced by $7.6 million as a result of the impairment of certain acquired patents, which will not be placed into service. This write-off resulted in a pre-tax charge of $7.1 million, which is included in Cost of sales in the consolidated statement of income for the year ended December 31, 2011.

Amortization expense related to finite-lived intangible assets was $12.6 million for each of the years ended December 31, 2011, 2010 and 2009. Amortization related to these intangible assets is expected to be $12.6 million for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, and $63.0 million thereafter.

## 3. LONG-TERM DEBT

Long-term debt is summarized as follows:

| (in thousands of U.S. dollars) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Senior Secured Revolving Credit Facility | $ 50,000 | $ — |
| Senior Secured Term Loan A | 292,500 | — |
| Senior Secured Convertible Notes due 2033, net of discount | 60 | 58 |
| 8 1/4% Senior Notes due 2015 | — | 242,224 |
| 6 5/8% Senior Notes due 2021 | 260,000 | — |
| Senior Secured Term Loan B | — | 347,723 |
| Senior Secured Delayed Draw Term Loan | — | 116,222 |
| Total debt | 602,560 | 706,227 |
| **Current portion long-term debt** | **15,000** | **7,058** |
| **Long-term debt** | **$587,560** | **$699,169** |

Maturities of long-term debt are $15.0 million, $22.5 million, $37.5 million, $45.0 million and $222.5 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively, and $260.1 million thereafter.

**Senior Secured Credit Facility**

***General***

On June 27, 2011, we entered into a new senior secured credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders jointly arranged by J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility and related loan documents replaced and terminated our prior credit agreement, dated as of March 2, 2007, as amended (the "Prior Senior Secured Credit Facility"), by and among Valassis, Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of lenders jointly arranged by Bear, Stearns & Co. Inc. and Banc of America Securities LLC. In connection with the termination of the Prior Senior Secured Credit Facility, all obligations and rights under the related guarantee, security and collateral agency agreement, dated as of March 2, 2007, as amended (the "Prior Security Agreement"), by Valassis and certain of its domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the Secured Parties (as defined in the Prior Security Agreement), were also simultaneously terminated.

The Senior Secured Credit Facility consists of:

- a five-year term loan A in an aggregate principal amount equal to $300.0 million, with principal repayable in quarterly installments at a rate of 5.0% during each of the first two years from issuance, 10% during the third year from issuance, 15% during the fourth year from issuance and 11.25% during the fifth year from issuance, with the remaining 53.75% due at maturity (the "Term Loan A");
- a five-year revolving credit facility in an aggregate principal amount of $100 million (the "Revolving Line of Credit"), including $15.0 million available in Euros, Pounds Sterling or Canadian Dollars, $50.0 million available for letters of credit and a $20.0 million swingline loan subfacility, of which $50.0 million was drawn at closing and remains outstanding as of December 31, 2011 (exclusive of outstanding letters of credit described below); and
- an incremental facility pursuant to which, prior to the maturity of the Senior Secured Credit Facility, we may incur additional indebtedness in an amount up to $150.0 million under the Revolving Line of Credit or the Term Loan A or a combination thereof, subject to certain conditions, including receipt of additional lending commitments for such additional indebtedness. The terms of the incremental facility will be substantially similar to the terms of the Senior Secured Credit Facility, except with respect to the pricing of the incremental facility, the interest rate for which could be higher than that for the Revolving Line of Credit and the Term Loan A.

We used the initial borrowing under the Revolving Line of Credit, the proceeds from the Term Loan A and existing cash of $120.0 million to repay the $462.2 million outstanding under the Term Loan B and Delayed Draw Term Loan portions of our Prior Senior Secured Credit Facility (reflecting all outstanding borrowings thereunder), to pay accrued interest with respect to such loans and to pay the fees and expenses related to the Senior Secured Credit Facility. We recognized a pre-tax loss on extinguishment of debt of $3.0 million during the year ended December 31, 2011, which represents the write-off of related capitalized debt issuance costs. In addition, as further discussed in Note 11, *Derivative Financial Instruments and Fair Value Measurements*, we recorded in interest expense a pre-tax loss of $2.6 million related to the discontinuation of hedge accounting on the related interest rate swap. We capitalized related debt issuance costs of $6.6 million, which will be amortized over the term of the Senior Secured Credit Facility.

All borrowings under our Senior Secured Credit Facility, including, without limitation, amounts drawn under the Revolving Line of Credit, are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of December 31, 2011, we had approximately $40.1 million available under the Revolving Line of Credit portion of our Senior Secured Credit Facility (after giving effect to the reductions in availability pursuant to $9.9 million in standby letters of credit outstanding as of December 31, 2011).

***Interest and Fees***

Borrowings under our Senior Secured Credit Facility bear interest, at our option, at either the alternate base rate (defined as the higher of the prime rate announced by the Administrative Agent, the federal funds effective rate plus 0.5% or one-month LIBOR plus 1%) (the "Base Rate") or at the Eurodollar Rate (one-, two-, three- or six-month LIBOR, at our election, as defined in the credit agreement governing the Senior Secured Credit Facility), except for borrowings made in alternate currencies which may not accrue interest based upon the alternate base rate, in each case, plus an applicable interest rate margin. The applicable margins are initially 0.75% per annum for Base Rate loans and 1.75% per annum for Eurodollar Rate loans. The margins applicable to the borrowings under our Senior Secured Credit Facility may be adjusted based on our consolidated leverage ratio, with 1.00% being the maximum Base Rate margin and 2.00% being the maximum Eurodollar Rate. See Note 11, *Derivative Financial Instruments and Fair Value Measurements*, for discussion regarding our various interest rate swap agreements.

***Guarantees and Security***

Our Senior Secured Credit Facility is guaranteed by certain of our existing and future domestic restricted subsidiaries pursuant to a Guarantee and Collateral Agreement. In addition, our obligations under our Senior Secured Credit Facility and the guarantee obligations of the subsidiary guarantors are secured by first priority liens on substantially all of our and our subsidiary guarantors' present and future assets and by a pledge of all of the equity interests in our domestic subsidiary guarantors and 65% of the capital stock of certain of our existing and future foreign subsidiaries.

The Guarantee and Collateral Agreement also secures our Senior Secured Convertible Notes due 2033 on an equal and ratable basis with the indebtedness under our Senior Secured Credit Facility to the extent required by the indenture governing such notes.

***Prepayments***

The Senior Secured Credit Facility also contains a requirement that we make mandatory principal prepayments on the Term Loan A and Revolving Line of Credit in certain circumstances, including, without limitation, with 100% of the aggregate net cash proceeds from certain asset sales, casualty events or condemnation recoveries (in each case, to the extent not otherwise used for reinvestment in our business or related business and subject to certain other exceptions). The Senior Secured Credit Facility further provides that, subject to customary notice and minimum amount conditions, we may make voluntary prepayments without payment of premium or penalty.

***Covenants***

Subject to customary and otherwise agreed upon exceptions, our Senior Secured Credit Facility contains affirmative and negative covenants, including, but not limited to:

- the payment of other obligations;
- the maintenance of organizational existences, including, but not limited to, maintaining our property and insurance;
- compliance with all material contractual obligations and requirements of law;

- limitations on the incurrence of indebtedness;
- limitations on creation and existence of liens;
- limitations on certain fundamental changes to our corporate structure and nature of our business, including mergers;
- limitations on asset sales;
- limitations on restricted payments, including certain dividends and stock repurchases and redemptions;
- limitations on capital expenditures;
- limitations on any investments, provided that certain "permitted acquisitions" and strategic investments are allowed;
- limitations on optional prepayments and modifications of certain debt instruments;
- limitations on modifications to organizational documents;
- limitations on transactions with affiliates;
- limitations on entering into certain swap agreements;
- limitations on negative pledge clauses or clauses restricting subsidiary distributions;
- limitations on sale-leaseback and other lease transactions; and
- limitations on changes to our fiscal year.

Our Senior Secured Credit Facility also requires us to comply with:

- a maximum consolidated leverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the most recent four quarters), of 3.50:1.00; and
- a minimum consolidated interest coverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated EBITDA to consolidated interest expense for the most recent four quarters), of 3.00:1.00.

The following table shows the required and actual financial ratios under our Senior Secured Credit Facility as of December 31, 2011:

| | Required Ratio | Actual Ratio |
|---|---|---|
| **Maximum consolidated leverage ratio** | No greater than 3.50:1.00 | 1.88:1.00 |
| **Minimum consolidated interest coverage ratio** | No less than 3.00:1.00 | 10.18:1.00 |

In addition, we are required to give notice to the administrative agent and the lenders under our Senior Secured Credit Facility of defaults under the facility documentation and other material events, make any wholly-owned domestic subsidiary (other than an immaterial subsidiary) a subsidiary guarantor and pledge substantially all after-acquired property as collateral to secure our and our subsidiary guarantors' obligations in respect of the facility.

*Events of Default*

Our Senior Secured Credit Facility contains customary events of default, including upon a change in control. If such an event of default occurs, the lenders under our Senior Secured Credit Facility would be entitled to take various actions, including in certain circumstances increasing the effective interest rate and accelerating the amounts due under our Senior Secured Credit Facility.

**Prior Senior Secured Credit Facility**

On January 22, 2009, we entered into an amendment to our Prior Senior Secured Credit Facility, which permitted us to use up to $125.0 million to repurchase from tendering lenders term loans outstanding under the Prior Senior Secured Credit Facility at prices below par acceptable to such lenders through one or more modified Dutch auctions at any time or times during 2009. During the year ended December 31, 2009, we repurchased, at a discount to par, an aggregate principal amount of $133.5 million of outstanding term loans under our Prior Senior Secured Credit Facility for an aggregate purchase price of $123.5 million, including fees. As a result of these repurchases, during the year ended December 31, 2009, we recognized a pre-tax gain of $10.0 million, which represents the difference between the face amounts (par value) of the term loans repurchased and the actual repurchase prices of the term loans, including fees. As discussed above, on June 27, 2011, we entered into the Senior Secured Credit Facility, which replaced and terminated our Prior Senior Secured Credit Facility.

**8 ¼% Senior Notes due 2015**

On January 13, 2011, we commenced a cash tender offer and consent solicitation to purchase any and all of our outstanding 8 ¼% Senior Notes due 2015 (the "2015 Notes") and to amend the indenture governing the 2015 Notes, which we refer to as the 2015 Indenture, to eliminate substantially all of the restrictive covenants and certain events of default. We used the net proceeds from the 2021 Notes (described below) to fund the purchase of the 2015 Notes, the related consent payments pursuant to the tender offer and consent solicitation, and the subsequent redemption of the 2015 Notes that were not tendered and remained outstanding after the expiration of the tender offer and consent solicitation. We recognized a pre-tax loss on extinguishment of debt of $13.3 million during the year ended December 31, 2011, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the write-off of related capitalized debt issuance costs.

During the year ended December 31, 2010, we purchased $297.8 million aggregate principal amount of the 2015 Notes pursuant to a cash tender offer and open market repurchases. We recognized a pre-tax loss on extinguishment of debt of $23.9 million during the year ended December 31, 2010, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the proportionate write-off of related capitalized debt issuance costs.

**6 ⅝% Senior Notes due 2021**

On January 28, 2011, we issued in a private placement $260.0 million aggregate principal amount of our 6 ⅝% Senior Notes due 2021 (the "2021 Notes"). The net proceeds were used to fund the purchase of the outstanding 2015 Notes and the related consent payments in a concurrent tender offer and consent solicitation as described above and the redemption of the remaining outstanding 2015 Notes. We capitalized related debt issuance costs of $5.1 million, which will be amortized over the term of the 2021 Notes.

Interest on the 2021 Notes is payable every six months on February 1 and August 1. The 2021 Notes are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing and future domestic restricted subsidiaries on a senior unsecured basis.

In July 2011, in accordance with the terms of the registration rights agreement between us and the initial purchasers of the 2021 Notes, we completed an exchange offer to exchange the original notes issued in the private placement for a like principal amount of exchange notes registered under the Securities Act of 1933, as amended. An aggregate principal amount of $260.0 million, or 100%, of the original notes were exchanged for exchange notes in the exchange offer. The exchange notes are substantially identical to the original notes, except that the exchange notes are not subject to certain transfer restrictions.

The 2021 Notes were issued under an indenture with Wells Fargo Bank, National Association, as trustee (the "2021 Indenture"). Subject to a number of exceptions, the 2021 Indenture restricts our ability and the ability of our restricted subsidiaries (as defined in the 2021 Indenture) to incur or guarantee additional indebtedness, transfer or sell assets, make certain investments, pay dividends or make distributions or other restricted payments, create certain liens, merge or consolidate, repurchase stock, create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us and enter into transactions with affiliates.

We may redeem all or a portion of the 2021 Notes at our option at any time prior to February 1, 2016, at a redemption price equal to 100% of the principal amount of 2021 Notes to be redeemed, plus a make-whole premium as described in the 2021 Indenture, plus accrued and unpaid interest to the redemption date, if any. At any time on or after February 1, 2016, we may redeem all or a portion of the 2021 Notes at our option at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 1 of the years set forth below:

| Year | Percentage |
|---|---|
| 2016 | 103.313% |
| 2017 | 102.208% |
| 2018 | 101.104% |
| 2019 and thereafter | 100.000% |

In addition, we must pay accrued and unpaid interest to the redemption date, if any. On or prior to February 1, 2014, we may also redeem at our option up to 35% of the principal amount of the outstanding 2021 Notes with the proceeds of certain equity offerings at the redemption price specified in the 2021 Indenture, plus accrued and unpaid interest to the date of redemption, if any. Upon the occurrence of a change of control, as defined in the 2021 Indenture, we must make a written offer to purchase all of the 2021 Notes for cash at a purchase price equal to 101% of the principal amount of the 2021 Notes, plus accrued and unpaid interest to the date of repurchase, if any.

### Senior Secured Convertible Notes due 2033 ("2033 Secured Notes")

As of December 31, 2011, an aggregate principal amount of $85,000 (or approximately $60,000 net of discount) of the 2033 Secured Notes remained outstanding pursuant to the 2033 Secured Notes indenture.

### Additional Provisions

The indenture governing the 2033 Secured Notes contains a cross-default provision which becomes applicable if we default under any mortgage, indenture or instrument evidencing indebtedness for money borrowed by us and the default results in the acceleration of such indebtedness prior to its express maturity, and the principal amount of any such accelerated indebtedness aggregates in excess of $25.0 million. The 2021 Indenture contains a cross-default provision which becomes applicable if we (a) fail to pay the stated principal amount of any of our indebtedness at its final maturity date, or (b) default under any of our indebtedness and the default results in the acceleration of indebtedness, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50.0 million or more. Our credit agreement contains a cross-default provision which becomes applicable if we (a) fail to make any payment under any indebtedness for money borrowed by us (other than the obligations under such credit agreement) in an aggregate outstanding principal amount of at least $50.0 million or, (b) otherwise default under any such indebtedness, or trigger another event which causes such indebtedness to become due or to be repurchased, prepaid, defeased or redeemed or become subject to an offer to repurchase, prepay, defease or redeem such indebtedness prior to its stated maturity.

Subject to applicable limitations in our Senior Secured Credit Facility and indentures, we may from time to time repurchase our debt in the open market, through tender offers, through exchanges for debt or equity securities, by exercising rights to call, by satisfying put obligations, or in privately negotiated transactions or otherwise.

### Covenant Compliance

As of December 31, 2011, we were in compliance with all of our indenture and Senior Secured Credit Facility covenants.

## 4. ACCRUED EXPENSES

Accrued expenses included on the consolidated balance sheets consisted of:

| (in thousands of U.S. dollars) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Accrued interest | $ 7,205 | $ 6,710 |
| Accrued compensation and benefits | 55,030 | 57,781 |
| Other accrued expenses | 36,174 | 35,121 |
| **Accrued expenses** | **$98,409** | **$99,612** |

## 5. INCOME TAXES

The components of earnings before income taxes for our domestic and foreign operations were as follows:

| (in thousands of U.S. dollars) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| United States | $174,357 | $626,755 | $106,237 |
| Foreign | 5,387 | 5,900 | 4,706 |
| **Earnings before income taxes** | **$179,744** | **$632,655** | **$110,943** |

Income taxes have been charged to earnings as follows:

| (in thousands of U.S. dollars) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 64,328 | $228,683 | $ 43,839 |
| Foreign | 1,554 | 1,825 | 1,122 |
| State | 10,553 | 35,028 | 10,175 |
| Total current taxes | 76,435 | 265,536 | 55,136 |
| Deferred: | | | |
| Federal | (6,834) | (19,647) | (7,009) |
| Foreign | 223 | 1,743 | 410 |
| State | (3,510) | (382) | (4,362) |
| Total deferred taxes | (10,121) | (18,286) | (10,961) |
| **Income tax expense** | **$ 66,314** | **$247,250** | **$ 44,175** |

Undistributed earnings of foreign subsidiaries that are deemed to be permanently reinvested amounted to $30.5 million and $25.0 million at December 31, 2011 and December, 31 2010, respectively. As such, we have not provided U.S. income taxes on these reinvested earnings.

The actual income tax expense differs from expected amounts computed by applying the U.S. federal income tax rate to earnings before income taxes as follows:

| (in thousands of U.S. dollars) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Expected income tax expense at statutory rate | $62,910 | $221,429 | $38,830 |
| Increase (decrease) in taxes resulting from: | | | |
| Domestic production activities | (2,450) | (2,625) | (1,050) |
| Valuation allowance | — | — | 27 |
| State and local income taxes, net of federal benefit | 4,766 | 22,275 | 3,759 |
| Tax credits | (128) | (140) | (109) |
| Tax exempt interest income | — | (2) | (81) |
| Other items, net | 1,216 | 6,313 | 2,799 |
| **Income tax expense** | **$66,314** | **$247,250** | **$44,175** |

Significant components of our deferred tax assets and liabilities are as follows:

| (in thousands of U.S. dollars) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Long-term deferred income tax assets (liabilities): | | |
| Intangibles | $(80,372) | $(85,538) |
| Depreciation on plant and equipment | (33,037) | (36,826) |
| Deferred compensation | 20,008 | 17,537 |
| Cancellation of indebtedness income | (3,830) | (3,858) |
| Loss and tax credit carryforwards | 7,316 | 5,957 |
| Stock compensation | 4,552 | 3,510 |
| Partnership losses | 2,603 | 2,849 |
| Investment impairments | 5,202 | 5,663 |
| Foreign | 315 | 285 |
| Acquisition costs | 13,634 | 13,778 |
| Interest rate swaps | 2,083 | 1,752 |
| Allowance for uncollectible accounts | 1,288 | 1,397 |
| Other reserves | 8,958 | 10,334 |
| Long-term deferred income tax liabilities | (51,280) | (63,160) |
| Valuation allowance | (16,124) | (15,604) |
| **Net long-term deferred income tax liabilities** | **$(67,404)** | **$(78,764)** |
| Current deferred income tax assets (liabilities): | | |
| Inventory | $ 622 | $ 894 |
| Accrued expense | 5,141 | 5,501 |
| Allowance for uncollectible accounts | 7,972 | 9,306 |
| Other reserves | (203) | (794) |
| Prepaid expense | (3,465) | (4,487) |
| Intangibles | (4,976) | (3,560) |
| Current deferred income tax assets: | 5,091 | 6,860 |
| Valuation allowance | (1,731) | (2,278) |
| **Net current deferred income tax assets** | **$ 3,360** | **$ 4,582** |

Our net current deferred income tax assets of $3.4 million and $4.6 million as of December 31, 2011 and 2010, respectively, are recorded in Prepaid expenses and other in the consolidated balance sheets.

Our net deferred tax assets and liabilities are summarized as follows:

| (in thousands of U.S. dollars) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Total deferred tax assets | $ 76,193 | $ 76,432 |
| Total deferred tax liabilities | (140,237) | (150,614) |
| Net deferred income tax liabilities | $ (64,044) | $ (74,182) |

For financial statement purposes, the tax benefits of net operating/capital loss and tax credit carryforwards are recognized as deferred tax assets and are subject to appropriate valuation allowances when we determine that the likelihood of recovering the deferred tax asset falls below the "more likely than not" threshold. We evaluate our net operating loss and credit carryforwards on an ongoing basis. The following table summarizes the expiration periods and corresponding valuation allowances for the deferred tax assets related to net operating/capital loss and tax credit carryforwards:

| (in millions of U.S. dollars) | 2012 – 2016 | 2017 – 2026 | Indefinite | Total |
|---|---|---|---|---|
| Gross deferred tax asset | $ 0.5 | $ 0.8 | $ 6.0 | $ 7.3 |
| Valuation allowance | (0.5) | — | (4.1) | (4.6) |
| Net deferred tax asset | $— | $ 0.8 | $ 1.9 | $ 2.7 |

An additional valuation allowance of $13.3 million exists for capitalized costs associated with the ADVO acquisition.

We recognize tax benefits only for tax positions that are more-likely-than-not to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefit of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, the company cannot recognize any benefit for the tax position. In addition, the tax position must continue to meet the more-likely-than-not threshold in each reporting period after initial recognition in order to support continued recognition of a benefit.

A reconciliation of the beginning and ending balances for the total amounts of gross unrecognized tax benefits is as follows:

| (in thousands of U.S. dollars) | 2011 | 2010 |
|---|---|---|
| Gross unrecognized tax benefits—January 1, | $12,536 | $11,124 |
| Gross increases in tax positions for prior years | 404 | 3,383 |
| Gross decreases in tax positions for prior years | (1,728) | (189) |
| Gross increases in tax positions for current year | 38 | 367 |
| Gross decreases in tax positions for current year | (15) | — |
| Settlements | (444) | (899) |
| Lapse of statute of limitations | (1,182) | (1,250) |
| Gross unrecognized tax benefits—December 31, | $ 9,609 | $12,536 |

A portion of our unrecognized tax benefits would, if recognized, reduce our effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which only the timing of the benefit is uncertain. As of December 31, 2011 and 2010, the amounts of gross unrecognized tax benefits that would reduce our effective income tax rate were $9.1 million and $11.2 million, respectively.

We file tax returns in various federal, state, and local jurisdictions. In many cases, our liabilities for unrecognized tax benefits relate to tax years that remain open for examination by a jurisdiction's taxing authority. The following table summarizes open tax years by major jurisdiction:

| Jurisdiction | Open Tax Years |
|---|---|
| United States | 9/2005 – 3/2/2007, 2008 – 2011 |
| California | 3/2/2007, 2007 – 2011 |
| Connecticut | 2008 – 2011 |
| Illinois | 2008 – 2011 |
| Kansas | 2008 – 2011 |
| Massachusetts | 2008 – 2011 |
| Michigan | 2008 – 2011 |
| North Carolina | 2008 – 2011 |
| Pennsylvania | 2007 – 2011 |
| Texas | 3/2/2007, 2007 – 2011 |

As of December 31, 2011, we anticipate events may occur over the next twelve months that could have an effect on the liabilities for unrecognized tax benefits. These events could result in a decrease in our liability for unrecognized tax benefits of up to $9.1 million. Other events may occur over the next twelve months that could impact our unrecognized tax benefits; however, it is not possible to reasonably estimate the expected change for these events.

Our policy for recording interest and penalties associated with liabilities for unrecognized tax benefits is to record these items as part of income tax expense, which is consistent with prior periods. We recorded $0.8 million in gross interest for the year ended December 31, 2011. Gross interest of $2.4 million and penalties of $0.1 million were accrued as of December 31, 2011, and gross interest of $2.1 million and penalties of $0.1 million were accrued as of December 31, 2010.

## 6. COMMITMENTS

Total operating lease rentals, for various office space and equipment, charged to expense were $27.4 million, $27.5 million and $28.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. Minimum rental payments required under noncancelable operating leases as of December 31, 2011 are as follows:

| Year Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|
| 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter | Total |
| | | | (in thousands of U.S. dollars) | | | |
| $22,283 | $19,386 | $16,324 | $12,164 | $9,386 | $30,348 | $109,891 |

Future commitments pursuant to senior executive employment agreements, which include non-compete clauses, and excluding any discretionary bonuses, are as follows:

| | Year Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| (in thousands of U.S. dollars) | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter | Total |
| Base Salary | $1,560 | $1,560 | $1,560 | $515 | $515 | $1,030 | $6,740 |
| Maximum Cash Bonus | 530 | — | — | — | — | — | 530 |
| Total | $2,090 | $1,560 | $1,560 | $515 | $515 | $1,030 | $7,270 |

Our obligation to pay the maximum cash bonus is based on Valassis attaining certain earnings and/or sales and cost targets. In addition, we have commitments to certain former and current senior executives under a supplemental executive retirement plan ("SERP"). The present value of expected payments under the SERP was $12.4 million and $10.1 million at December 31, 2011 and 2010, respectively, and benefits are payable over the ten years following the cessation of employment by the executive. In addition, the employment agreement of a former executive provides for supplemental benefits for a period of 10 years similar to those provided under the SERP plan. The present value of expected payments under this employment agreement was $1.4 million and $1.5 million at December 31, 2011 and 2010, respectively.

## 7. CONTINGENCIES

The application and interpretation of applicable state sales tax laws to certain of our products is uncertain. Accordingly, we may be exposed to additional sales tax liability to the extent various state jurisdictions determine that certain of our products are subject to such jurisdictions' sales tax. We have recorded a liability of $10.0 million as of December 31, 2011, reflecting our best estimate of our potential sales tax liability.

In addition to the above matter, we are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on our financial position, results of operations or liquidity.

## 8. GAIN FROM LITIGATION SETTLEMENT

On February 4, 2010, we executed a settlement agreement and release (the "Settlement Agreement") with News America Incorporated, a/k/a News America Marketing Group, News America Marketing, FSI, Inc. a/k/a News America Marketing FSI, LLC and News America Marketing In-Store Services, Inc. a/k/a News America Marketing In-Store Services, LLC (collectively, "News"). The operative complaint alleged violations of the Sherman Act and various state competitive statutes and the commission of torts by News in connection with the marketing and sale of FSI space and in-store promotion and advertising services. Pursuant to the terms of the Settlement Agreement, News paid us $500.0 million and entered into a 10-year shared mail distribution agreement with our subsidiary, Valassis Direct Mail, Inc., which provides for our sale of certain shared mail services to News on specified terms.

In connection with the settlement, the parties worked with the United States District Court for the Eastern District of Michigan (the "Court"), under the Honorable Arthur J. Tarnow, on a set of procedures to handle future disputes among the parties with respect to conduct at issue in the litigation. The Court issued the order on this matter on June 15, 2011.

The settlement resolved all outstanding claims between us and News as of February 4, 2010. As a result, the parties dismissed all outstanding litigation between them and released all existing and potential claims against each other that were or could have been asserted in the litigation as of the date of the Settlement Agreement.

During the year ended December 31, 2010, in connection with the successful settlement of these lawsuits, we made $9.9 million in related payments, including special bonuses to certain of our employees (including our named executive officers in our proxy statement) in an aggregate amount of $8.1 million. These expenses were netted against the $500.0 million of proceeds received, and the net proceeds of $490.1 million were recorded as a separate line item "Gain from litigation settlement, net" in our consolidated statement of income for the year ended December 31, 2010.

## 9. EARNINGS PER SHARE

Earnings per common share data were as follows:

| (in thousands, except per share data) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Net earnings** | **$113,430** | **$385,405** | **$66,768** |
| **Weighted-average common shares outstanding, basic** | **46,684** | **49,140** | **48,129** |
| Shares issued on exercise of dilutive options | 5,537 | 8,178 | 3,490 |
| Shares purchased with assumed proceeds of options and unearned restricted shares | (3,448) | (5,370) | (2,363) |
| Shares contingently issuable | 4 | 9 | 14 |
| **Weighted-average common shares outstanding, diluted** | **48,777** | **51,957** | **49,270** |
| **Net earnings per common share, diluted** | **$ 2.33** | **$ 7.42** | **$ 1.36** |
| Anti-dilutive options excluded from calculation of weighted-average common shares outstanding, diluted | 3,263 | 1,400 | 7,100 |

## 10. STOCK-BASED COMPENSATION PLANS

The 2008 Omnibus Incentive Compensation Plan authorizes 7.3 million shares to be issued by way of stock options, stock appreciation rights, restricted stock, restricted stock units or other equity-based awards. Stock options must be awarded at exercise prices at least equal to the fair market value of the shares on the date of grant and expire not later than 10 years from the date of grant, with vesting terms ranging from six months to five years from the date of grant. The 2008 Omnibus Incentive Compensation Plan was approved by our shareholders on April 24, 2008 as a successor to the:

- 2002 Long-Term Incentive Plan, as amended;
- Broad-based Incentive Plan, as amended;
- 2005 Executive Restricted Stock Plan; and
- 2005 Employee and Director Restricted Stock Award Plan.

Although awards remain outstanding under these predecessor plans, no additional awards may be granted under these plans commencing with the approval of the 2008 Omnibus Incentive Compensation Plan. In addition, substantially all shares available under the ADVO, Inc. 2006 Incentive Compensation Plan, which we assumed as part of the March 2007 acquisition, were transferred to the 2008 Omnibus Incentive Compensation Plan.

At December 31, 2011, there were outstanding stock options held by 1,568 participants for the purchase of 8,131,242 shares of our common stock and there were 1,084,260 shares available for grant under the 2008 Omnibus Incentive Compensation Plan.

A summary of Valassis' stock option activity for the year ended December 31, 2011, is as follows:

| | Shares | Weighted Average per Share Exercise Price | Remaining Contractual Life (in years) | Aggregate Intrinsic Value ($ in millions) |
|---|---|---|---|---|
| Outstanding at beginning of year | 9,157,633 | $19.96 | | |
| Granted | 539,322 | $23.52 | | |
| Exercised | (542,047) | $12.47 | | |
| Forfeited/Expired | (1,023,666) | $29.93 | | |
| Outstanding at end of year | 8,131,242 | $19.45 | 5.23 | $33.8 |
| Options exercisable at year end | 5,134,247 | $20.70 | 3.83 | $17.3 |
| Options expected to vest | 2,748,974 | $17.42 | 7.63 | $15.0 |

The intrinsic value of options exercised (the amount by which the market price of the Company's stock on the date of exercise exceeded the exercise price) was $8.7 million, $47.0 million and $9.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The weighted average fair value per option at date of grant during the years ended December 31, 2011, 2010 and 2009 was $11.50, $11.89 and $0.86, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Expected option life | 4.4 years | 4.9 years | 5.8 years |
| Expected annual voltility | 61% | 61% | 59% |
| Risk-free interest rate | 1.2% | 2.6% | 1.8% |
| Dividend yield | 0% | 0% | 0% |

A summary of restricted stock activity for the year ended December 31, 2011 is as follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested at beginning of year | 333,222 | $27.98 |
| Granted | 313,140 | $24.66 |
| Vested | (95,806) | $17.66 |
| Forfeited | (350) | $29.36 |
| Non-vested at end of year | 550,206 | $27.88 |

Total stock-based compensation expense was $12.9 million, $32.1 million and $7.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in stock-based compensation expense for the year ended December 31, 2010 resulted from the following:

- The appreciation of our stock price, which triggered the accelerated vesting of certain executives' stock options, resulting in the immediate recognition of the related remaining unrecognized stock-based compensation expense;

- Our modification of outstanding stock option and restricted stock awards to employees and directors to provide for the continued vesting and exercisability in accordance with the terms as originally granted of any outstanding stock options or restricted stock awards held by a grantee, if the grantee has satisfied specified service and age requirements at the time the grantee's employment or directorship with the Company terminates. As a result of this modification, we recognized previously unrecognized compensation expense that we would have been required to be expensed in future periods related to grantees that had met or will meet the specified service and age requirements prior to the original vesting date. The fair value of outstanding awards did not change based on the modified terms; and
- In 2009 and 2010, annual stock awards were granted to executives on January 1st. However, the 2011 stock awards were granted as of the close of the trading day on December 14, 2010, the date of approval of the awards by the Compensation/Stock Option Committee of our Board of Directors.

As of December 31, 2011, there was a total of $18.0 million of unrecognized stock-based compensation expense related to unvested stock options and restricted stock awards, which is expected to be recognized over a weighted average period of approximately two years.

## 11. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates our exposure to these risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes.

We formally document our hedge relationships, including the identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. We also formally assess, both at inception and at least quarterly thereafter, whether a derivative used in a hedging transaction is highly effective in offsetting changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, we discontinue hedge accounting. Hedge ineffectiveness did not have a material impact on operations for the years ended December 31, 2011, 2010 or 2009.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, we use valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, we may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a fair value hierarchy that distinguishes between assumptions based on market data, referred to as observable inputs, and our assumptions, referred to as unobservable inputs. Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

- Level 1: Quoted market prices in active markets for identical assets and liabilities;
- Level 2: Inputs other than level 1 inputs that are either directly or indirectly observable; and
- Level 3: Unobservable inputs developed using internal estimates and assumptions, which reflect those that market participants would use.

Derivatives financial instruments are recorded at fair value in the consolidated balance sheets. The fair values of our interest rate swap contracts and foreign exchange contracts are determined based on third-party valuation models and observable foreign exchange forward contract rates, respectively, both of which represent Level 2 fair value inputs. The notional amounts and fair values of the derivative instruments measured on a recurring basis in the consolidated balance sheets were as follows:

| (in millions of U.S. Dollars) | Notional Amounts December 31, 2011 | Notional Amounts December 31, 2010 | Fair Values December 31, 2011 | Fair Values December 31, 2010 | Balance Sheet Location |
|---|---|---|---|---|---|
| *Derivatives designated as cash flow hedging instruments:* | | | | | |
| Interest rate swap contract | $186.3 | $300.0 | $(4.6) | $(4.6) | Other non-current liabilities |
| *Derivatives not receiving hedge accounting treatment:* | | | | | |
| Interest rate swap contract | 140.0 | — | (0.8) | — | Accrued expenses |
| Foreign exchange contracts | 11.7 | 11.4 | (1.0) | 0.7 | Accrued expenses/ Prepaid expenses and other |
| Total derivative financial instruments | $338.0 | $311.4 | $(6.4) | $(3.9) | |

The following table summarizes the impact of derivative instruments on the consolidated financial statements:

| (in millions of U.S. Dollars) | Amount of Pre-Tax Gain (Loss) Recognized in Earnings on Derivatives* 2011 | 2010 | 2009 | Amount of Pre-Tax Gain (Loss) Recognized in OCI on Derivatives 2011 | 2010 | 2009 | Amount of Pre-Tax Loss Reclassified from AOCI into Earnings* 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|
| *Derivatives designated as cash flow hedging instruments:* | | | | | | | | | |
| Interest Rate Swap Contracts | $— | $— | $— | $(5.0) | $(5.4) | $ 0.8 | $(5.0) | $ — | $ — |
| Foreign Exchange Contracts | — | — | — | — | — | — | — | — | (1.6) |
| Total | $— | $— | $— | $(5.0) | $(5.4) | $ 0.8 | $(5.0) | $ — | $ (1.6) |
| *Derivatives not receiving hedge accounting treatment:* | | | | | | | | | |
| Interest Rate Swap Contracts | $— | $(1.4) | $ 9.5 | $— | $— | $ 2.6** | $— | $(17.3) | $(14.6) |
| Foreign Exchange Contracts | (1.7) | 0.3 | 0.4 | — | — | — | — | — | — |
| Total | $(1.7) | $(1.1) | $ 9.9 | $— | $— | $ 2.6 | $— | $(17.3) | $(14.6) |

* Amount recognized in earnings related to interest rate swap contracts is included in Interest expense and amounts recognized in earnings related to foreign exchange contracts is included in Cost of sales.

** Represents amount recognized in OCI during the first quarter of 2009 related to interest rate swaps for which hedge accounting was discontinued on April 1, 2009; however, these derivative financial instruments were effective as cash flow hedges until that date.

### Interest Rates Swaps

During the second quarter of 2007, we entered into interest rate swap agreements with an aggregate notional principal amount of $480.0 million. These interest rate swaps effectively fixed three-month LIBOR at 5.045%, for a then-effective interest rate of 6.795%, including the applicable margin, for $480.0 million of our variable rate debt under our Prior Senior Secured Credit Facility. In February 2009, we reduced the notional principal amount of the interest rate swaps by $32.8 million and paid termination fees of approximately $2.6 million. The termination fees, or deferred losses, related to the terminated portion of the swaps were amortized to interest expense over the original life of the interest rate swaps, through December 31, 2010. As a result of the reduced notional amount of the swaps, three-month LIBOR was effectively fixed at 5.026%, for a then-effective interest rate of 6.776%, including the applicable margin. We initially designated the swaps as hedging instruments and recorded changes in the fair value of these interest rate swaps as a component of accumulated other comprehensive income. We discontinued cash flow hedge accounting treatment for the interest rate swap agreements effective April 1, 2009. The deferred losses on the interest rate swaps previously charged to accumulated other comprehensive income were amortized to interest expense and subsequent changes in the fair value of the swaps were recognized in earnings as a component of interest expense until the swaps expired on December 31, 2010.

On December 17, 2009, we entered into an interest rate swap agreement with an initial notional amount of $300.0 million to fix three-month LIBOR at 2.005%, for an effective rate of 4.255%, including the applicable margin, for $300.0 million of our variable rate debt under our Prior Senior Secured Credit Facility. The effective date of this agreement was December 31, 2010. The notional amount of $300.0 million amortizes by $40.0 million at the end of every quarter until it reaches $100.0 million for the quarter ended June 30, 2012, the expiration date. The swap was designated as, and qualified as, a cash flow hedge through the termination of the Prior Senior Secured Credit Facility on June 27, 2011. During the year ended December 31, 2011, as a result of the termination of the Prior Senior Secured Credit Facility, pre-tax losses of $2.6 million were reclassified from accumulated other comprehensive income to earnings as a component of interest expense. This interest rate swap remains in effect and subsequent changes in the fair value of this swap will be recognized in earnings as a component of interest expense until the swap expires.

On July 6, 2011, we entered into an interest rate swap agreement with an initial notional amount of $186.3 million. The effective date of this agreement is June 30, 2012, the expiration date of our existing interest rate swap. Under the swap agreement, we are required to make quarterly payments at a fixed interest rate of 1.8695% per annum to the counterparty on an amortizing notional amount in exchange for receiving variable payments based on the three-month LIBOR interest rate for the same notional amount. After giving effect to the swap agreement, our effective interest rate for the notional amount, based on the current applicable margin under the Senior Secured Credit Facility of 1.75% per annum, will be 3.6195% per annum. The initial notional amount of $186.3 million amortizes quarterly by (i) $2,812,500 from the effective date through the quarter ended September 30, 2013, (ii) $5,625,000 from September 30, 2013 through the quarter ended September 30, 2014, and (iii) $8,437,500 from September 30, 2014 until June 30, 2015, the expiration date of the agreement. The swap is designated as and qualifies as a cash flow hedge.

### Foreign Currency

Currencies to which we have exposure are the Mexican peso, Canadian dollar, British pound, Polish zloty and Euro. Currency restrictions are not expected to have a significant effect on our cash flows, liquidity, or capital resources. We purchase the Mexican peso and Polish zloty under two to twelve-month forward foreign exchange contracts to stabilize the cost of production. As of December 31, 2011, we had commitments to purchase $10.8 million in Mexican pesos and $0.9 million in Polish zlotys over the next year.

### Long-Term Debt

The estimated fair market value of our long-term debt was $25.0 million below carrying value and $10.6 million above carrying value as of December 31, 2011 and 2010, respectively. Our 2021 Notes are traded in an active market with the fair value determined based on quoted active market prices. Borrowings under our Senior Secured Credit Facility are not traded in an active market and are valued based on an implied price derived from industry averages and relative loan performance. Our 2015 Notes were traded in an active market with the fair value determined based on quoted active market prices. Borrowings under our Senior Secured Term Loan B and Senior Secured Delayed Draw Term Loan were not traded in an active market and were valued based on an implied price derived from industry averages and relative loan performance.

### Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate fair value due to the near-term maturity of these instruments.

## 12. REPURCHASES OF COMMON STOCK

The following table summarizes our repurchases of common stock during the years ended December 31, 2011 and 2010 (we did not repurchase any shares during the year ended December 31, 2009):

| (in thousands, except per share data) | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|
| Shares repurchased | 8,869 | 1,734 |
| Aggregate repurchase price | $215,071 | $58,225 |
| Average price paid per share | $ 24.25 | $ 33.58 |

As of December 31, 2011, we had authorization to repurchase an additional 1.5 million shares of our common stock under the share repurchase program approved by our Board of Directors.

## 13. SEGMENT REPORTING

Our segments meeting the quantitative thresholds to be considered reportable are Shared Mail, Neighborhood Targeted and Free-standing Inserts ("FSI"). All other lines of business fall below a materiality threshold and are, therefore, combined together in an "other" segment named International, Digital Media & Services. These business lines include NCH Marketing Services, Inc., Valassis Canada, Inc., Promotion Watch, direct mail, analytics, digital and in-store. Our reportable segments are strategic business units that offer different products and services and are subject to regular review by our chief operating decision-maker. They are managed separately because each business requires different executional strategies and caters to different client marketing needs.

The accounting policies of the segments are the same as those described in Note 1, *Basis of Presentation and Significant Accounting Policies*. We evaluate reportable segment performance based on segment profit, which we define as earnings from operations excluding unusual or infrequently occurring items. Assets are not allocated in all cases to reportable segments and are not used to assess the performance of a segment.

The following table sets forth, by segment, revenues, depreciation/amortization and segment profit for the indicated periods:

| (in millions of U.S. dollars) | Years Ended December 31, Shared Mail | Neighborhood Targeted | FSI | International, Digital Media & Services | Total |
|---|---|---|---|---|---|
| **2011** | | | | | |
| Revenues from external customers | $1,350.8 | $374.7 | $316.0 | $194.5 | $2,236.0 |
| Intersegment revenues | 16.8 | 50.4 | 39.2 | 0.4 | 106.8 |
| Depreciation/amortization | 36.8 | 4.2 | 12.7 | 7.0 | 60.7 |
| Segment profit | $ 191.9 | $ 7.7 | $ 14.1 | $ 24.3 | $ 238.0 |
| **2010** | | | | | |
| Revenues from external customers | $1,307.2 | $479.9 | $367.6 | $178.8 | $2,333.5 |
| Intersegment revenues | 16.8 | 27.6 | 39.7 | 0.4 | 84.5 |
| Depreciation/amortization | 41.0 | 4.3 | 12.8 | 3.3 | 61.4 |
| Segment profit | $ 156.8 | $ 20.6 | $ 24.9 | $ 22.7 | $ 225.0 |
| **2009** | | | | | |
| Revenues from external customers | $1,279.1 | $444.7 | $361.4 | $159.0 | $2,244.2 |
| Intersegment revenues | 18.6 | 26.1 | 37.0 | 1.6 | 83.3 |
| Depreciation/amortization | 49.2 | 4.1 | 12.0 | 2.5 | 67.8 |
| Segment profit | $ 110.2 | $ 36.3 | $ 11.5 | $ 25.0 | $ 183.0 |

The following table provides a reconciliation of total segment profit to earnings from operations:

| (in millions of U.S. dollars) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Total segment profit | $238.0 | $225.0 | $183.0 |
| Unallocated amounts: | | | |
| Intangible asset impairment | (7.1) | — | — |
| Postemployment and other reorganization costs | (6.9) | — | — |
| Gain from litigation settlement | — | 490.1 | — |
| **Earnings from operations** | **$224.0** | **$715.1** | **$183.0** |

Domestic and foreign revenues were as follows:

| (in millions of U.S. dollars) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| United States | $2,182.6 | $2,282.0 | $2,193.0 |
| Foreign | 53.4 | 51.5 | 51.2 |
| **Revenues** | **$2,236.0** | **$2,333.5** | **$2,244.2** |

Domestic and foreign long-lived assets (property, plant and equipment, net) were as follows:

| (in millions of U.S. dollars) | December 31, 2011 | 2010 |
|---|---|---|
| United States | $140.7 | $166.8 |
| Foreign | 8.2 | 8.8 |
| **Plant, property and equipment, net** | **$148.9** | **$175.6** |

## 14. GUARANTOR AND NON-GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following information is presented in accordance with Rule 3-10 of Regulation S-X. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services. The 2021 Notes issued by Valassis (referred to for purposes of this note only as the "Parent Company") are guaranteed by substantially all of the Parent Company's domestic wholly-owned subsidiaries (collectively, the "Guarantor Subsidiaries") on a senior unsecured basis. Each of the Guarantor Subsidiaries is 100% owned, directly or indirectly, by the Parent Company and has guaranteed the 2021 Notes on a joint and several, full and unconditional basis. Pursuant to the terms of the 2021 Indenture, the Guarantor Subsidiaries are subject to release under certain customary conditions as described below. Non-wholly-owned subsidiaries, joint ventures, partnerships and foreign subsidiaries (collectively, the "Non-Guarantor Subsidiaries") are not guarantors of these obligations. Substantially all of the Guarantor Subsidiaries also guarantee the Parent Company's Senior Secured Credit Facility.

The 2021 Indenture evidencing the guarantee provides for a Guarantor Subsidiary to be automatically and unconditionally released and discharged from its guarantee obligations in certain circumstances, including:

- The sale or other transfer or disposition of all of the Guarantor Subsidiary's capital stock to any person that is not an affiliate of the Parent Company;
- The sale or other transfer of all or substantially all the assets or capital stock of a Guarantor Subsidiary, by way of merger, consolidation or otherwise, to any person that is not an affiliate of the Parent Company;
- If a Guarantor Subsidiary ceases to be a "Domestic Restricted Subsidiary" for purposes of the indenture covenants; and
- Legal defeasance or covenant defeasance of the indenture obligations when provision has been made for them to be fully satisfied.

The following tables present the condensed consolidating balance sheets as of December 31, 2011 and 2010 and the condensed consolidating statements of income and condensed consolidating statements of cash flows for the years ended December 31, 2011, 2010 and 2009. As a result of combining our general ledgers of record into an existing, single general ledger module within our enterprise resource planning system during the year ended December 31, 2010, the condensed consolidating financial statements as of and for the years ended December 31, 2011 and 2010 below reflect certain intercompany receivables, payables, revenues, and costs and expenses between the Parent Company and the Guarantor Subsidiaries differently than the condensed consolidating financial statements as of and for the year ended December 31, 2009. Although it is not practicable to reclassify the amounts presented as of and for the year ended December 31, 2009 to reflect these changes in presentation, if such reclassifications could be made they would have no effect on any of the "Consolidated Total" amounts included below and would have no effect on the net assets or net income of the Parent Company or the Non-Guarantor Subsidiaries.

# VALASSIS COMMUNICATIONS, INC.
## Notes to Consolidated Financial Statements

### Condensed Consolidating Balance Sheet
### December 31, 2011
### (in thousands of U.S. dollars)

| Assets | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Current assets: | | | | | |
| Cash and cash equivalents | $ 68,887 | $ 7,543 | $ 25,541 | $ — | $ 101,971 |
| Accounts receivable, net | 123,558 | 302,096 | 22,666 | — | 448,320 |
| Inventories | 32,159 | 8,958 | 3 | — | 41,120 |
| Prepaid expenses and other (including intercompany) | 1,157,263 | 1,993,450 | 23,217 | (3,136,275) | 37,655 |
| **Total current assets** | **1,381,867** | **2,312,047** | **71,427** | **(3,136,275)** | **629,066** |
| Property, plant and equipment, net | 24,790 | 122,565 | 1,550 | — | 148,905 |
| Goodwill | 23,584 | 605,898 | 6,989 | — | 636,471 |
| Other intangible assets, net | 11,558 | 202,055 | — | — | 213,613 |
| Investments | 547,366 | 21,385 | — | (565,261) | 3,490 |
| Intercompany note receivable (payable) | 359,649 | (333,683) | (25,966) | — | — |
| Other assets | 9,710 | 5,271 | (2,079) | — | 12,902 |
| **Total assets** | **$2,358,524** | **$2,935,538** | **$ 51,921** | **$(3,701,536)** | **$1,644,447** |
| **Liabilities and Stockholders' Equity** | | | | | |
| Current liabilities: | | | | | |
| Current portion, long-term debt | $ 15,000 | $ — | $ — | $ — | $ 15,000 |
| Accounts payable and intercompany payable | 1,210,296 | 2,246,381 | 13,976 | (3,136,275) | 334,378 |
| Progress billings | 15,952 | 10,358 | 13,665 | — | 39,975 |
| Accrued expenses | 52,675 | 38,543 | 7,191 | — | 98,409 |
| **Total current liabilities** | **1,293,923** | **2,295,282** | **34,832** | **(3,136,275)** | **487,762** |
| Long-term debt | 587,560 | — | — | — | 587,560 |
| Deferred income taxes | (2,840) | 74,241 | (3,997) | — | 67,404 |
| Other non-current liabilities | 30,347 | 20,887 | 953 | — | 52,187 |
| **Total liabilities** | **1,908,990** | **2,390,410** | **31,788** | **(3,136,275)** | **1,194,913** |
| **Stockholders' equity** | **449,534** | **545,128** | **20,133** | **(565,261)** | **449,534** |
| **Total liabilities and stockholders' equity** | **$2,358,524** | **$2,935,538** | **$ 51,921** | **$(3,701,536)** | **$1,644,447** |

**Condensed Consolidating Balance Sheet**
**December 31, 2010**
**(in thousands of U.S. dollars)**

| Assets | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Current assets: | | | | | |
| Cash and cash equivalents | $ 211,933 | $ 8,026 | $ 25,976 | $ — | $ 245,935 |
| Accounts receivable, net | 175,115 | 259,001 | 25,836 | — | 459,952 |
| Inventories | 33,305 | 8,679 | 3 | — | 41,987 |
| Prepaid expenses and other (including intercompany) | 278,489 | 630,972 | 2,083 | (872,887) | 38,657 |
| **Total current assets** | **698,842** | **906,678** | **53,898** | **(872,887)** | **786,531** |
| Property, plant and equipment, net | 31,475 | 142,006 | 2,086 | — | 175,567 |
| Goodwill | 23,584 | 605,898 | 6,989 | — | 636,471 |
| Other intangible assets, net | 19,161 | 214,656 | — | — | 233,817 |
| Investments | 400,404 | 12,486 | — | (409,744) | 3,146 |
| Intercompany note receivable (payable) | 479,365 | (460,369) | (18,996) | — | — |
| Other assets | 6,982 | 3,130 | 14 | — | 10,126 |
| **Total assets** | **$1,659,813** | **$1,424,485** | **$ 43,991** | **$(1,282,631)** | **$1,845,658** |
| **Liabilities and Stockholders' Equity** | | | | | |
| Current liabilities: | | | | | |
| Current portion, long-term debt | $ 7,058 | $ — | $ — | $ — | $ 7,058 |
| Accounts payable and intercompany payable | 323,277 | 866,614 | 12,598 | (872,887) | 329,602 |
| Progress billings | 26,353 | 11,751 | 14,897 | — | 53,001 |
| Accrued expenses | 51,035 | 41,300 | 7,277 | — | 99,612 |
| **Total current liabilities** | **407,723** | **919,665** | **34,772** | **(872,887)** | **489,273** |
| Long-term debt | 699,169 | — | — | — | 699,169 |
| Deferred income taxes | (4,044) | 86,804 | (3,996) | — | 78,764 |
| Other non-current liabilities | 28,081 | 19,575 | 1,912 | — | 49,568 |
| **Total liabilities** | **1,130,929** | **1,026,044** | **32,688** | **(872,887)** | **1,316,774** |
| **Stockholders' equity** | **528,884** | **398,441** | **11,303** | **(409,744)** | **528,884** |
| **Total liabilities and stockholders' equity** | **$1,659,813** | **$1,424,485** | **$ 43,991** | **$(1,282,631)** | **$1,845,658** |

## Condensed Consolidating Statement of Income
## Year Ended December 31, 2011
## (in thousands of U.S. dollars)

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| **Revenues** | **$779,494** | **$1,787,530** | **$73,202** | **$(404,267)** | **$2,235,959** |
| Cost and expenses: | | | | | |
| Cost of sales | 667,389 | 1,153,832 | 52,458 | (203,408) | 1,670,271 |
| Selling, general and administrative | 107,112 | 408,853 | 13,954 | (200,859) | 329,060 |
| Amortization expense | 23 | 12,601 | — | — | 12,624 |
| Total costs and expenses | 774,524 | 1,575,286 | 66,412 | (404,267) | 2,011,955 |
| **Earnings from operations** | **4,970** | **212,244** | **6,790** | **—** | **224,004** |
| Other expenses and income: | | | | | |
| Interest expense, net | 35,432 | — | (108) | — | 35,324 |
| Intercompany interest | (26,331) | 26,012 | 319 | — | — |
| Loss on extinguishment of debt | 16,318 | — | — | — | 16,318 |
| Other (income) expense, net | (2,919) | (4,657) | 194 | — | (7,382) |
| Total other expenses, net | 22,500 | 21,355 | 405 | — | 44,260 |
| **Earnings before income taxes** | **(17,530)** | **190,889** | **6,385** | **—** | **179,744** |
| Income tax expense | 398 | 63,798 | 2,118 | — | 66,314 |
| Equity in net earnings of subsidiaries | 131,358 | 4,267 | — | (135,625) | — |
| **Net earnings** | **$113,430** | **$ 131,358** | **$ 4,267** | **$(135,625)** | **$ 113,430** |

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

## Condensed Consolidating Statement of Income
### Year Ended December 31, 2010
### (in thousands of U.S. dollars)

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| **Revenues** | **$946,595** | **$1,596,392** | **$70,498** | **$(279,973)** | **$2,333,512** |
| Cost and expenses: | | | | | |
| Cost of sales | 765,807 | 1,097,018 | 49,343 | (187,562) | 1,724,606 |
| Selling, general and administrative | 153,294 | 295,677 | 14,704 | (92,411) | 371,264 |
| Amortization expense | 23 | 12,601 | — | — | 12,624 |
| Total costs and expenses | 919,124 | 1,405,296 | 64,047 | (279,973) | 2,108,494 |
| Gain from litigation settlement, net | 490,085 | — | — | — | 490,085 |
| **Earnings from operations** | **517,556** | **191,096** | **6,451** | **—** | **715,103** |
| Other expenses and income: | | | | | |
| Interest expense, net | 64,315 | 3 | (67) | — | 64,251 |
| Intercompany interest | (56,786) | 56,553 | 233 | — | — |
| Loss on extinguishment of debt | 23,873 | — | — | — | 23,873 |
| Other income, net | (2,217) | (3,244) | (215) | — | (5,676) |
| Total other expenses, net | 29,185 | 53,312 | (49) | — | 82,448 |
| **Earnings before income taxes** | **488,371** | **137,784** | **6,500** | **—** | **632,655** |
| Income tax expense | 196,948 | 48,208 | 2,094 | — | 247,250 |
| Equity in net earnings of subsidiaries | 93,982 | 4,406 | — | (98,388) | — |
| **Net earnings** | **$385,405** | **$ 93,982** | **$ 4,406** | **$ (98,388)** | **$ 385,405** |

## Condensed Consolidating Statement of Income
### Year Ended December 31, 2009
### (in thousands of U.S. dollars)

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| **Revenues** | **$801,219** | **$1,473,551** | **$69,595** | **$(100,117)** | **$2,244,248** |
| Cost and expenses: | | | | | |
| Cost of sales | 632,619 | 1,111,526 | 49,624 | (100,117) | 1,693,652 |
| Selling, general and administrative | 126,695 | 214,364 | 13,874 | — | 354,933 |
| Amortization expense | 23 | 12,601 | — | — | 12,624 |
| Total costs and expenses | 759,337 | 1,338,491 | 63,498 | (100,117) | 2,061,209 |
| **Earnings from operations** | **41,882** | **135,060** | **6,097** | **—** | **183,039** |
| Other expenses and income: | | | | | |
| Interest expense, net | 86,574 | (12) | (67) | — | 86,495 |
| Intercompany interest | (69,556) | 69,241 | 315 | — | — |
| Gain on extinguishment of debt | (10,028) | — | — | — | (10,028) |
| Other (income) expense, net | (1,931) | (3,337) | 897 | — | (4,371) |
| Total other expenses, net | 5,059 | 65,892 | 1,145 | — | 72,096 |
| **Earnings before income taxes** | **36,823** | **69,168** | **4,952** | **—** | **110,943** |
| Income tax expense | 18,430 | 24,506 | 1,239 | — | 44,175 |
| Equity in net earnings of subsidiaries | 48,375 | 3,713 | — | (52,088) | — |
| **Net earnings** | **$ 66,768** | **$ 48,375** | **$ 3,713** | **$ (52,088)** | **$ 66,768** |

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

**Condensed Consolidating Statement of Cash Flows**
**Year Ended December 31, 2011**
**(in thousands of U.S. dollars)**

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| **Net cash provided by operating activities** | **$ 65,619** | **$ 134,266** | **$ 356** | **$—** | **$ 200,241** |
| **Cash flows from investing activities:** | | | | | |
| Additions to property, plant and equipment | (12,696) | (8,793) | (231) | — | (21,720) |
| Proceeds from sale of property, plant and equipment | 66 | 134 | — | — | 200 |
| Proceeds from sale of available-for-sale securities | 1,494 | — | — | — | 1,494 |
| **Net cash used in investing activities** | **(11,136)** | **(8,659)** | **(231)** | **—** | **(20,026)** |
| **Cash flows from financing activities:** | | | | | |
| Cash provided by (used in) intercompany activity | 126,090 | (126,090) | — | — | — |
| Borrowings of long-term debt | 610,000 | — | — | — | 610,000 |
| Repayments of long-term debt | (713,667) | — | — | — | (713,667) |
| Debt issuance costs | (11,695) | — | — | — | (11,695) |
| Repurchases of common stock | (215,071) | — | — | — | (215,071) |
| Proceeds from issuance of common stock | 6,814 | — | — | — | 6,814 |
| **Net cash used in financing activities** | **(197,529)** | **(126,090)** | **—** | **—** | **(323,619)** |
| Effect of exchange rate changes on cash and cash equivalents | — | — | (560) | — | (560) |
| Net decrease in cash and cash equivalents | (143,046) | (483) | (435) | — | (143,964) |
| Cash and cash equivalents at beginning of period | 211,933 | 8,026 | 25,976 | — | 245,935 |
| **Cash and cash equivalents at end of period** | **$ 68,887** | **$ 7,543** | **$25,541** | **$—** | **$ 101,971** |

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

## Condensed Consolidating Statement of Cash Flows
## Year Ended December 31, 2010
## (in thousands of U.S. dollars)

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| **Net cash provided by operating activities** | **$ 315,019** | **$ 139,822** | **$ 8,485** | **$—** | **$ 463,326** |
| **Cash flows from investing activities:** | | | | | |
| Additions to property, plant and equipment | (12,282) | (14,064) | (332) | — | (26,678) |
| Additions to intangible assets | (7,582) | — | — | — | (7,582) |
| Proceeds from sale of property, plant and equipment | 99 | — | — | — | 99 |
| Proceeds from sale of available-for-sale securities | 465 | — | — | — | 465 |
| **Net cash used in investing activities** | **(19,300)** | **(14,064)** | **(332)** | **—** | **(33,696)** |
| **Cash flows from financing activities:** | | | | | |
| Cash provided by (used in) intercompany activity | 125,346 | (125,346) | — | — | — |
| Repayments of long-term debt | (304,845) | — | — | — | (304,845) |
| Repurchases of common stock | (58,225) | — | — | — | (58,225) |
| Proceeds from issuance of common stock | 49,461 | — | — | — | 49,461 |
| **Net cash used in financing activities** | **(188,263)** | **(125,346)** | **—** | **—** | **(313,609)** |
| Effect of exchange rate changes on cash and cash equivalents | — | — | 68 | — | 68 |
| Net increase in cash and cash equivalents | 107,456 | 412 | 8,221 | — | 116,089 |
| Cash and cash equivalents at beginning of year | 104,477 | 7,614 | 17,755 | — | 129,846 |
| **Cash and cash equivalents at end of year** | **$ 211,933** | **$ 8,026** | **$25,976** | **$—** | **$ 245,935** |

**VALASSIS COMMUNICATIONS, INC.**
**Notes to Consolidated Financial Statements**

**Condensed Consolidating Statement of Cash Flows**
**Year Ended December 31, 2009**
**(in thousands of U.S. dollars)**

| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| **Net cash provided (used in) by operating activities** | **$ 60,031** | **$ 138,884** | **$ (1,502)** | **$—** | **$ 197,413** |
| **Cash flows from investing activities:** | | | | | |
| Additions to property, plant and equipment | (7,321) | (11,028) | (755) | — | (19,104) |
| Proceeds from sales of property, plant and equipment | — | 96 | — | — | 96 |
| **Net cash used in investing activities** | **(7,321)** | **(10,932)** | **(755)** | **—** | **(19,008)** |
| **Cash flows from financing activities:** | | | | | |
| Cash provided by (used in) intercompany activity | 126,275 | (126,275) | — | — | — |
| Borrowings of long-term debt | 20,000 | — | — | — | 20,000 |
| Repayments of long-term debt | (200,134) | — | — | — | (200,134) |
| Debt issuance costs | (1,335) | — | — | — | (1,335) |
| Proceeds from issuance of common stock | 4,520 | — | — | — | 4,520 |
| **Net cash used in financing activities** | **(50,674)** | **(126,275)** | **—** | **—** | **(176,949)** |
| Effect of exchange rate changes on cash and cash equivalents | — | — | 1,834 | — | 1,834 |
| Net increase (decrease) in cash and cash equivalents | 2,036 | 1,677 | (423) | — | 3,290 |
| Cash and cash equivalents at beginning of the year | 102,441 | 5,937 | 18,178 | — | 126,556 |
| **Cash and cash equivalents at end of the year** | **$ 104,477** | **$ 7,614** | **$17,755** | **$—** | **$ 129,846** |

## 15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2011, 2010 and 2009.

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2011 | June 30, 2011 | September 30, 2011 | December 31, 2011 |
| | (in millions of U.S. dollars, except per share data) | | | |
| Revenues | $547.0 | $565.3 | $528.4 | $595.3 |
| Cost of sales | $408.6 | $418.0 | $395.7 | $448.0 |
| Gross profit | $138.4 | $147.3 | $132.7 | $147.3 |
| Net earnings | $ 21.4(a) | $ 30.3(b) | $ 27.5 | $ 34.2(c) |
| Net earnings per common share, diluted | $ 0.41(a) | $ 0.60(b) | $ 0.58 | $ 0.76(c) |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2010 | June 30, 2010 | September 30, 2010 | December 31, 2010 |
| | (in millions of U.S. dollars, except per share data) | | | |
| Revenues | $550.0 | $580.0 | $572.4 | $631.1 |
| Cost of sales | $403.4 | $423.8 | $421.5 | $475.9 |
| Gross profit | $146.6 | $156.2 | $150.9 | $155.2 |
| Net earnings | $322.5(d) | $ 11.1(e) | $ 27.0 | $ 24.8 |
| Net earnings per common share, diluted | $ 6.26(d) | $ 0.21(e) | $ 0.52 | $ 0.47 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2009 | June 30, 2009 | September 30, 2009 | December 31, 2009 |
| | (in millions of U.S. dollars, except per share data) | | | |
| Revenues | $551.2 | $544.0 | $544.1 | $605.0 |
| Cost of sales | $427.5 | $410.0 | $407.6 | $448.5 |
| Gross profit | $123.7 | $134.0 | $136.5 | $156.5 |
| Net earnings (f) | $ 13.0 | $ 15.9 | $ 13.8 | $ 24.0 |
| Net earnings per common share, diluted (f) | $ 0.27 | $ 0.33 | $ 0.28 | $ 0.48 |

(a) Includes a $8.2 million loss on extinguishment of debt, net of tax, or $0.16 per common share, diluted, related to our cash tender offer, consent solicitation and redemption of our outstanding 2015 Notes. For further information, see Note 3, *Long-Term Debt.*

(b) Includes a $3.4 million loss on extinguishment of debt, net of tax, or $0.07 per common share, diluted, related to the replacement and termination of our Prior Senior Secured Credit Facility. For further information, see Note 3, *Long-Term Debt.*

(c) Includes $4.3 million, net of tax, or $0.09 per common share, diluted, in intangible asset write-offs (see Note 2, *Goodwill and Other Intangible Assets*, for further information) and $4.2 million, net of tax, or $0.08 per common share, diluted, in postemployment and other reorganization costs.

(d) Includes a $301.4 million gain on litigation settlement, net of tax and related payments, or $5.85 per common share, diluted, associated with the News America litigation settlement proceeds. For further information, see Note 8, *Gain from Litigation Settlement.*

(e) Includes a $14.7 million loss on extinguishment of debt, net of tax, or $0.28 per common share, diluted, related to our tender offer and open market repurchases of $297.8 million aggregate principal amount of our 8 1/4% Senior Notes due 2015. For further information, see Note 3, *Long-Term Debt.*

(f) Includes a $6.2 million gain on extinguishment of debt, net of tax, or $0.13 per common share, diluted, related to our repurchases of an aggregate principal amount of $133.5 million of outstanding term loans under our senior secured credit facility. For further information, see Note 3, *Long-Term Debt.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Valassis Communications, Inc.
Livonia, Michigan

We have audited the accompanying consolidated balance sheets of Valassis Communications, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule in Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valassis Communications, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the financial statements, the Company has changed its method of presenting comprehensive income in 2011 due to the adoption of FASB Accounting Standards Update No. 2011-05, *Presentation of Comprehensive Income*. The change in presentation has been applied retrospectively to all periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 27, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Valassis Communications, Inc.
Livonia, Michigan

We have audited the internal control over financial reporting of Valassis Communications, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company, and our report dated February 27, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 27, 2012

## ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our Disclosure Committee, including our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures pursuant to Rules 13a-15 of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the disclosure controls and procedures are effective in ensuring that the information required to be disclosed in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management conducted an evaluation, under the supervision and with the participation of our Disclosure Committee, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective at the reasonable assurance level described above as of December 31, 2011. Our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

Certain information required by Part III is omitted from this report as we will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth in our Proxy Statement for the 2012 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference. On March 9, 2004, the Corporate Governance/Nominating Committee adopted as its policy that we will consider recommendations from shareholders of candidates for election as a member of our board of directors and that the process for evaluating potential candidates recommended by shareholders and derived from other sources shall be substantially the same. Prior to this action the policy of the Committee had been not to consider candidates recommended by our shareholders.

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our Chief Executive Officer, our Chief Financial Officer and our Corporate Controller. The text of this Code is available on the Internet in the "Investors/Corporate Governance" section of our Web site at www.valassis.com. We will disclose any future amendments to, or waivers from, certain provisions of this code on our Website following such amendment or waiver.

### ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth in our Proxy Statement for the 2012 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference, excluding the Compensation/Stock Option Committee Report on Executive Compensation.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth in our Proxy Statement for the 2012 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth in our Proxy Statement for the 2012 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth in our Proxy Statement for the 2012 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this Annual Report on Form 10-K:

1. Financial Statements. The following consolidated financial statements of Valassis Communications, Inc. and subsidiaries are included in Item 8:
   - Consolidated Balance Sheets as of December 31, 2011 and 2010;
   - Consolidated Statements of Income for the Years Ended December 31, 2011, 2010 and 2009;
   - Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2010 and 2009;
   - Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2011, 2010 and 2009;
   - Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009;
   - Notes to Consolidated Financial Statements; and
   - Reports of Independent Registered Public Accounting Firm.
2. Financial Statement Schedules. The following consolidated financial statement schedule of Valassis Communications, Inc. for the years ended December 31, 2011, 2010 and 2009:

Schedule II: Valuation and Qualifying Accounts
Allowance for Doubtful Accounts (Deducted from Accounts Receivable)

| (in thousands of U.S. dollars) | Balance at Beginning of Period | Charged to Costs and Expenses | Deductions (1) | Balance at End of Period |
|---|---|---|---|---|
| Year ended December 31, 2011 | $12,113 | $ 4,024 | $9,210 | $ 6,927 |
| Year ended December 31, 2010 | $ 7,593 | $10,138 | $5,618 | $12,113 |
| Year ended December 31, 2009 | $ 9,887 | $ 5,732 | $8,026 | $ 7,593 |

(1) Accounts deemed to be uncollectible.

Schedules not included above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits. The Exhibits on the accompanying Index to Exhibits immediately following the Signatures are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALASSIS COMMUNICATIONS, INC.

| | |
|---|---|
| By: /s/ ROBERT A. MASON | February 27, 2012 |
| **Robert A. Mason, President and Chief Executive Officer** | Date |

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ ROBERT A. MASON<br>**Robert A. Mason** | President, Chief Executive Officer and Director (Principal Executive Officer) | February 27, 2012 |
| /s/ ROBERT L. RECCHIA<br>**Robert L. Recchia** | Chief Financial Officer and Director (Principal Financial and Accounting Officer) | February 27, 2012 |
| /s/ ALAN F. SCHULTZ<br>**Alan F. Schultz** | Chairman of the Board of Directors | February 27, 2012 |
| /s/ JOSEPH B. ANDERSON<br>**Joseph B. Anderson** | Director | February 27, 2012 |
| /s/ PATRICK F. BRENNAN<br>**Patrick F. Brennan** | Director | February 27, 2012 |
| /s/ KENNETH V. DARISH<br>**Kenneth V. Darish** | Director | February 27, 2012 |
| /s/ WALTER H. KU<br>**Walter H. Ku** | Director | February 27, 2012 |
| /s/ THOMAS J. REDDIN<br>**Thomas J. Reddin** | Director | February 27, 2012 |
| /s/ WALLACE S. SNYDER<br>**Wallace S. Snyder** | Director | February 27, 2012 |
| /s/ FAITH WHITTLESEY<br>**Faith Whittlesey** | Director | February 27, 2012 |

## EXHIBIT INDEX

| Exhibit Number | |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of July 5, 2006, by and among Valassis, ADVO, Inc. and Michigan Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 10, 2006). |
| 2.2 | Amendment No. 1, dated as of December 18, 2006, to the Agreement and Plan of Merger, dated as of July 5, 2006, by and among Valassis, Michigan Acquisition Corporation and ADVO, Inc. (incorporated by reference to Exhibit 2.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 20, 2006). |
| 3.1 | Restated Certificate of Incorporation of Valassis (incorporated by reference to Exhibit 3.1 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) filed on January 21, 1992). |
| 3.2 | Amended and Restated By-laws of Valassis (incorporated by reference to Exhibit 3.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 5, 2008). |
| 4.1 | Certificate of Designations of Preferred Stock of Valassis filed with the Office of the Secretary of State of Delaware on September 21, 1999 (incorporated by reference to Exhibit 4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on September 23, 1999). |
| 4.2 | Indenture dated as of May 22, 2003, between Valassis and BNY Midwest Trust Company, as trustee, relating to the Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.1 to Valassis' Registration Statement on Form S-3 (SEC File No. 333-107787) filed August 8, 2003). |
| 4.3 | First Supplemental Indenture, dated as of March 2, 2007, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 4.4 | Second Supplemental Indenture, dated as of June 27, 2011, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 1, 2011). |
| 4.5 | Indenture, dated as of March 2, 2007, by and among Valassis, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the 8 ¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 4.6 | First Supplemental Indenture, dated as of April 20, 2009, by and among Valassis, Valassis In-Store Solutions, Inc., Perimeter Marketing Company and Wells Fargo Bank, National Association, as trustee, relating to the 8 ¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2009 filed on May 8, 2009). |
| 4.7 | Second Supplemental Indenture, dated as of October 19, 2010, by and among Valassis, VC Holdings, LLC and Wells Fargo Bank, National Association, as trustee, relating to the 8 ¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2010 filed on November 8, 2010). |
| 4.8 | Third Supplemental Indenture, dated as of January 28, 2011, by and among Valassis, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the 8 ¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 3, 2011). |

| Exhibit Number | |
|---|---|
| 4.9 | Indenture, dated as of January 28, 2011, by and among Valassis, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the 6⅝% Senior Notes due 2021 (incorporated by reference to Exhibit 4.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 3, 2011). |
| 4.10 | Registration Rights Agreement, dated as of January 28, 2011, by and among Valassis, the Subsidiary Guarantors named therein and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as representative of the initial purchasers (incorporated by reference to Exhibit 4.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 3, 2011). |
| 10.1* | Employment Agreement, dated January 20, 1992 among Robert L. Recchia, Valassis and Valassis Inserts, Inc., including amendment dated February 11, 1992 (incorporated by reference to Exhibit 10.5 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) originally filed on January 21, 1992). |
| 10.1(a)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated January 2, 1996 (incorporated by reference to Exhibit 10.6(a) to Valassis' Form 10-K) (SEC File No. 001-10991) for the year ended December 31, 1995 filed on March 29, 1996). |
| 10.1(b)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated January 3, 1997 (incorporated by reference to Exhibit 10.6(b) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1996 filed on March 27, 1997). |
| 10.1(c)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated December 9, 1998 (incorporated by reference to Exhibit 10.3(c)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.1(d)* | Amendment to Employment Agreement of Robert L. Recchia dated December 23, 1999 (incorporated by reference to Exhibit 10.3(d) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000). |
| 10.1(e)* | Amendment to Employment Agreement of Robert L. Recchia dated March 14, 2001 (incorporated by reference to Exhibit 10.3(e) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001). |
| 10.1(f)* | Amendment to Employment Agreement of Robert L. Recchia dated December 20, 2001 (incorporated by reference to Exhibit 10.3(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 21, 2001 filed on March 29, 2002). |
| 10.1(g)* | Amendment to Employment Agreement of Robert L. Recchia dated July 8, 2002 (incorporated by reference to Exhibit 10.3(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.1(h)* | Amendment to Employment Agreement of Robert L. Recchia dated January 11, 2005 (incorporated by reference to Exhibit 10.3(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005). |
| 10.1(i)* | Amendment to Employment Agreement of Robert L. Recchia dated as of May 24, 2007 (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 25, 2007). |
| 10.1(j)* | Amendment to Employment Agreement of Robert L. Recchia dated as of December 23, 2008 (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008). |

| Exhibit Number | |
|---|---|
| 10.2* | Employment Agreement of Richard P. Herpich dated as of January 17, 1994 (incorporated by reference to Exhibit 10.5* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(a)* | Amendment to Employment Agreement of Richard P. Herpich dated June 30, 1994 (incorporated by reference to Exhibit 10.5(a)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(b)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 19, 1995 (incorporated by reference to Exhibit 10.5(b)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(c)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated February 18, 1997 (incorporated by reference to Exhibit 10.5(c)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(d)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 30, 1997 (incorporated by reference to Exhibit 10.5(d)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(e)* | Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 15, 1998 (incorporated by reference to Exhibit 10.5(e)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.2(f)* | Amendment to Employment Agreement of Richard P. Herpich dated January 4, 2000 (incorporated by reference to Exhibit 10.5(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000). |
| 10.2(g)* | Amendment to Employment Agreement of Richard P. Herpich dated December 21, 2000 (incorporated by reference to Exhibit 10.5(g) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001). |
| 10.2(h)* | Amendment to Employment Agreement of Richard P. Herpich dated December 20, 2001 (incorporated by reference to Exhibit 10.5(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2001 filed on March 29, 2002). |
| 10.2(i)* | Amendment to Employment Agreement of Richard P. Herpich dated May 13, 2002 (incorporated by reference to Exhibit 10.5(i) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.(j)* | Amendment to Employment Agreement of Richard P. Herpich dated July 8, 2002 (incorporated by reference to Exhibit 10.5(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.2(k)* | Amendment to Employment Agreement of Richard P. Herpich dated January 14, 2005 (incorporated by reference to Exhibit 10.5(k) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005). |
| 10.2(l)* | Amendment to Employment Agreement of Richard P. Herpich dated January 18, 2007 (incorporated by reference to Exhibit 10.3 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2007 filed on May 10, 2007). |

Exhibit
Number

10.2(m)* Amendment to Employment Agreement of Richard P. Herpich dated as of December 23, 2008 (incorporated by reference to Exhibit 10.4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008).

10.2(n)* Amendment to Employment Agreement of Richard P. Herpich dated as of December 31, 2009 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 7, 2010).

10.2(o)* Consulting Agreement, dated as of October 24, 2011, by and between Valassis Communications, Inc. and Richard P. Herpich (incorporated by reference to Exhibit 10.3 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2011 filed on November 8, 2011)

10.3* Employment Agreement among Alan F. Schultz, Valassis and Valassis Inserts, Inc. dated March 18, 1992 (incorporated by reference to Exhibit 10.17 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) originally filed on January 21, 1992).

10.3(a)* Amendment to Employment Agreement among Alan F. Schultz, Valassis and Valassis Inserts, Inc. dated January 3, 1995 (incorporated by reference to Exhibit 10.16(a) to Valassis' Form 10-K (SEC File No. 001-10991) for the transition period of July 1, 1994 to December 31, 1994 filed on March 31, 1995).

10.3(b)* Amendment to Employment Agreement and Non Qualified Stock Option of Alan F. Schultz dated December 19, 1995 (incorporated by reference to Exhibit 10.16(b) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1995 filed on March 29, 1996).

10.3(c)* Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Alan F. Schultz dated September 15, 1998 (incorporated by reference to Exhibit 10.16(c) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 1998 filed on November 12, 1998).

10.3(d)* Amendment to Employment Agreement of Alan F. Schultz dated December 16, 1999 (incorporated by reference to Exhibit 10.11(d) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000).

10.3(e)* Amendment to Employment Agreement of Alan F. Schultz dated March 14, 2001 (incorporated by reference to Exhibit 10.11 (e) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001).

10.3(f)* Amendment to Employment Agreement of Alan F. Schultz dated December 20, 2001 (incorporated by reference to Exhibit 10.11(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2001 filed on March 29, 2002).

10.3(g)* Amendment to Employment Agreement of Alan F. Schultz dated June 26, 2002 (incorporated by reference to Exhibit 10.11(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).

10.3(h)* Amendment to Employment Agreement of Alan F. Schultz dated December 21, 2004 (incorporated by reference to Exhibit 10.11(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005).

10.3(i)* Amendment to Employment Agreement of Alan F. Schultz dated December 21, 2007 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 28, 2007).

10.3(j)* Amendment to Employment Agreement of Alan F. Schultz dated May 12, 2008 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 13, 2008).

| Exhibit Number | |
|---|---|
| 10.3(k)* | Amendment to Employment Agreement of Alan F. Schultz dated December 23, 2008 (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008). |
| 10.3(l)* | Consulting Agreement, dated as of August 22, 2011, by and between Valassis Communications, Inc. and Alan F. Schultz (incorporated by reference to Exhibit 10.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2011 filed on November 8, 2011) |
| 10.4* | Employment Agreement dated September 28, 2009, between Brian J. Husselbee, NCH Marketing Services, Inc. and Valassis (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on September 30, 2009). |
| 10.4(a)* | Amendment to Employment Agreement of Brian J. Husselbee dated December 31, 2009 (incorporated by reference to Exhibit 10.3 to Valassis' From 8-K (SEC File No. 001-10991) filed on January 7, 2010). |
| 10.5 | Lease for New Headquarters Building (incorporated by reference to Exhibit 10.21 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 1996 filed on August 14, 1996). |
| 10.6* | Employee Stock Purchase Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 25, 1996). |
| 10.7* | Valassis Communications, Inc. Amended and Restated 1992 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999). |
| 10.8* | Employment Agreement by and among Robert A. Mason, Valassis Communications, Inc. and Valassis Sales and Marketing, Inc., dated as of January 1, 2002, as amended (incorporated by reference to Exhibit 10.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2011 filed on May 10, 2011) |
| 10.8(a)* | Amendment to Employment Agreement of Robert A. Mason, dated as of August 22, 2011 (incorporated by reference to Exhibit 10.2 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2011 filed on November 8, 2011) |
| 10.9* | Valassis Communications, Inc. Supplemental Benefit Plan dated September 15, 1998 (incorporated by reference to Exhibit 10.24 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.9(a)* | First Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated June 25, 2002 (incorporated by reference to Exhibit 10.24(a) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002). |
| 10.9(b)* | Second Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008). |
| 10.9(c)* | Third Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated July 8, 2010 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 9, 2010). |
| 10.10* | Valassis Communications, Inc. 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit A to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 15, 2002). |
| 10.11* | Valassis Communications, Inc. Broad-Based Incentive Plan (incorporated by reference to Exhibit 10.27 to Valassis' Form 10-K (SEC File No. 001 10991) for the year ended December 31, 2002 filed on March 25, 2003). |

| Exhibit Number | |
|---|---|
| 10.12* | Valassis Communications, Inc. 2005 Executive Restricted Stock Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 5, 2005). |
| 10.13* | Valassis Communications, Inc. 2005 Employee and Director Restricted Stock Award Plan (incorporated by reference to Exhibit D to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 5, 2005). |
| 10.14 | Credit Agreement, dated as of March 2, 2007, by and among Valassis, Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 10.15 | First Amendment to Credit Agreement, dated as of January 22, 2009, by and among Valassis, the several lenders parties thereto, and Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 27, 2009). |
| 10.16 | Second Amendment to Credit Agreement, dated as of April 15, 2010, by and among Valassis, the several lender parties thereto, and Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on April 16, 2010). |
| 10.17 | Guarantee, Security and Collateral Agency Agreement, dated as of March 2, 2007, by and among Valassis and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007). |
| 10.18* | ADVO, Inc. 2006 Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to Valassis' Registration Statement on Form S-8 (SEC File No. 333-142661) filed on May 7, 2007). |
| 10.19 | Agreement for Information Technology Services, dated April 1, 2005 between ADVO, Inc. and International Business Machine ("IBM") (incorporated by reference to Exhibit 10(a) to ADVO's Form 10-Q (SEC File No. 001-11720) for the quarter ended March 26, 2005 filed on May 5, 2005). |
| 10.20 | Agreement for NetWorkStation Management Services, dated April 1, 2005 between ADVO, Inc. and IBM (incorporated by reference to Exhibit 10(c) to ADVO's Form 10-Q (SEC File No. 001-11720) for the quarter ended March 26, 2005 filed on May 5, 2005). |
| 10.21 | Assignment Agreement among IBM, ADVO, Inc. and Valassis (incorporated by reference to Exhibit 10.2 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2008 filed on November 10, 2008). |
| 10.22 | Valassis' Summary of Non-Employee Director Compensation (incorporated by reference to Exhibit 10.22 to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2011 filed on March 1, 2011). |
| 10.23 | Purchase and Sale Agreement, dated March 19, 2008, between Valassis Direct Mail, Inc. and Siro II, LLC, as amended (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008). |

| Exhibit Number | |
|---|---|
| 10.24 | One Targeting Centre Lease, dated June 19, 2008, by and between 1 Targeting Centre LLC, Smith CT 3, LLC, Smith CT 4, LLC and Valassis Direct Mail, Inc. (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008). |
| 10.25 | 235 Great Pond Lease, dated June 19, 2008, by and between 235 Great Pond, LLC, Smith CT 7, LLC, Smith CT 8, LLC and Valassis Direct Mail, Inc. (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008). |
| 10.26* | Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on March 20, 2008). |
| 10.27* | Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit D to Valassis' Proxy Statement (SEC File No. 001-10991) filed on March 20, 2008). |
| 10.28* | Form of Non-Qualified Stock Option Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2010 filed on May 7, 2010). |
| 10.29* | Form of Restricted Stock Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2010 filed on May 7, 2008). |
| 10.30* | Form of Performance-Based Restricted Stock Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.30 to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2011 filed on March 1, 2011). |
| 10.31 | Settlement Agreement and Release, dated as of February 4, 2010, between Valassis Communications, Inc. and News America Incorporated (a/k/a News America Marketing Group), News America Marketing FSI, LLC (successor in interest to News America Marketing FSI, Inc.) and News America Marketing In-Store Services, LLC (successor in interest to News America Marketing In-Store Services, Inc.) (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 8, 2010). |
| 10.32 | Credit Agreement, dated as of June 27, 2011, by and among Valassis Communications, Inc., JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as joint bookrunners and joint lead arrangers, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 1, 2011). |
| 10.33 | Guarantee and Collateral Agreement, dated as of June 27, 2011, by and among Valassis Communications, Inc. and certain of its domestic subsidiaries signatory thereto, as grantors, in favor of JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 1, 2011). |
| 12.1 | Statements of Computation of Ratios. |
| 21.1 | Subsidiaries of Valassis Communications, Inc. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |

| Exhibit Number | |
|---|---|
| 31.1 | Section 302 Certification of Robert A. Mason |
| 31.2 | Section 302 Certification of Robert L. Recchia |
| 32.1 | Section 906 Certification of Robert A. Mason |
| 32.2 | Section 906 Certification of Robert L. Recchia |
| 101.INS** | XBRL Instance Document |
| 101.SCH** | XBRL Taxonomy Extension Schema |
| 101.CAL** | XBRL Taxonomy Extension Calculation Linkbase |
| 101.LAB** | XBRL Taxonomy Extension Label Linkbase |
| 101.PRE** | XBRL Taxonomy Extension Presentation Linkbase |

* Constitutes a management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files included as Exhibits 101 hereto (i) shall not be deemed "filed" or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, (ii) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and (iii) otherwise are not subject to liability under those sections.

## Stock Performance Graph

The following performance graph compares the annual cumulative total stockholder return on our common stock with the annual cumulative total returns of the Standard & Poor's 500 Stock Index and a peer group for the five years ended December 31, 2007, 2008, 2009, 2010 and 2011, based on an assumed investment of $100 on December 31, 2006 with all dividends being reinvested. Our peer group consists of the following companies: R.R. Donnelley & Sons; Interpublic Group of Companies; Acxiom Corporation; and Harte-Hanks, Inc.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Valassis Communications, Inc.
S&P 500 Index
Peer Group


| Company Name/Index | Base Period 12/31/06 2006 | Year Ended December 31, 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|
| **Valassis Communications, Inc.** | $100 | $ 80.62 | $ 9.10 | $125.93 | $223.10 | $132.62 |
| **S&P 500 Index** | $100 | $105.49 | $66.46 | $ 84.05 | $ 96.71 | $ 98.76 |
| **Peer Group** | $100 | $ 82.73 | $35.43 | $ 63.37 | $ 71.34 | $ 62.47 |

The stock price performance graph and related information shall not be deemed to be "soliciting material" or incorporated by reference by any general statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

**Form 10-K**

This Annual Report to Shareholders includes a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, excluding exhibits, as filed with the United States Securities and Exchange Commission and available through our Web site at www.valassis.com/about-us/investors/investors.aspx. We will, upon written request and payment of an appropriate processing fee, provide our shareholders with copies of the exhibits to our Annual Report on Form 10-K. Please address your request to Valassis Communications, Inc., 19975 Victor Parkway, Livonia, Michigan 48152, Attention: Investor Relations.

**Valassis World Headquarters**
19975 Victor Parkway
Livonia, MI 48152
734.591.3000
www.valassis.com
www.redplum.com
www.save.com

**U.S. Locations**
Auburn, **Washington** | Aurora, **Colorado** Austell, **Georgia** | Belleville, **Michigan** Calexico, **California** | Charlotte, **North Carolina** | Cincinnati, **Ohio** | Columbia, **Maryland** | Commerce, **California** | Costa Mesa, **California** | Dallas, **Texas** | Deerfield, **Illinois** | Deer Park, **Texas** | Durham, **North Carolina** | East Taunton, **Massachusetts** Edison, **New Jersey** | El Paso, **Texas** Florence, **Kentucky** | Folcroft, **Pennsylvania** Houston, **Texas** | Independence, **Ohio** | King of Prussia, **Pennsylvania** | Livonia, **Michigan** Louisville, **Kentucky** | Miami Lakes, **Florida** Milwaukee, **Wisconsin** | Newark, **California** Newark, **Delaware** | Oakbrook Terrace, **Illinois** | Orlando, **Florida** | Phoenix, **Arizona** | Pittsburgh, **Pennsylvania** Richmond, **Virginia** | Sacramento, **California** Salt Lake City, **Utah** | Shelton, **Connecticut** St. Louis Park, **Minnesota** | Sunrise, **Florida** Tampa, **Florida** | Tigard, **Oregon** Unincorporated, **Missouri** | Wichita, **Kansas** Windsor, **Connecticut** | Worthington, **Ohio**

**International Locations**
Aranjuez, Spain
Bialogard, Poland
Corby, England
Delicias, Mexico
Hamburg, Germany
Juarez, Mexico
Mexicali, Mexico
Milan, Italy
Nuevo Laredo, Mexico
Toronto, Canada

**Independent Auditors**
Deloitte & Touche LLP

**Corporate Governance**
Valassis remains committed to high standards of corporate governance. Our corporate governance guidelines, code of business conduct and ethics and detailed information about our board committees and charters are available on the "Investors" section of www.valassis.com.

**Board of Directors**
**Joseph B. Anderson Jr.** (G, chairperson)
Chairman and CEO, TAG Holdings, LLC

**Patrick F. Brennan** (C, chairperson)
Retired President and CEO,
Consolidated Papers, Inc.

**Kenneth V. Darish** (A)
Former CFO, BBDO Windsor,
an Omnicom company

**Dr. Walter H. Ku, Ph.D** (G) (C)
Professor of Electrical and Computer Engineering,
University of California, San Diego

**Robert A. Mason**
Valassis President and Chief Executive Officer

**Robert L. Recchia** (E)
Valassis Executive Vice President,
Treasurer and CFO

**Thomas J. Reddin** (A, C)
Owner of Red Dog Ventures

**Alan F. Schultz** (E)
Valassis Chairman of the Board
Retired President and CEO, Valassis

**Wallace S. Snyder** (A, chairperson)
Retired President and CEO,
American Advertising Federation

**Ambassador Faith Whittlesey** (E, G)
Chairman Emeritus of the Board,
American Swiss Foundation, New York;
President, Maybrook Associates, Inc.

Valassis would like to pay tribute to **Alan F. Schultz**, who retired as President and Chief Executive Officer in 2011 after 27 years of service. Mr. Schultz currently remains Chairman of the Board. In addition, Valassis recognizes **Richard P. Herpich**, who retired as Executive Vice President, Strategic Initiatives, at the end of 2011 after over 33 years at Valassis.

**Board Committees**
A – Audit
C – Compensation/Stock Option
E – Executive
G – Corporate Governance/Nominating

**Executive Officers**
**Robert A. Mason**
President and Chief Executive Officer

**Suzanne C. Brown**
Executive Vice President, Sales and Marketing

**Ronald L. Goolsby**
Chief Operating Officer

**Brian J. Husselbee**
President and CEO
NCH Marketing Services, Inc.

**James D. Parkinson**
Executive Vice President, Chief Digital and Technology Officer

**Robert L. Recchia**
Executive Vice President, Treasurer and CFO

**Todd L. Wiseley**
General Counsel, Senior Vice President of Administration and Secretary

**Cautionary Statements Regarding Forward-looking Statements**
*This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: price competition from our existing competitors; new competitors in any of our businesses; a shift in client preferences for different promotional materials, strategies or coupon delivery methods, including, without limitation, as a result of declines in newspaper circulation and/or increased competition from new media formats including digital; an unforeseen increase in paper or postal costs; changes which affect the businesses of our clients and lead to reduced sales promotion spending, including, without limitation, a decrease of marketing budgets which are generally discretionary in nature and easier to reduce in the short-term than other expenses; our substantial indebtedness, and ability to refinance such indebtedness, if necessary, and our ability to incur additional indebtedness, may affect our financial health; the financial condition, including bankruptcies, of our clients, suppliers, senior secured credit facility lenders or other counterparties; certain covenants in our debt documents could adversely restrict our financial and operating flexibility; fluctuations in the amount, timing, pages, weight and kinds of advertising pieces from period to period, due to a change in our clients' promotional needs, inventories and other factors, including, without limitation, high levels of coupon redemption rates; our failure to attract and retain qualified personnel may affect our business and results of operations; a rise in interest rates could increase our borrowing costs; possible governmental regulation or litigation affecting aspects of our business; clients experiencing financial difficulties, or otherwise being unable to meet their obligations as they become due, could affect our results of operations and financial condition; uncertainty in the application and interpretation of applicable state sales tax laws may expose us to additional sales tax liability; and general economic conditions, whether nationally, internationally, or in the market areas in which we conduct our business, including the adverse impact of the ongoing economic downturn on the marketing expenditures and activities of our clients and prospective clients as well as our vendors, with whom we rely on to provide us with quality materials at the right prices and in a timely manner. These and other risks and uncertainties related to our business are described in greater detail in our filings with the United States Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q and the foregoing information should be read in conjunction with these filings. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

**2011 Valassis Annual Report**
**Coordination:** Katie Kramer
**Design:** Lisa Bianchi
**Photography:** Dave Budnick
**Contribution:** April Masters, Dawn Northrup and Mary Ann Verderbar

Valassis Annual Meeting
Thursday, May 3, 2012 at 9 a.m. (EDT) at
Valassis World Headquarters
19975 Victor Parkway
Livonia, MI 48152

Shareholder Information
Investor Relations
19975 Victor Parkway
Livonia, MI 48152
734.591.7375
NYSE: VCI

Transfer Agent and Registrar
Inquiries regarding stock certificate holdings, changes in registration or address, lost certificates and other shareholder account matters should be directed to:

Computershare Inc.
Courier Service
250 Royall Street
Canton, MA 02021

First Class/Registered/Certified Mail:
P.O. Box 43078
Providence, RI 02940

800.622.6757 (U.S., Canada, Puerto Rico)
781.575.4735 (Outside the U.S.)

web.queries@computershare.com
Investor Centre™: www.computershare.com/investor

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